BANCO BBVA ARGENTINA S.A.

CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE NINE-MONTH PERIOD ENDED

SEPTEMBER 30, 2023

Banco BBVA Argentina S.A.

TABLE OF CONTENTS

Condensed Interim Financial Statements for the nine-month period ended September 30, 2023, comparatively presented.

Consolidated Condensed Statement of Financial Position

Consolidated Condensed Statement of Income

Consolidated Condensed Statement of Other Comprehensive Income

Consolidated Condensed Statement of Changes in Shareholders’ Equity

Consolidated Condensed Statement of Cash Flows

Notes

Exhibits

Separate Condensed Statement of Financial Position

Separate Condensed Statement of Income

Separate Condensed Statement of Other Comprehensive Income

Separate Condensed Statement of Changes in Shareholders’ Equity

Separate Condensed Statement of Cash Flows

Notes

Exhibits

Reporting Summary

Independent auditors’ report on the review of the consolidated condensed interim financial statements

Independent auditors’ report on the review of the separate condensed interim financial statements

Supervisory Committee’s Report

CONSOLIDATED CONDENSED STATEMENT OF FINANCIAL POSITION
AS OF SEPTEMBER 30, 2023 AND DECEMBER 31, 2022
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)
(Translation of Financial statements originally issued in Spanish - See Note 53)

	Notes and Exhibits	09.30.23	12.31.22

ASSETS

Cash and deposits in banks	3	478,339,623	601,917,869

Cash		252,257,172	238,611,718
Financial institutions and correspondents		225,904,872	363,122,804
B.C.R.A.		207,669,928	327,902,455
Other in the country and abroad		18,234,944	35,220,349
Other		177,579	183,347

Debt securities at fair value through profit or loss	4 and A	107,448,246	51,843,806

Derivative instruments	5	12,902,609	4,607,850

Repo transactions	6	304,764,675	106,785,402

Other financial assets	7	87,028,936	66,517,437

Loans and other financing	8	1,352,640,858	1,456,781,628

Non-financial Government sector		56,003	2,842
B.C.R.A.		-	18,353
Other financial institutions		4,530,173	8,596,856
Non-financial Private Sector and Residents Abroad		1,348,054,682	1,448,163,577

Other debt securities	9 and A	1,103,656,570	1,310,527,438

Financial assets pledged as collateral	10	144,839,087	93,845,389

Current income tax assets	11. a)	122,192	78,633

Investments in equity instruments	12 and A	2,974,366	1,906,252

Investments in associates	13	7,474,964	7,044,024

Property and equipment	14	192,381,992	195,236,088

Intangible assets	15	20,643,514	19,538,077

Deferred income tax assets	11. c)	2,271,590	3,088,214

Other non-financial assets	16	63,958,847	59,201,893

Non-current assets held for sale	17	538,993	457,248

TOTAL ASSETS		3,881,987,062	3,979,377,248

Notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED CONDENSED STATEMENT OF FINANCIAL POSITION
AS OF SEPTEMBER 30, 2023 AND DECEMBER 31, 2022
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)
(Translation of Financial statements originally issued in Spanish - See Note 53)

	Notes and Exhibits	09.30.23	12.31.22

LIABILITIES

Deposits	18 and H	2,593,866,878	2,669,025,951

Non-financial Government sector		20,859,034	19,665,193
Financial Sector		1,286,543	690,729
Non-financial Private Sector and Residents Abroad		2,571,721,301	2,648,670,029

Liabilities at fair value through profit or loss	19	86,766	-

Derivative instruments	5	2,324,683	679,212

Other financial liabilities	20	210,353,854	240,595,474

Financing received from the BCRA and other financial institutions	21	23,482,623	40,372,289

Corporate bonds issued	22	-	388,388

Current income tax liabilities	11. b)	21,516,203	14,724,473

Provisions	23 and J	10,696,927	17,611,979

Deferred income tax liabilities	11.c)	27,554,777	13,593,935

Other non-financial liabilities	24	227,502,207	239,092,151

TOTAL LIABILITIES		3,117,384,918	3,236,083,852

EQUITY

Share capital	26	612,710	612,710
Non-capitalized contributions		6,744,974	6,744,974
Capital adjustments		265,251,732	265,251,732
Reserves		424,136,270	355,435,999
Retained earnings		-	21,947
Other accumulated comprehensive loss		(18,976,515)	(15,233,391)
Income for the period / year		75,235,793	119,482,648
Equity attributable to owners of the Parent		753,004,964	732,316,619
Equity attributable to non-controlling interests		11,597,180	10,976,777

TOTAL EQUITY		764,602,144	743,293,396

TOTAL LIABILITIES AND EQUITY		3,881,987,062	3,979,377,248

Notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED CONDENSED STATEMENT OF INCOME
FOR THE THREE AND NINE-MONTH INTERIM PERIODS ENDED SEPTEMBER 30, 2023 AND 2022
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)
(Translation of Financial statements originally issued in Spanish - See Note 53)

	Notes and Exhibits	Quarter ended 09.30.23	Accumulated as of 09.30.23	Quarter ended 09.30.22	Accumulated as of 09.30.22

Interest income	27	586,890,837	1,503,248,722	343,874,685	868,734,541
Interest expense	28	(316,655,645)	(763,980,371)	(161,383,626)	(394,648,133)

Net interest income		270,235,192	739,268,351	182,491,059	474,086,408

Commission income	29	39,520,651	121,170,021	39,351,327	125,350,146
Commission expenses	30	(21,897,445)	(52,639,570)	(17,620,911)	(51,045,382)

Net commission income		17,623,206	68,530,451	21,730,416	74,304,764

Net income from measurement of financial instruments at fair value through profit or loss	31	8,171,693	29,812,416	8,939,714	26,773,121
Net income from write-down of assets at amortized cost and at fair value through OCI	32	4,068,009	7,219,832	242,575	1,774,463
Foreign exchange and gold gains	33	2,139,884	8,256,605	5,300,434	15,660,221
Other operating income	34	9,990,627	28,611,783	10,721,608	31,867,288
Loan loss allowance		(7,718,119)	(36,326,904)	(9,774,192)	(24,646,991)

Net operating income		304,510,492	845,372,534	219,651,614	599,819,274

Personnel benefits	35	(42,416,289)	(118,327,811)	(33,025,556)	(100,862,570)
Administrative expenses	36	(47,344,752)	(129,367,970)	(34,998,991)	(103,072,098)
Asset depreciation and impairment	37	(4,370,952)	(13,786,085)	(4,908,743)	(15,486,030)
Other operating expenses	38	(43,073,876)	(116,161,761)	(31,334,710)	(87,573,919)

Operating income		167,304,623	467,728,907	115,383,614	292,824,657

Income/(Loss) from associates and joint ventures		18,021	717,134	(912,150)	(1,189,818)
Loss on net monetary position	2.1.5.	(152,072,038)	(351,329,365)	(84,308,882)	(217,303,276)

Income before income tax		15,250,606	117,116,676	30,162,582	74,331,563

Income Tax	11. d)	(5,365,307)	(41,232,528)	(7,136,697)	8,624,172

Net income for the period		9,885,299	75,884,148	23,025,885	82,955,735

Net income for the period attributable to:
Owners of the Parent		9,630,617	75,235,793	23,443,588	84,261,833
Non-controlling interests		254,682	648,355	(417,703)	(1,306,098)

Notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED CONDENSED STATEMENT OF INCOME
FOR THE NINE-MONTH INTERIM PERIODS ENDED SEPTEMBER 30, 2023 AND 2022
EARNINGS PER SHARE
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)
(Translation of Financial statements originally issued in Spanish - See Note 53)
Accounts	30.09.23	09.30.22

Numerator:

Net income attributable to owners of the Parent	75,235,793	84,261,833
Net income attributable to owners of the Parent adjusted to reflect the effect of dilution	75,235,793	84,261,833

Denominator:

Weighted average of outstanding common shares for the period	612,710,079	612,710,079
Weighted average of outstanding common shares for the period adjusted to reflect the effect of dilution	612,710,079	612,710,079

Basic earnings per share (stated in thousands of pesos)	122.7918	137.5232
Diluted earnings per share (stated in thousands of pesos) (1)	122.7918	137.5232

(1)	As Banco BBVA Argentina S.A. has not issued financial instruments with dilution effects on earnings per share, basic earnings and diluted earnings per share are equal.

CONSOLIDATED CONDENSED STATEMENT OF OTHER COMPREHENSIVE INCOME
FOR THE THREE AND NINE-MONTH INTERIM PERIODS ENDED SEPTEMBER 30, 2023 AND 2022
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)
(Translation of Financial statements originally issued in Spanish - See Note 53)

	Note	Quarter ended 09.30.23	Accumulated as of 09.30.23	Quarter ended 09.30.22	Accumulated as of 09.30.22

Net income for the period		9,885,299	75,884,148	23,025,885	82,955,735

Other comprehensive income components to be reclassified to income/(loss) for the period:

Share in Other Comprehensive Income from associates and joint ventures at equity method

Income for the period on the Share in OCI from associates and joint ventures at equity method		-	-	-	221,467

		-	-	-	221,467

Profit or losses from financial instruments at fair value through OCI

Profit or losses from financial instruments at fair value through OCI		(11,597,463)	(3,101,752)	27,698,173	(8,168,158)
Reclassification adjustment for the period		(4,764,871)	(2,872,065)	(242,576)	(1,774,464)
Income Tax	11.d)	6,637,565	1,287,160	(10,920,220)	2,786,091

		(9,724,769)	(4,686,657)	16,535,377	(7,156,531)

Other comprehensive income components not to be reclassified to income/(loss) for the period:

Income or loss on equity instruments at fair value through OCI (IFRS 9, paragraph 5.7.5)

Income/(loss) for the period from equity instruments at fair value through OCI		(17,174)	915,581	(20,946)	(82,197)

		(17,174)	915,581	(20,946)	(82,197)

Total Other Comprehensive Income/(loss) for the period		(9,741,943)	(3,771,076)	16,514,431	(7,017,261)

Total Comprehensive Income		143,356	72,113,072	39,540,316	75,938,474

Total Comprehensive Income:
Attributable to owners of the Parent		(83,401)	71,492,669	39,958,243	77,244,799
Attributable to non-controlling interests		226,757	620,403	(417,927)	(1,306,325)

Notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE NINE-MONTH INTERIM PERIODS ENDED SEPTEMBER 30, 2023
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)
(Translation of Financial statements originally issued in Spanish - See Note 53)

	2023
	Share	Non-capitalized		Other Comprehensive		Reserves
	Capital	contributions		Income
	Outstanding shares	Share premium		Loss on financial instruments at fair value through OCI	Other				Total equity attributable to controlling interests	Total equity attributable to non-controlling interests	Total
								Retained earnings
			Adjustments to equity
Transactions						Legal	Other

Restated balances at the beginning of the year	612,710	6,744,974	265,251,732	(15,233,391)	-	150,129,920	205,306,079	119,504,595	732,316,619	10,976,777	743,293,396

Total comprehensive income for the period
- Net income for the period	-	-	-	-	-	-	-	75,235,793	75,235,793	648,355	75,884,148
- Other comprehensive loss for the period	-	-	-	(3,743,124)	-	-	-	-	(3,743,124)	(27,952)	(3,771,076)

- Distribution of Unappropriated Retained Earnings as per Shareholders' Resolution dated April 28, 2023 (Note 43 to the consolidated financial statements):
Legal Reserve	-	-	-	-	-	23,900,919	-	(23,900,919)	-	-	-
Other	-	-	-	-	-	-	95,603,676	(95,603,676)	-	-	-

- Distribution of dividends, as approved by the Superintendency of Financial and Foreign Exchange Institutions of the BCRA on May 31 and at the Board of Directors' meeting held on June 7, 2023 (Note 43 to the consolidated financial statements):
Dividends in kind (1)	-	-	-	-	-	-	(50,804,324)	-	(50,804,324)	-	(50,804,324)

Balances at fiscal period end	612,710	6,744,974	265,251,732	(18,976,515)	-	174,030,839	250,105,431	75,235,793	753,004,964	11,597,180	764,602,144

(1) It represents $ 58.05 (in nominal values) per share.

Notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE NINE-MONTH INTERIM PERIODS ENDED SEPTEMBER 30, 2022
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)
(Translation of Financial statements originally issued in Spanish - See Note 53)

	2022
	Share	Non-capitalized		Other Comprehensive		Reserves
	Capital	contributions		Income
	Outstanding shares	Share premium		Losses on financial instruments at fair value through OCI	Other				Total equity attributable to controlling interests	Total equity attributable to non-controlling interests	Total
								Retained earnings
			Adjustments to equity
Transactions						Legal	Other

Restated balances at the beginning of the year	612,710	6,744,974	265,251,732	2,978,933	(221,467)	134,561,757	143,033,426	77,840,816	630,802,881	12,688,654	643,491,535

Impact of the implementation of the financial reporting framework established by the BCRA - IFRS 9, paragraph 5.5 for Related Companies	-	-	-	-	-	-	-	21,946	21,946	77,066	99,012

Adjusted balance at the beginning of the year	612,710	6,744,974	265,251,732	2,978,933	(221,467)	134,561,757	143,033,426	77,862,762	630,824,827	12,765,720	643,590,547

Total comprehensive income/(loss) for the period
- Net income/(loss) for the period	-	-	-	-	-	-	-	84,261,833	84,261,833	(1,306,098)	82,955,735
- Other comprehensive income/(loss) for the period	-	-	-	(7,238,501)	221,467	-	-	-	(7,017,034)	(227)	(7,017,261)

- Distribution of Unappropriated Retained Earnings as per Shareholders' Resolution dated April 29, 2022 (Note 43 to the consolidated financial statements)
Legal Reserve	-	-	-	-	-	15,568,163	-	(15,568,163)	-	-	-
Other							62,272,653	(62,272,653)	-	-	-

Balances at fiscal period end	612,710	6,744,974	265,251,732	(4,259,568)	-	150,129,920	205,306,079	84,283,779	708,069,626	11,459,395	719,529,021

Notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED CONDENSED STATEMENT OF CASH FLOWS
FOR THE NINE-MONTH INTERIM PERIODS ENDED SEPTEMBER 30, 2023 AND 2022
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)
(Translation of Financial statements originally issued in Spanish - See Note 53)

Accounts	09.30.23	09.30.22

Cash flows from operating activities

Income before income tax	117,116,676	74,331,563

Adjustment for total monetary income for the period	351,329,365	217,303,276

Adjustments to obtain cash flows from operating activities:	(22,430,725)	74,707,057
Depreciation and amortization	13,786,085	15,486,030
Loan loss allowance	36,326,904	24,646,991
Effect of foreign exhange changes on cash and cash equivalents	(81,667,642)	34,992,629
Loss for the sale of Prisma Medios de Pagos S.A.	-	(8,892,443)
Other adjustments	9,123,928	8,473,850

Net increases from operating assets:	(2,277,099,689)	(1,658,729,692)
Debt securities at fair value through profit or loss	(96,431,979)	(60,779,954)
Derivative instruments	(11,125,820)	4,094,784
Repo transactions	(371,373,303)	213,822,143
Loans and other financing	(909,286,841)	(590,261,588)
Non-financial Government sector	(70,736)	(4,906)
Other financial institutions	(1,561,660)	(1,839,031)
Non-financial Private Sector and Residents Abroad	(907,654,445)	(588,417,651)
Other debt securities	(647,563,107)	(1,103,155,811)
Financial assets pledged as collateral	(124,822,885)	(70,679,252)
Investments in equity instruments	(1,733,637)	8,476,128
Other assets	(114,762,117)	(60,246,142)

Net increases from operating liabilities:	2,076,384,672	1,312,062,752
Deposits	1,758,340,288	1,070,142,699
Non-financial Government sector	13,405,751	(5,773,123)
Financial Sector	1,428,150	1,084,063
Non-financial Private Sector and Residents Abroad	1,743,506,387	1,074,831,759
Liabilities at fair value through profit or loss	172,811	29,230
Derivative instruments	2,717,301	863,505
Repo transactions	23,874	-
Other liabilities	315,130,398	241,027,318

Income tax paid	(3,016,503)	(2,486,953)

Total cash flows generated by operating activities	242,283,796	17,188,003

CONSOLIDATED CONDENSED STATEMENT OF CASH FLOWS
FOR THE NINE-MONTH INTERIM PERIODS ENDED SEPTEMBER 30, 2023 AND 2022
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)
(Translation of Financial statements originally issued in Spanish - See Note 53)

Accounts	09.30.23	09.30.22

Cash flows from investing activities

Payments:	(12,221,684)	(11,112,190)
Purchase of property and equipment, intangible assets and other assets	(11,510,052)	(9,847,860)
Other payments related to investing activities	(711,632)	(1,264,330)

Collections:	649,372	2,294,191
Other collections related to investing activities	649,372	2,294,191

Total cash flows used in investing activities	(11,572,312)	(8,817,999)

Cash flows from financing activities

Payments:	(21,362,409)	(15,995,193)
Dividends	(111,580)	-
Non-subordinated corporate bonds	(368,859)	(1,134,943)
Argentine Central Bank (BCRA)	(89,472)	(17,380)
Financing from local financial institutions	(17,575,229)	(11,532,763)
Leases	(3,217,269)	(3,310,107)

Collections:	775,033	288,806
Other collections related to financing activities	775,033	288,806

Total cash flows used in financing activities	(20,587,376)	(15,706,387)

Effect of exchange rate changes on cash and cash equivalents	81,667,642	(34,992,629)
Effect of net monetary income/(loss) of cash and cash equivalents	(415,369,996)	(337,354,850)

Total changes in cash flows	(123,578,246)	(379,683,862)
Restated cash and cash equivalents at the beginning of the year (Note 3)	601,917,869	864,035,037
Cash and cash equivalents at fiscal period-end (Note 3)	478,339,623	484,351,175

Notes and exhibits are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 53)

1.	General Information
1.1.	Information on Banco BBVA Argentina S.A.

Banco BBVA Argentina S.A. (hereinafter, either “BBVA Argentina”, the “Entity” or the “Bank”) is a corporation (“sociedad anónima”) incorporated under the laws of Argentina, operating as a universal bank with a network of 243 national branches.

Since December 1996, BBVA Argentina is part of the global strategy of Banco Bilbao Vizcaya Argentaria S.A. (hereinafter, either “BBVA” or the “Parent”), which directly and indirectly controls the Entity, by holding 66.55% of the share capital as of September 30, 2023.

These consolidated condensed interim financial statements include the Entity and its subsidiaries (collectively referred to as the “Group”). Basis of consolidation is described in Note 2.2.

Part of the Entity's capital stock is publicly traded and has been registered with the Buenos Aires Stock Exchange, the New York Stock Exchange, and the Madrid Stock Exchange.

1.2.	Evolution of the macroeconomic situation and the financial and capital systems

The Entity continues to operate in a complex economic context, signaled by the persistence of high inflation levels, which reach 138.3% YoY. This scenario is accompanied by volatile financial variables, including, among others, a country risk indicator which has increased even after the renegotiation of the sovereign debt with private creditors and the IMF, as well as the imputed exchange rates impacting the outstanding public debt denominated in foreign currency. Throughout the period, the monetary policy rate increased from an annual nominal rate of 75% at the beginning of the year (107% effective annual rate), to an annual nominal rate of 133% (253% effective annual rate) as of October 12.

Among other provisions, withholdings related to foreign trade were established, differentiated exchange rates for the settlement of foreign currency by exporters, as well as new specific regulations to allow access to the foreign exchange market, for both individuals and legal entities, were established.

Simultaneously, the public debt restructuring process continued both under Argentine and foreign laws, including various voluntary swaps and agreements related to the payables to the International Monetary Fund and the Paris Club. The Argentine Ministry of Economy reached an agreement with the technical staff of the latter with regard to the fifth and sixth reviews of the Extended Fund Facility, which were approved by its Board of Directors on August 23.

As regards the U.S. dollar price, since the end of 2019 the gap between the official U.S. dollar price -mainly used for foreign trade- and the alternative values arising from stock exchange transactions and also with respect to the non-official value significantly widened, reaching about 151% as of the date of issuance of the accompanying financial statements.

Furthermore, Argentina has concluded its presidential election process, which began with the PASO (Simultaneous and Mandatory Open Primary Elections) held on August 13, and continued with the general elections on October 22, concluding with the second round on November 19, with Javier Milei of the La Libertad Avanza (opposition) party being elected as the new president. The presidential handover will take place on December 10.

It is worth mentioning that the day after the PASO, there was an increase of about 22% in the official exchange rate of the US dollar, remaining almost unchanged as of the issuance date of these financial statements.

Besides, the international macroeconomic context generates certain degree of uncertainty regarding its future progress, mainly considering the armed conflicts in Eastern Europe between Russia and Ukraine, and in the Middle East between Israel and Hamas, apart from the residual effects of the pandemic declared in connection with the coronavirus (COVID-19) outbreak which has significantly affected the national and international economic activity.

In view of the above, the Entity's Management permanently monitors the evolution of the abovementioned situations in the international and local markets, in order to determine the possible actions to be taken and identify possible impacts on its equity and financial position, which may require disclosure in the financial statements of future periods.

2.	Basis for the preparation of these financial statements and applicable accounting standards
2.1.	Presentation basis

2.1.1.	Applicable Accounting Standards

These consolidated condensed interim financial statements of the Bank were prepared in accordance with the financial reporting framework set forth by the BCRA. (Communication “A” 6114 as supplemented by the BCRA). Except for the exceptions established by the BCRA which are explained in the following paragraph, such framework is based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish). The abovementioned international standards include the IFRS, the International Accounting Standards (IAS) and the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former IFRIC (SIC).

Out of the exceptions set forth by the BCRA to the application of current IFRS, the following affect the preparation of these consolidated condensed interim financial statements:

a)	Within the framework of the convergence process to IFRS established by Communication “A” 6114, as amended and supplemented, the BCRA provided that for fiscal years starting on or after January 1, 2020, financial institutions defined as “Group A” according to BCRA regulations, as such is the case of the Entity, are required to start to apply paragraph 5.5 “Impairment” of IFRS 9 “Financial Instruments” (paragraphs B5.5.1 through B5.5.55) except for exposures to the public sector, considering the exclusion set forth by Communication “A” 6847.

Had the abovementioned paragraph 5.5. “Impairment” been applied in full, according to a global estimate made by the Entity, as of September 30, 2023 and December 31, 2022, its shareholders’ equity would have been reduced by 6,837,158 and 9,106,323, respectively.

b)	In March 2022, the transfer of the equity instruments corresponding to the remaining interest in Prisma Medios de Pago S.A. was made, which instruments were measured at fair value as set forth in Memorandum dated April 29, 2019 and March 22, 2021 received by the BCRA, and the income (loss) from their sale was recorded in the quarter ended March 31, 2022. Had the IFRS been applied in order to determine the fair value above mentioned, the income (loss) for the nine-month period ended September 30, 2022 would have changed. However, this situation does not generate differences as regards the shareholders’ equity value as of December 31, 2022.

Except for what was mentioned in the previous paragraphs, the accounting policies applied by the Entity comply with the IFRS that have been currently approved and are applicable in the preparation of these consolidated condensed interim financial statements in accordance with the IFRS as adopted by the BCRA as per Communication “A” 7642. In general, the BCRA does not allow the early application of any IFRS, unless otherwise specified.

These financial statements have been approved by the Board of Directors of Banco BBVA Argentina S.A. on November 21, 2023.

2.1.2.	Figures stated in thousands of pesos

These consolidated condensed interim financial statements expose figures stated in thousands of Argentine pesos in terms of purchasing power as of September 30, 2023 and are rounded to the nearest amount in thousands of pesos.

The Entity and its subsidiaries consider the Argentine peso as their functional and presentation currency.

2.1.3.	Presentation of Statement of Financial Position

The Entity presents its Statement of Financial Position in order of liquidity, according to the model set forth in Communication “A” 6324 of the BCRA.

Financial assets and financial liabilities are generally reported in gross figures in the Statement of Financial Position. They are offset and reported on a net basis only if there is a legal and unconditional right to offset them and Management has the intention to settle them on a net basis or to realize assets and settle liabilities simultaneously.

These consolidated condensed interim financial statements were prepared on the basis of historical amounts, except for certain species which were valued at Fair value through Other Comprehensive Income (OCI) or at Fair Value through Profit or Loss. In addition, in the case of derivatives, both assets and liabilities were valued at Fair Value through profit or loss.

2.1.4.	Comparative information

The consolidated statement of financial position as of September 30, 2023 is comparatively presented with the year-end, while the Consolidated Condensed Statements of Income and Other Comprehensive Income for the three and nine-month periods ended September 30, 2023, and the Statements of Changes in Shareholders' Equity, and Cash Flows for the nine-month period then ended, are comparatively presented with the balances of the same period of the previous year.

The figures of comparative information have been restated in order to consider the changes in the general purchasing power of the currency and, as a result, are stated in the measuring unit current as of the end of the reporting period (see “Measuring unit” below).

2.1.5.	Measuring Unit

These consolidated condensed interim financial statements as of September 30, 2023 have been restated to be expressed in the purchasing power currency as of that date, as set forth in IAS 29 “Financial Reporting in Hyperinflationary Economies” and considering, in addition, the particular rules issued by the BCRA in Communications “A” 6651, 6849, as amended and supplemented, which established that such method should be applied to financial statements for fiscal years starting on, and after January 1, 2020 and defined December 31, 2018 as transition date.

IFRS require that the financial statements of an entity whose functional currency is that of a hyperinflationary economy be restated in constant currency. In order to achieve uniformity in the identification of such an economic environment, IAS 29 establishes (i) certain non-exclusive qualitative indicators consisting of analyzing the behavior of the population, prices, interest rates and salaries in view of the evolution of price indexes and the loss of purchasing power of the currency, and (ii) as a quantitative characteristic, which is the condition most commonly considered in practice, to verify whether the cumulative inflation rate in three years approaches or exceeds 100%. Due to several macroeconomic factors, three-year inflation was above this figure, while the national government's targets and other available projections indicate that this trend will not be reversed in the short term.

Such restatement should be made as if the economy has always been hyperinflationary, using a general price index that reflects the changes in the purchasing power of currency. In order to make such restatements, a series of indexes prepared and published on a monthly basis by the Argentine Federation of Professional Councils of Economic Sciences (“FACPCE”), which combines the consumer price index (CPI) as from January 2017 (base month: December 2016) with the domestic wholesale price index (IPIM, as per its Spanish acronym) published by INDEC until such date, computing for November and December 2015, for which the INDEC did not published any information on the variation of the IPIIM, the variation of the CPI in the City of Buenos Aires.

Considering the index referred to above, inflation for the nine-month periods ended September 30, 2023 and 2022 was 103.15% and 66.07%, respectively, and for the fiscal year ended December 31, 2022, was 94.79%.

Below is a description of the main impacts of applying IAS 26 and the restatement process of financial statements set forth by Communication “A” 6849, as supplemented, of the BCRA:

a)	Description of the main aspects of the restatement process of the statement of financial position:

i.	Monetary items (those with a fixed nominal value in local currency) are not restated, as they are already expressed in the measuring unit current as of the end of the reporting period. In an inflationary period, holding monetary assets generates a loss of purchasing power and holding monetary liabilities generates a gain in purchasing power, provided that such items are not subject to an adjustment mechanism that may offset these effects to some extent. Net monetary gain or loss is included in income/loss for the reporting period.
ii.	Assets and liabilities subject to adjustments pursuant to specific agreements are adjusted according to such agreements.
iii.	Non-monetary items measured at their current values at the end of the reporting period are not restated for their presentation in the statement of financial position, but the adjustment process must be completed in order to determine in terms of constant measuring unit, the gain or loss generated for holding those non-monetary items.
iv.	Non-monetary items measured at historical cost or at a value current as of a date prior to the end of the reporting period are restated at indexes that reflect the variation occurred in the general price index as from the date of acquisition or restatement until the closing date, and then the restated amounts of said assets are compared with the relevant recoverable values. Charges to income or loss for the period of depreciation of property and equipment and amortization of intangible assets, as well as any other consumption of non-monetary assets are determined based on the new restated amounts.
v.	The restatement of non-monetary assets in terms of a measuring unit current at the end of the reporting period without an equivalent adjustment for tax purposes results in a taxable temporary difference and the recognition of deferred tax liabilities, whose balancing entry is recognized in income or loss for the period.

b)	Description of the main aspects of the restatement process of the statements of income and other comprehensive income:

i.	Expenses and income are restated as from the date of their booking, except those income or loss items that reflect or include in their determination the consumption of assets in purchasing power currency of a date prior to the booking of the consumption, which are restated taking as basis the date of origination of the asset with which the item is related; and also except for income or loss arising from comparing two measurements expressed in purchasing power currency of different dates, for which it is necessary to identify the amounts compared, restate them separately, and make the comparison again, but with the amounts already restated.
ii.	Gain or loss on net monetary position will be classified according to the item that originated it, and is presented in a separate line reflecting the effect of inflation on monetary items.

c)	Description of the main aspects of the restatement process of the statement of changes in shareholders’ equity:

i.	As of the transition date (December 31, 2018), the Entity has applied the following procedures:
a)	Equity items, except those stated below, are restated as from the date on which they were subscribed for or paid-in, as set forth in Communication “A” 6849 for each particular item.

b)	Reserves, including the reserve for first time application of IFRS, were maintained at their nominal value as of the transition date (non-restated legal amount).
c)	Restated retained earnings are determined according to the difference between restated net assets as of the transition date and the rest of the components of initial equity restated as described above.
d)	Balances of other accumulated comprehensive income were restated as of the transition date.

ii.	After the restatement as of the transition date stated in (i) above, all the shareholders’ equity components are restated by applying the general price index from the beginning of the fiscal year and each variation of those components is restated from the date of contribution or from the moment such variation occurred by other means, restating the balances of other accumulated comprehensive income according to the items that give rise to it. Under BCRA requirements, the restatement of share capital and additional paid-in capital is disclosed under “Inflation adjustment to the share capital” account.

d)	Description of the main aspects of the restatement process of the statement of cash flows:

i.	All items are restated in terms of the measuring unit current as of the end of the reporting period.
ii.	Monetary gain or loss on the components of cash and cash equivalents are disclosed in the statement of cash flows after operating, investing and financing activities, in a separate line and independent from them, under “Gain/loss on net monetary position of cash and cash equivalents”.

2.2.	Basis of consolidation

The consolidated condensed interim financial statements comprise the Entity’s and its subsidiaries’ financial statements (the “Group”) as of September 30, 2023 and December 31, 2022.

Subsidiaries are all entities controlled by the Bank. The Bank controls an entity when it is exposed to, or has rights to, variable returns from its continued involvement with the entity and has the ability to manage the operating and financial policies of that entity, in order to affect those returns.

This is generally observed in the case of an ownership interest representing more than 50% of its shares entitled to vote.

However, under particular circumstances, the Entity may exercise control with an ownership interest below 50% or may not exercise control even with an ownership interest above 50% in the shares of an investee.

When assessing if an Entity has power over an investee and therefore, whether it controls the variability of its yields, the Entity considers all the relevant events and circumstances, including:

-	The purpose and design of the investee.
-	The relevant activities, the decision-making process on these activities and where the Entity and its subsidiaries can manage those activities.
-	Contractual agreements such as call rights, put rights and settlement rights.
-	If the Entity and its subsidiaries are exposed to, or entitled to, variable yields arising from their interest in the investee, and are empowered to affect their variability.

Subsidiaries are fully consolidated as from the date on which effective control thereof is transferred to the Entity and they are no longer consolidated as from the date on which such control ceases. These consolidated condensed interim financial statements include the Entity’s and its subsidiaries’ assets, liabilities, profit or loss and each component of other comprehensive income. Transactions among consolidated entities are fully deleted.

Any change in the ownership interest in a subsidiary, without loss of control is booked as an equity transaction. Conversely, if the Entity loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other equity components, while any resulting gain or loss is recognized in profit or loss, and any retained investment is recognized at fair value at the date of loss of control.

The financial statements of subsidiaries have been prepared as of the same date and for the same accounting periods as those of the Entity, using the related accounting policies consistently with those applied by the Entity. If necessary, the relevant adjustments are made to the financial statements of subsidiaries so that the accounting policies used by the Group are uniform.

The Entity and its subsidiaries consider the Argentine peso as their functional and presentation currency.

Besides, non-controlling interests represent the portion of income or loss and shareholders’ equity that does not belong, either directly or indirectly, to the Entity. Non-controlling interests are exposed in these financial statements in a separate line in the Statements of Financial Position, of Income, Other Comprehensive Income and Changes in Shareholders’ Equity.

As of September 30, 2023 and December 31, 2022, the Entity has consolidated its financial statements with the financial statements of the following companies:

Subsidiaries	Registered Office	Province	Country	Main Business Activity
Volkswagen Financial Services Cía. Financiera S.A.	Av. Córdoba 111, 30th Floor	City of Buenos Aires	Argentina	Financing
PSA Finance Arg. Cía. Financiera S.A.	Carlos María Della Paolera 265, 22nd Floor	City of Buenos Aires	Argentina	Financing
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.(under liquidation proceedings) (1)	Av. Córdoba 111, 22nd Floor	City of Buenos Aires	Argentina	Brokerage Retirement and Pension Funds
BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión	Av. Córdoba 111, 30th Floor	City of Buenos Aires	Argentina	Mutual Funds Management

(1)	Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) “Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)”: a corporation incorporated under the laws of Argentina undergoing liquidation proceedings. On December 4, 2008, Law No. 26425 was enacted, providing for the elimination and replacement of the capitalization regime that was part of the Integrated Retirement and Pension System, with a single pay-as-you go system named the Argentine Integrated Retirement and Pensions System (SIPA). Consequently, Consolidar A.F.J.P. S.A. ceased to manage the resources that were part of the individual capitalization accounts of affiliates and beneficiaries of the capitalization regime of the Integrated Retirement and Pension System, which were transferred to the Guarantee Fund for the Sustainability of the Argentine Retirement and Pension Regime as they were already invested, and the Argentine Social Security Office (ANSES) is now the sole and exclusive owner of those assets and rights. Likewise, on October 29, 2009, the ANSES issued Resolution No. 290/2009, whereby retirement and pension fund managers interested in reconverting their corporate purpose to manage the funds for voluntary contributions and deposits held by participants in their capitalization accounts had 30 business days to express their intention to that end. On December 28, 2009, based on the foregoing and taking into consideration that it is impossible for Consolidar A.F.J.P. S.A. to comply with the corporate purpose for which it was incorporated, it was resolved, at a Unanimous General and Extraordinary Shareholders’ Meeting to approve the dissolution and subsequent liquidation of that company effective as of December 31, 2009.

On December 7, 2010, Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) filed a lawsuit for damages against the Argentine government under case No. 40.437/2010. The lawsuit was ratified by BBVA Banco Francés in its capacity as the Company’s majority shareholder. On July 1, 2021, a decision rejecting the claim was issued. On August 9, 2022, Room I of the Federal Court of Appeals in Contentious and Administrative Matters ratified the trial court decision. On August 25, 2022, a federal extraordinary appeal was filed against the abovementioned resolution, which was partially accepted in regard to the federal issue at stake and rejected the request concerning the grounds of arbitrariness through the court decision dated September 15, 2022. Considering the partial rejection, an appeal was filed with the Argentine Supreme Court of Justice on September 21, 2022. As of the date of issuance of the accompanying financial statements, neither the outcome of the legal process referred to nor the final assessment of the case by the Argentine Supreme Court of Justice can be estimated. Likewise, Banco BBVA Argentina S.A. states that if the claim filed in the case Consolidar AFJP SA (plaintiff) v. Argentine Government, Ministry of Labor, ANSES (Argentine social security administration) (Law No. 26.425) on damages (“Consolidar AFJP SA (el) c/ Estado Nacional -Min. de Trabajo- ANSES (Ley N° 26.425) s/ Daños y perjuicios”) (EXP.CAF No. 40.437/2010) is rejected and all or part of the legal costs (court fees, fees of the Argentine Government attorneys, expert witness fees, among other legal expenses) are imposed on the plaintiff, such imposition could be extended jointly to the Bank in its capacity as co-plaintiff. Similarly, in the hypothetical event of a rejection, all or part of the costs are exclusively imposed on Consolidar AFJP S.A. (under liquidation proceedings) and the assets of such entity were insufficient to bear them, the Bank would bear these expenses, reserving the right to recover the proportional part related to the remaining shareholder.

As of September 30, 2023 and December 31, 2022, the Entity’s interest in consolidated companies is as follows:

Subsidiaries	Shares		Interest held by the Company		Non-controlling Interest
	Type	Number	Total share capital	Votes	Total share capital	Votes
Volkswagen Financial Services Cía. Financiera S.A.	Common	897,000,000	51.00%	51.00%	49.00%	49.00%
PSA Finance Arg. Cía. Financiera S.A. (1)	Common	52,178	50.00%	50.00%	50.00%	50.00%
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (under liquidation proceedings)	Common	115,738,503	53.89%	53.89%	46.11%	46.11%
BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión	Common	242,524	100.00%	100.00%	0.00%	0.00%

(1) According to the Shareholders' Agreement, the Bank controls the entity because it is exposed to, or entitled to, variable yields due to its continued involvement in the entity and has the capacity to manage the activities relevant to affect those returns, such as financial and risk management activities, among others.

The Board of Directors of Banco BBVA Argentina S.A. considers that there are no other companies or structured entities that should be included in the consolidated condensed interim financial statements as of September 30, 2023.

Trusts

The Group acts as a trustee for financial, management and guarantee trusts (see Note 49). Upon determining if the Group controls the trusts, the Group has analyzed the existence of control, under the terms of IFRS 10. Consequently, how power is configured on the relevant activities of the vehicle, the impact of changes in returns over those Structured Entities on the Group, and the relation of both have been evaluated on a case-by-case basis. In all cases, it has been concluded that the Group acts as an agent and therefore does not consolidate those trusts.

Mutual funds

The Group acts as fund manager in various mutual funds (see Note 50). To determine whether the Group controls a mutual fund, the aggregate economic interest of the Group in such mutual fund (comprising any carried interests and expected management fees) is usually assessed, and it is considered that investors have no right to remove the fund manager without cause. The Group has concluded that it has no control over any of these mutual funds.

2.3.	Summary of significant accounting policies

These consolidated condensed interim financial statements as of September 30, 2023 have been prepared in accordance with the financial reporting framework set forth by the BCRA mentioned in Note 2.1.1 “Applied accounting policies”, which in particular for consolidated condensed interim financial statements is based on IAS 34 “Interim Financial Reporting”.

In preparing these consolidated condensed interim financial statements, in addition to what is explained in Notes 2.1.5 “Measuring Unit" and 2.5 "Regulatory changes made this year", the Entity has applied the basis of presentation and consolidation, significant accounting policies and judgments, estimates and significant accounting assumptions described in the consolidated financial statements for the fiscal year ended December 31, 2022, already issued, except as indicated in Note 2.5.

These consolidated condensed interim financial statements include all the information necessary for an appropriate understanding by the users thereof, of the basis for preparation and presentation used, as well as the relevant events and transactions occurred after the issuance of the latest annual consolidated financial statements for the fiscal year ended December 31, 2022. However, these consolidated condensed interim financial statements do not include all the information or all the disclosures required for annual consolidated financial statements prepared in accordance with IAS 1 “Presentation of Financial Statements”. Therefore, these consolidated condensed interim financial statements should be read in conjunction with the annual consolidated financial statements for the fiscal year ended December 31, 2022, already issued.

2.4.	Accounting judgments, estimates and assumptions

The preparation of these consolidated condensed financial statements in accordance with IFRS requires the preparation and consideration, by the Entity’s and its subsidiaries’ Management, of significant accounting judgments, estimates and assumptions that impact in the reported balances of assets and liabilities, income and expenses, as well as in the determination and disclosure of contingent assets and liabilities as of the end of the reporting period.

The entries made are based on the best estimate of the probability of occurrence of different future events. In this sense, the uncertainties associated with the estimates and assumptions adopted may result in the future in final results that would differ from such estimates and require significant adjustments to the reported balances of the assets and liabilities affected. Accounting judgments, estimates and assumptions are reviewed on an ongoing basis and their effect is recognized prospectively.

The most significant accounting judgments, estimates and assumptions included in these financial statements were the same as those described in Notes 2.4.1, 2.4.2 and 2.4.3 to the consolidated financial statements as of December 31, 2022, already issued.

2.5. Regulatory changes introduced during this fiscal year

In the fiscal year beginning January 1, 2023, the following amendments to IFRS became effective, which have not had a significant impact on these consolidated condensed interim financial statements taken as a whole:

Amendment to IAS 1 and IFRS Practice Statement 2 - Disclosures of accounting policies

These amendments require that an entity discloses its material accounting policies instead of its significant accounting policies. In addition, within the amendments some explanations were included on how an entity may identify a material accounting policy together with some examples of when an accounting policy may be material. To that effect, a guidance with explanations and examples called “the 4-step materiality process” described in Practice Statement 2 has been developed.

This amendment to IFRS did not have a significant impact on the disclosures in these consolidated condensed interim financial statements, nor is it expected to have a significant impact on the disclosures in the annual consolidated financial statements.

Amendment to IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” - Definition of accounting estimates

These amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and correction of errors. They also clarify how an entity uses valuation techniques and input data to develop accounting estimates. The amendment to this standard clarifies that the effect on an accounting estimate due to a change in an input or a change in a valuation technique are changes to accounting estimates if they do not result from the correction of prior period errors. The preceding definition of changes in accounting estimates specified that these changes may result from new information or new developments. Therefore, these changes are not corrections of errors.

The amendment to this IAS will be applicable to the extent that the Entity makes a change in any accounting estimate, but it is estimated that it would not have a significant impact on the financial statements.

Amendment to IAS 12 “Income Tax” - Deferred tax related to assets and liabilities arising from a single transaction

The IASB issued amendments that narrow the scope of the initial recognition exception under IAS 12, so that it is no longer applicable to transactions that give rise to equal taxable and deductible temporary differences. The Amendments also clarify that where payments that settle a liability are deductible for tax purposes, it is a matter of judgement (having considered the applicable tax law) whether such deductions are attributable for tax purposes to the liability recognized in the financial statements (and interest expense) or to the related asset component (and interest expense). This judgement is important in determining whether any temporary differences exist on initial recognition of assets and liabilities.

This amendment did not have a significant impact on the financial statements.

2.6. New pronouncements

Pursuant to Communication “A” 6114 issued by the BCRA, as the new IFRS are approved, or the current IFRS are modified or repealed and, once such changes are adopted by the Argentine Federation of Professional Councils of Economic Sciences (FACPCE) by means of Notices of Adoption, the BCRA shall issue a statement announcing its approval for financial institutions. In general, the early application of any IFRS is not permitted, unless specifically permitted at the time of adoption.

The standards and interpretations applicable to the Entity, issued but ineffective as of the date of these consolidated condensed interim financial statements are exposed below. The Entity will adopt these standards, if applicable, when they are effective:

a)	Amendments to IAS 1: Classification of current and noncurrent liabilities with covenants

In January 2020 and October 2022, the IASB issued amendments to IAS 1 Presentation of Financial Statements specifying the requirements to classify liabilities as current or non-current. The amendments clarify: (i) what it mean by a right to defer settlement; (ii) That a right to defer must exist at the end of the reporting period; (iii) that such classification is unaffected by the likelihood that an entity will exercise its right to defer; (iv) that only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability do not affect its classification; and (v) disclosures.

The IASB decided that if an entity's right to defer payment of a liability is subject to an entity’s compliance with the required covenants only at a date subsequent to the reporting period ("future covenants"), the entity has the right to defer payment of the liability even if the entity had not been compliant at the end of the reporting period.

The amendments also clarify that the requirement of the right to exist at the end of the reporting period applies to covenants that the entity must comply with at the reporting date or earlier, regardless of whether compliance is evidenced at that date or at a later date. These amendments will be effective for fiscal years starting on or after January 1, 2024. The Bank does not expect that those amendments have significant impact on the financial statements.

b)	Amendment to IFRS 16 – Lease liability in a sale and leaseback

In September 2022, the IASB issued amendments to IFRS 16, specifically on the requirements that a lessee-seller uses to measure the lease liability arising in a sale and leaseback transaction, to ensure that the lessee-seller does not recognize any amount of gain or loss that relates to the right-of-use. The application of these requirements will not prevent the lessee-seller from recognizing, in profit or loss, any gain or loss related to the partial or total termination of a lease. The amendment does not prescribe specific measurement requirements for lease liabilities arising from a subsequent lease. The initial measurement of lease liabilities arising from a subsequent lease may result in the seller-lessee determining 'lease payments' that are different from the general definition of lease payments. The seller-lessee should develop and apply an accounting policy that results in information that is relevant and reliable in accordance with IAS 8. These amendments are effective from January 1, 2024. The Entity does not expect that those amendments have significant impact on the financial statements.

c)	Amendments to IAS 7 and IFRS 7 - Disclosures: Supplier Finance Arrangements

In May 2023, the IASB issued amendments to IAS 7 “Statement of Cash Flows” and IFRS 7 “Financial Instruments: Disclosures”, which specify the information requirements to be disclosed to enhance the current requirements, the purpose of which is helping financial statement users to understand the effects of supplier finance agreements on the entity’s liabilities, cash flows and exposure to liquidity risk.

These amendments require an entity to provide information about the impact of supplier finance arrangements on liabilities and cash flows, including the terms and conditions of those arrangements, the quantitative information on liabilities related to those arrangements at the beginning and end of the reporting period and the type and effect of non-cash changes in the carrying amounts of those arrangements. The information on those arrangements is required to be aggregated unless the individual arrangements have dissimilar or unique terms and conditions. In the context of the quantitative liquidity risk disclosures required by IFRS 7, supplier finance arrangements are included as an example of other factors that might be relevant to disclose. These amendments will be effective as from January 1, 2024. The Bank does not expect it to have a material impact on its financial statements.

d)	Amendments to IAS 21 - Lack of exchangeability

In August 2023, the IASB issued amendments to IAS 21 relating to the “Lack of exchangeability”. The amendment to IAS 21 specifies how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when interchangeability is lacking. A currency is considered to be exchangeable for another currency when an entity is able to obtain the other currency without undue delay and through markets or exchange mechanisms that create enforceable rights and obligations. If a currency is not exchangeable for another currency, an entity is required to estimate the spot exchange rate at the measurement date. An entity's purpose in estimating the spot rate is to reflect the rate at which an orderly exchange transaction would take place at the measurement date between market participants under prevailing economic conditions. The amendments state that an entity may use an unadjusted observable exchange rate or other estimation technique.

When an entity estimates a spot exchange rate because a currency is not exchangeable for another currency, it should disclose information that enables users of the financial statements to understand how the fact of that currency not being interchangeable affects, the entity's performance, financial position and cash flows. These amendments will be effective from January 1, 2025. The Entity is evaluating the effects that this amendment would have on the Financial Statements.

2.7. Transcription to the books

As of the date of these consolidated condensed interim financial statements, they are in the process of being transcribed to the Book of Balance Sheets for Publication and result. In addition, the accounting entries are in the process of being transcribed to the relevant books and records, in accordance with applicable laws in force.

3.	Cash and deposits in banks

The breakdown in the Consolidated Condensed Statement of Financial Position and the balance of cash and cash equivalents calculated for the purposes of the preparation of the Consolidated Condensed Statement of Cash Flows is as follows:

	09.30.23	12.31.22

Cash	252,257,172	238,611,718
BCRA - Current account	207,669,928	327,902,455
Balances with other local and foreign financial institutions	18,234,944	35,220,349
Cash and cash equivalents for spot purchases or sales to be settled	177,579	183,347

TOTAL	478,339,623	601,917,869

The balances of Cash and deposits in banks as of September 30, 2022 and December 31, 2021 amounted to 484,351,175 and 864,035,037, respectively.

4.	Debt securities at fair value through profit or loss

Breakdown is as follows:

	09.30.23	12.31.22

Government securities	106,632,399	22,152,558
Private securities - Corporate bonds	677,141	-
BCRA Liquidity Bills	138,706	29,691,248

TOTAL	107,448,246	51,843,806

A breakdown of this information is provided in Exhibit A.

5.	Derivative instruments

In the ordinary course of business, the group carried out foreign currency forward transactions with daily or upon-maturity settlement of differences, with no delivery of the underlying asset and interest rate swap transactions and options. These transactions do not qualify as hedging pursuant to IFRS 9 - “Financial Instruments”.

The aforementioned instruments are measured at fair value and were recognized in the Consolidated Condensed Statement of Financial Position in the item “Derivative instruments”. Changes in fair values were recognized in the Consolidated Condensed Statement of Income in “Net income from measurement of financial instruments at fair value through profit or loss”.

Breakdown is as follows:

Assets

	09.30.2023	12.31.22

Debit balances linked to foreign currency forwards pending settlement in pesos	11,726,258	4,447,439
Income from put options taken (1)	1,176,351	99,913
Debit balances linked to interest rate swaps - floating rate for fixed rate	-	60,498

TOTAL	12,902,609	4,607,850
(1)	The Entity subscribed for options as set forth in Communication “A” 7546 issued by the BCRA.

Liabilities

	09.30.23	12.31.22

Credit balances linked to foreign currency forwards pending settlement in pesos	2,274,452	679,212
Credit balances linked to interest rate swaps - floating rate for fixed rate	50,231	-

TOTAL	2,324,683	679,212

The notional amounts of the forward transactions and foreign currency forwards, stated in US Dollars (US$) and in Euros as applicable, as well as the base value of interest rate swaps and put options taken are reported below:

	09.30.23	12.31.22

Foreign currency forwards

Foreign currency forward purchases - US$	678,396	1,165,119
Foreign currency forward sales - US$	681,365	1,217,856
Foreign currency forward sales - Euros	5,777	1,825

Interest rate swaps

Fixed rate for floating rate (1)	2,500,000	1,500,000

Put options:

Put options taken (2)	125,262,292	4,685,000

(1)	Floating rate: Badlar rate, interest rate for deposits over one million pesos, for a term of 30 to 35 days.
(2)	Ver Nota 9.2.

6.	Repo transactions

Breakdown is as follows:

Reverse repurchase transactions

	09.30.23	12.31.22

Amounts receivable for reverse repurchase transactions of BCRA Liquidity Bills with the BCRA (1)	304,764,675	106,785,402

TOTAL	304,764,675	106,785,402
(1)	As of September 30, 2023 and December 31, 2022, repurchase transactions involving BCRA liquidity bills fall due on October 2, 2023 and January 2, 2023, respectively.

Repurchase transactions

No repurchase transactions were accounted for as of September 30, 2023 and December 31, 2022.

7.	Other financial assets

Breakdown is as follows:

	09.30.23	12.31.22
Measured at amortized cost

Other receivables	58,824,899	27,959,020
Receivables from sale of ownership interest in Prisma Medios de Pago S.A. (1)	21,300,332	21,938,203
Non-financial debtors from spot transactions pending settlement	4,813,644	178,325
Financial debtors from spot transactions pending settlement	220,584	9,281,954
Other	618,252	121,459

	85,777,711	59,478,961

Measured at fair value through profit or loss

Mutual funds	1,961,034	7,977,100

	1,961,034	7,977,100

Allowance for loan losses (Exhibit R)	(709,809)	(938,624)

TOTAL	87,028,936	66,517,437

(1)	On October 1, 2021, the Bank, together with the other Class B Shareholders, gave notice of the exercise of the put option and therefore initiated the procedure to sell 49% of the capital stock in the company Prisma Medios de Pago S.A.

On March 18, 2022, the transfer of all the remaining shareholding of the Bank in Prisma Medios de Pago S.A. was consummated for a price of US$ 40,038,122. Such amount will be paid as follows: (i) 30% in Pesos adjustable by CER (UVA) at an annual nominal rate of 15% and (ii) 70% in US Dollars at an annual nominal rate of 10% within a term of six years.

8.	Loans and other financing

The Group holds loans and other financing under a business model intended to collect contractual cash flows. Therefore, the Group measures loans and other financing at amortized cost. Breakdown is as follows:

	09.30.23	12.31.22

Credit Cards	496,283,804	557,722,468
Unsecured instruments	193,777,276	118,241,246
Consumer loans	126,134,540	144,895,091
Overdrafts	113,375,012	127,877,688
Discounted instruments	109,805,957	118,860,402
Loans for the prefinancing and financing of exports	64,584,708	50,936,187
Mortgage loans	61,950,844	78,233,065
Pledge loans	38,445,721	50,194,375
Receivables from finance leases	11,034,909	12,977,253
Loans to personnel	7,928,277	9,795,904
Other financial institutions	5,432,620	9,070,307
Instruments purchased	3,074,919	1,983,284
BCRA	-	18,353
Non-financial government sector	56,003	2,842
Other financing	159,641,228	218,410,636

	1,391,525,818	1,499,219,101

Allowance for loan losses (Exhibit R)	(38,884,960)	(42,437,473)

TOTAL	1,352,640,858	1,456,781,628

The Group as lessor entered into finance lease agreements related to vehicles and machinery and equipment. The following table shows the total gross investment in the finance leases (lease-purchase agreement) and the current value of the minimum collections to be received thereunder:

	09.30.23		12.31.22
	Total investment	Current value of minimum payments	Total investment	Current value of minimum payments
Term

Up to 1 year	7,107,072	2,231,049	6,668,755	2,819,786
From 1 to 2 years	6,750,289	2,756,594	6,525,081	3,339,083
From 2 to 3 years	5,552,994	2,788,468	5,164,831	3,129,741
From 3 to 4 years	3,103,563	1,966,276	3,043,971	2,157,260
From 4 to 5 years	1,452,107	1,292,522	1,587,250	1,531,383

TOTAL	23,966,025	11,034,909	22,989,888	12,977,253

Share		10,576,095		12,619,091
Interest accrued		458,814		358,162

TOTAL		11,034,909		12,977,253

The breakdown of loans and other financing according to credit performance (determined as per the criteria set forth by the BCRA in the debtor classification regulations) and guarantees received are presented in Exhibit B. The information on concentration of loans and other financing is presented in Exhibit C. The reconciliation of the information included in that Exhibit to the carrying amounts is shown below:

	09.30.23	12.31.22

Total Exhibits B and C	1,470,674,245	1,548,459,344
Plus:
B.C.R.A.	-	18,353
Loans to personnel	7,928,277	9,795,904
Interest and other items accrued receivable from financial assets with credit value impairment	570,585	452,431
Less:
Allowance for loan losses (Exhibit R)	(38,884,960)	(42,437,473)
Adjustments for effective interest rate	(12,866,233)	(13,664,302)
Corporate bonds and other private securities	(6,059,767)	(7,685,543)
Loan commitments	(68,721,289)	(38,157,086)

Total loans and other financing	1,352,640,858	1,456,781,628

Note 42.2 to these consolidated condensed interim financial statements contains information on credit risk associated with loans and other financing and allowances measured using the expected credit loss model.

As of September 30, 2023 and December 31, 2022, the Group holds the following loan commitments booked in off-balance sheet accounts according to the financial reporting framework set forth by the BCRA:

Risks related to the aforementioned loan commitments are assessed and controlled within the framework of the Group's credit risks policy (Note 42.1 to the consolidated financial statements as of December 31, 2022).

	09.30.23	12.31.22

Guarantees granted	23,743,132	3,127,229
Liabilities related to foreign trade transactions	18,641,321	17,215,446
Secured loans	14,324,835	13,506,936
Overdrafts and receivables agreed not used	12,012,001	4,307,475

TOTAL	68,721,289	38,157,086

Financing line for productive investments

The BCRA established a financing line for productive investments of MSMEs (MiPyMEs, as per its Spanish acronym) aimed at financing CAPEX and/or the construction of the facilities needed for the production and/or marketing of goods and/or services, financing working capital and discounting deferred checks and other instruments, and other special eligible facilities allowed by applicable laws.

The facilities should be granted as part of the 2021/2022, 2022, 2022/2023, 2023 and 2023/2024 Quotas, pursuant to the following conditions:

Account	2021/2022 Quota	2022 Quota	2022/2023 Quota	2023 Quota	2023/2024 Quota
Applicable law	“B” 12238	“B” 12326	“B” 12413 – “A” 7612	“B” 12544 – “A” 7720	“A” 7848
Amount to be allocated	At least, the equivalent to 7.5% of the monthly average of daily balances of non-financial private sector deposits in pesos of the previous month at the beginning of the period.
Calculations of applications	Between 10.01.2021 and 03.31.2022	Between 04.01.2022 and 09.30.2022	Between 10.01.2022 and 03.31.2023	Between 04.01.2023 and 09.30.2023	Between 10.01.2023 and 03.31.2024
Maximum interest rate	Capped at an annual nominal fixed rate of 35% for investment projects, and at an annual nominal fixed rate of 45.5% for other purposes.		Capped at an annual nominal fixed rate of 64.50% for investment projects, and at an annual nominal fixed rate of 75.50% for other purposes.	Capped at an annual nominal fixed rate of 74.50% for investment projects, and at an annual nominal fixed rate of 86.50% for other purposes.	Capped at an annual nominal fixed rate of 97% for investment projects, and at an annual nominal fixed rate of 109% for other purposes.
Currency	Pesos
Minimum term	At the time of disbursement, the credit facilities shall have an average term of at least 24 months, but the total term shall not be of less than 36 months. No minimum term will apply to credit facilities aimed at financing working capital and discounting deferred checks and other instruments.

As of September 30, 2023, the total amount disbursed by the Entity meets the BCRA requirement. Disbursements are reported below:

Quota	Minimum amount to be allocated(1)	Simple Average of Daily Balances(1)	Disbursed Amount (1)
2021/2022 Quota	32,447,048	43,434,402	62,449,414
2022 Quota	42,867,291	63,022,460	98,200,990
2022/2023 Quota	58,558,806	86,880,132	127,355,598
2023 Quota	84,764,223	148,263,325	234,048,314
2023/2024 Quota	(*)	(*)	(*)

(*) As of the date of these financial statements, the term reported by Communication “A” 7848 has not expired.

(1) The amounts are exposed in nominal values.

9.	Other debt securities

9.1	Financial assets measured at amortized cost

Breakdown is as follows:

	09.30.23	12.31.22

Argentine Treasury Bond in pesos. Maturity 08-23-2025	36,506,544	-
Argentine Treasury Bond in pesos. Maturity 05-23-2027	35,756,727	65,886,989
Argentine Treasury Bonds in pesos at 0.7% Badlar Private Rate. Maturity 11-23-2027	14,617,658	24,569,814

TOTAL	86,880,929	90,456,803

9.2	Financial assets measured at fair value through OCI

Breakdown is as follows:

	09.30.2023	12.31.22

BCRA Liquidity Bills in pesos	775,354,616	952,560,773
Government securities (1)	223,272,492	255,628,685
Local BCRA Bills in foreign currency	12,250,291	4,318,035
Private securities - Corporate bonds	5,898,242	7,563,142

TOTAL	1,016,775,641	1,220,070,635

(1)	In March 2023, the Bank launched a voluntary debt swap under section 11, Presidential Decree No. 331/2022 issued by the Ministry of Economy. The securities delivered or received under such swap were as follows:

Securities Delivered
Species	Nominal values
ARGENTINE TREASURY BILL IN PESOS AT DISCOUNT. MATURITY APRIL 28, 2023 (LEDES S28A3)	19,027,714,460
ARGENTINE TREASURY BILL IN PESOS ADJUSTED BY CER AT DISCOUNT. MATURITY MAY 19, 2023 (LECER X19Y3)	7,000,000,000
ARGENTINE TREASURY BILL IN PESOS AT DISCOUNT. MATURITY MAY 31, 2023 (LEDES S31Y3)	6,840,800,244
ARGENTINE TREASURY BILL IN PESOS AT DISCOUNT. MATURITY JUNE 30, 2023 (LEDES S30J3)	5,532,343,136

Received Securities
Species	Nominal values
ARGENTINE TREASURY BOND IN PESOS ADJUSTED BY CER 3.75%. MATURITY APRIL 14, 2024 (T3X4P)	13,237,176,685
ARGENTINE TREASURY BOND IN PESOS ADJUSTED BY CER 4%. MATURITY OCTOBER 14, 2024 (T4X4P)	17,649,568,913
ARGENTINE TREASURY BOND IN PESOS ADJUSTED BY CER 4.25%. MATURITY FEBRUARY 14, 2025 (T2X5P)	13,237,176,685

In June 2023, the Bank launched a voluntary debt swap under section 11, Presidential Decree No. 331/2022 issued by the Ministry of Economy. The securities delivered or received under such swap were as follows:

Securities Delivered
Species	Nominal values
ARGENTINE TREASURY BILL IN PESOS ADJUSTED BY CER AT DISCOUNT. MATURITY JUNE 16, 2023 (LECER X16J3)	2,159,998,000
ARGENTINE TREASUTY BILL IN PESOS ADJUSTED BY CER AT DISCOUNT. MATURITY JULY 18, 2023 (LECER X18L3)	35,863,500,000
ARGENTINE TREASURY BONDS IN PESOS ADJUSTED BY CER 1.45%. MATURITY AUGUST 13, 2023 (T2X3)	3,622,490,577

Received Securities
Species	Nominal values
ARGENTINE TREASURY BOND IN PESOS ADJUSTED BY CER 4.25%. MATURITY DECEMBER 13, 2024 (T5X4P)	71,442,000,014

In addition, the Bank purchased put options from the BCRA. These options grant the Bank an opportunity to sell (put option) the underlying asset at a price determined by BCRA applicable regulations. In this transaction, options may be exercised up to the day prior to the maturity date of the underlying asset. As of September 30, 2023, their notional value stood at 125,262,292,297 (see Exhibit A and O to the condensed separate interim financial statements).

10.	Financial assets pledged as collateral

Breakdown is as follows:

		30.09.23	31.12.22

Guarantee trust - Government securities at fair value through OCI	(1)	77,566,645	33,924,910
BCRA - Special guarantee accounts (Note 46.1)	(2)	54,403,749	28,169,482
Deposits as collateral	(3)	12,858,386	16,735,233
Guarantee trust - USD	(4)	10,307	15,015,764

TOTAL		144,839,087	93,845,389

(1)	Set up as collateral to operate with Rosario Futuros Exchange (ROFEX), Bolsas y Mercados Argentinos S.A. (BYMA) and Mercado Abierto Electrónico S.A. (MAE) on foreign currency forward transactions and futures contracts. The trust is composed of Treasury Bonds in pesos adjusted by Cer due 2024 (Species T2X4 and TX24). As of December 31, 2022, the trust was composed of species TX23, T2X4, TX24, X19Y3 and X16J3.
(2)	Special guarantee current accounts opened at the BCRA for transactions related to the automated clearing houses and other similar entities.
(3)	Deposits pledged as collateral for activities related to credit card transactions in the country and abroad and leases.
(4)	The trust is composed of dollars in cash as collateral for activities related to the transactions on MAE and BYMA.

11.	Income Tax

This tax should be booked using the liability method, recognizing (as credit or debt) the tax effect of temporary differences between the accounting valuation and the tax valuation of assets and liabilities, and its subsequent allocation to income or loss for the year in which its reversion occurs, also considering the possibility of taking advantage of tax losses in the future.

a)	Current income tax assets

Breakdown is as follows:

	09.30.23	12.31.22

Advances	122,192	78,633

	122,192	78,633

b)	Current income tax liabilities

Breakdown is as follows:

	09.30.23	12.31.22

Income tax provision	23,137,688	16,472,214
Advances	(1,413,958)	(1,549,611)
Collections and withholdings	(207,527)	(198,130)

	21,516,203	14,724,473

c)	Deferred income tax

Breakdown of deferred assets/liabilities is as follows:

Deferred tax assets:	09.30.23	12.31.22

Provisions	21,220,878	25,626,285
Allowance for loan losses	11,318,788	10,223,242
Loan and credit card commissions	2,730,490	2,480,531
Tax inflation adjustment	1,576,951	5,048,436
Tax losses	359,232	1,791,909
Other	52	87
Investments	-	11,545

Total deferred assets	37,206,391	45,182,035

Deferred tax liabilities:	09.30.23	12.31.22

Property and equipment	(26,568,580)	(26,433,464)
Investments	(24,539,447)	(19,354,457)
Intangible assets	(11,331,489)	(9,829,580)
Leasing and other items	(50,062)	(70,255)

Total deferred liabilities	(62,489,578)	(55,687,756)

Net deferred tax liabilities	(25,283,187)	(10,505,721)

In the consolidated financial statements, the (current and deferred) income tax assets of a Group entity will not be offset with the (current and deferred) income tax liabilities of another Group entity because they are related to income tax amounts borne by different taxpayers and also because they do not have legal rights before tax authorities to pay or receive any amounts to settle the net position. Considering the above, below is a breakdown of the deferred income tax assets and liabilities disclosed in the consolidated condensed statement of financial position:

	09.30.23	12.31.22

Deferred income tax assets	2,271,590	3,088,214
Deferred income tax liabilities	(27,554,777)	(13,593,935)

Net deferred tax liabilities	(25,283,187)	(10,505,721)

d)	Income Tax

Below are the main components of the income tax expense:

	Quarter ended 09.30.23	Accumulated as of 09.30.23	Quarter ended 09.30.22	Accumulated as of 09.30.22

Current income tax expense	10,631,946	(25,167,902)	(502,119)	(1,188,638)
Income/(loss) from deferred income tax	(15,997,253)	(16,064,626)	(6,634,578)	9,812,810

Income tax recognized through profit or loss	(5,365,307)	(41,232,528)	(7,136,697)	8,624,172

Income tax recognized through OCI	6,637,565	1,287,160	(10,920,220)	2,786,091

Total income tax	1,272,258	(39,945,368)	(18,056,917)	11,410,263

The Group's effective tax rate calculated on the income tax recognized in the income statement for the period ended September 30, 2023 was 35%.

The income tax benefit for the period ended September 30, 2022 includes the effect of the claim filed before AFIP, as stated under “Inflation adjustment for tax purposes. Fiscal year 2021” in this note.

The income tax expense for the period ended September 30, 2023 includes receivables for judgments for fiscal years 2013 and 2014, as stated under “Requests for refund. Fiscal years 2013, 2014 and 2015”.

Pursuant to IAS 34, income tax is recognized in interim periods based on the best estimate of the weighted average effective income tax rate expected by the Entity for the full fiscal year.

e)	Inflation adjustment for tax purposes

Law No. 27,430 of Tax Reform, as amended by Laws 27,468 and 27,541, sets forth the following as regards the inflation adjustment for tax purposes, effective for fiscal years started on or after January 1, 2018:

i.	Such adjustment will be applicable in the fiscal year in which the percentage variation of the general consumer price index at national level (CPI) exceeds 100% in the thirty-nine months prior to the closing of the fiscal year being settled;

ii.	Regarding the first, second and third fiscal years as from January 1, 2018, the procedure will be applicable in the event that the variation of such index, calculated from the beginning and until the closing of each of those fiscal years, exceeds 55%, 30% and 15% for the first, second and third year of application, respectively;

iii.	The effect of the positive or negative tax inflation adjustment, as the case may be, related to the first, second and third fiscal years beginning on January 1, 2018, is allocated one-third in that fiscal year and the remaining two-thirds, equally, in the two subsequent fiscal years;

iv.	The effect of the positive or negative inflation adjustment corresponding to the first and second tax years starting on or after January 1, 2019, one-sixth must be imputed to the tax year in which the adjustment is determined and the remaining five-sixths in the immediately following tax periods; and

v.	For tax years beginning on or after January 1, 2021, 100% of the adjustment may be deducted in the year in which it is determined.

As of September 30, 2023, the parameters established by the income tax law to apply the inflation adjustment for tax purposes are met and the effects arising from the application of such adjustment as provided by law have been included when booking current and deferred income tax.

f)	Income Tax Corporate Rate:

Law No. 27,630, enacted on June 16, 2021 through Decree No. 387/2021, set forth for fiscal years starting on or after January 1, 2021, a tax rate scale scheme of 25%, 30% and 35% to be progressively applied according to the level of taxable net income accumulated as of each fiscal year end. In these financial statements, the Entity and its subsidiaries have determined current income tax using the progressive tax rate that it is expected to be applicable to the total expected income for the year, while deferred income tax balances were measured using the progressive tax rate that is expected to be in effect when the temporary differences are reversed.

g)	Other tax matters

- Inflation adjustment for tax purposes Fiscal years 2016, 2017 and 2018

On May 10, 2017, May 10, 2018 and May 13, 2019, and based on related case law, the Entity’s Board of Directors approved the filing of actions for declaratory judgment of unconstitutionality of section 39 of Law No. 24.073, section 4 of Law No. 25.561, section 5 of Decree No. 214/02 issued by the Argentine Executive, Law No. 27.468 and any other regulation whereby the inflation adjustment mechanism provided for under Law No. 20.628, as amended, is considered not applicable due to the confiscatory effect in the specific case, for fiscal years 2016, 2017 and 2018. Consequently, the Entity filed its income tax returns for those fiscal years taking into consideration the effect of those restatement mechanisms.

The net impact of this measure on nominal values was an adjustment to the income tax assessed for the fiscal year ended December 31, 2016 in the amount of 1,185,800 (in nominal values), for fiscal year ended December 31, 2017, in the amount of 1,021,519 (in nominal values), and for fiscal year ended December 31, 2018, in the amount of 3,239,760 (in nominal values).

Through Memorandum No. 6/2017 dated May 29, 2017, the BCRA, without resolving on the decisions adopted by the Entity's authorities or the Entity's right regarding the action filed, in its capacity as issuer of accounting standards, requested the Entity to record a provision for contingencies included in “Liabilities” in an amount equivalent to the income recorded, as it considers that “a reassessment of the income tax by applying the inflation adjustment is not contemplated by the BCRA regulations”.

In response to this Memorandum, the Entity filed the related answer and confirmed its position by providing the relevant supporting documentation. Notwithstanding the foregoing, the Entity recorded the requested provision, pursuant to the accounting standards prescribed by the regulator for this case.

On June 8, 2020, the Federal Court on Administrative Matters (JCAF 12-23) ruled upon the action for declaratory judgment filed on May 12, 2017, upholding the complaint and thus declaring that the prohibition to apply the inflation adjustment mechanism for the purposes of the income tax return filed by the Bank for fiscal year 2016 is not applicable to the instant case.

The appeals filed against the judgment were granted on August 6, 2020, and the case was submitted to the Appellate Court for consideration. On December 9, 2020, the Federal Appellate Court on Administrative Matters (Courtroom II) dismissed the appeals, thus confirming the judgment rendered by the court of original jurisdiction. The tax authority Administración Federal de Ingresos Públicos (“AFIP” or the “Tax Authority” or the “National Tax

Authority”) filed an extraordinary appeal against the judgment, but then withdrew it through a motion filed on February 1, 2021.

In addition, the Bank reversed the provision set up for fiscal year 2016 at the request of the BCRA, recognizing a benefit in the first quarter of 2021 in the amount of 1,185,800 in nominal values (6,270,662 in values restated as of September 30, 2023).

On June 14, 2021, the Court of First Instance rendered judgment in respect of the action for declaratory judgment of unconstitutionality for fiscal year 2017 in favor of the Bank’s position. After appealing the judgment to the Appellate Court, the Bank filed the basis for the appeal but on September 3, 2021 the tax authority filed a brief withdrawing the appeal filed. Although the Appellate Court did not accept the withdrawal because the documentation submitted did not fulfill the necessary conditions, since no basis for the appeal was finally filed, we understand that the appeal will be declared void.

On September 30, 2021, the Court determined that the proceedings were set for the agreement to be entered. On November 2, 2021, AFIP filed a motion ratifying the withdrawal of the appeal filed with respect to the merits of the case. On November 3, 2021 the Court ordered to proceed with the case for an agreement to be entered. Finally, on May 10, 2022, the Appellate Court considered that AFIP had withdrawn its appeal with respect to the judgment on the merits.

On June 25, 2021, the Bank notified the BCRA about the reversal of the provision set up pursuant to Memorandum No. 6/2017 issued by the BCRA concerning the income tax reassessment due to the inflation adjustment for tax purposes for fiscal years 2017 and 2018 for a total amount of 4,261,279 in nominal values (20,309,717 in values restated as of September 30, 2023), since, based on the assessment made and on its legal and tax advisors’ opinion, the Entity believes that it is more probable than not that it will obtain a favorable final judgment in respect of these fiscal years. The Entity notified the BCRA of the criteria adopted, to which the BCRA gave its consent.

On October 5, 2022, the Federal Contentious Administrative Trial Court No. 2 issued a favorable decision on the unconstitutionality action filed with respect to the regulations banning the application of title VI of the adjustment for inflation in the 2018 income tax return. After appealing the judgment, on November 17, 2022, we filed a brief stating grievances in connection with legal costs, and on November 27, 2022, AFIP filed its brief.

On July 11, 2023, the decision issued by Room I of the Federal Court of Appeals in Contentious and Administrative Matters confirming the trial court decision in favor of the Bank was notified. On August 8, 2023, AFIP filed an extraordinary appeal, which was partially granted.

Based on the foregoing, as of September 30, 2023, the Entity has no liabilities for the items referred to above.

- Inflation adjustment for tax purposes Fiscal year 2019

As concerns fiscal year 2019, the Entity assessed its income tax liability applying the inflation adjustment for tax purposes according to the terms of the Public Emergency Law, which maintains the inflation adjustment mechanism set out under Title VI of the Income Tax Law. Nevertheless, one sixth of the resulting inflation adjustment amount should be recognized during that fiscal year, with the remaining five sixths being computed, in equal parts, over the five immediately following fiscal years. Such deferral has been recognized as a deferred tax asset.

On August 21, 2020, the Bank filed a request for refund at the administrative stage pursuant to the provisions of the first paragraph of section 81 of Law No. 11683 (as compiled in 1998 and as amended) to recover the amount of 4,528,453 (in nominal values).

Upon no response from the tax authorities, on June 17, 2021 the Entity filed a motion for expedited proceedings and on November 18, 2021 a legal action was filed before National Court on Federal Administrative Matters No. 10 (Court Clerk’s Office No. 24)

Pursuant to the financial reporting framework set forth by the BCRA, the Entity does not record assets in relation to contingent assets derived from the action filed.

- Inflation adjustment for tax purposes Fiscal year 2020

In relation to fiscal year 2020, the Entity determined the income tax as of December 31, 2020 by applying the inflation adjustment for tax purposes in accordance with the provisions of the Public Emergency Law.

On May 26, 2021, and based on related case law, the Entity’s Board of Directors approved the filing of an action against the federal tax authorities (AFIP-DGI) for declaratory judgment of unconstitutionality of section 194 of the Income Tax Law (as compiled in 2019) and/or of such rules that prohibit the full application of the inflation adjustment for tax purposes, on the grounds that they would lead to the assessment of a confiscatory income tax liability for fiscal year 2020; therefore allowing the full application of the mechanism set forth in section 106, paragraphs a) through e), Title VI of the Income Tax Law in that fiscal year.

Consequently, as of December 31, 2021, the Entity accounted for an adjustment in nominal values to the income tax liability assessed for the fiscal year ended December 31, 2020 in the amount of 5,817,000 (33,917,144 in restated values), with the ensuing impact on deferred tax assets by 5,033,000 (decrease) (30,062,811 in restated values) and on the income tax expense of 784,000 (3,854,335 in restated values).

On August 15, 2023, a trial court decision sustaining the claim filed by the Bank was issued. On August 22, 2023, we filed an appeal against the imposition of legal costs, requiring that they be imposed on the losing party. On August 23, 2023, AFIP appealed the merits of the case, requiring the revocation of the judgment.

- Inflation adjustment for tax purposes Fiscal year 2021

On June 30, 2022, the Bank filed a prior administrative claim before the AFIP in order to obtain the recognition of the corrective tax return in less filed on June 30, 2022 with respect to the Income Tax for the 2021 tax year for 309,000 (in nominal values), on the grounds that the partial application of the correction mechanisms of the inflation adjustment under the provisions of Section 93 of the Income Tax Law is unconstitutional, since it affects the principle of reasonableness, equality, contributive capacity and confiscatory nature.

On June 6, 2023, a prompt resolution was requested. In view of the AFIP's silence, on September 20, 2023, a claim was filed before the Federal Court on Contentious Administrative Matters No. 1, Clerks’ Office No. 1.

- Inflation adjustment for tax purposes Fiscal year 2022

On June 2, 2023, the Bank filed an unconstitutionality action against the AFIP-DGI to obtain a ruling declaring the unconstitutionality of section 93 of Income Tax Law (as revised in 2019) or other regulations preventing the comprehensive application of the tax adjustment for inflation, as it leads to a confiscatory income tax assessment for 2022 and, consequently, allows for the comprehensive adoption of the cost and amortization adjustment method provided for by sections 62 through 66, 71, 87 and 88 of Income Tax Law.

On June 6, 2023, Court No. 9 forwarded the proceedings to the prosecutor's office to rule on jurisdiction. Once the prosecutor's opinion was submitted on June 8, the Court declared its jurisdiction.

- Requests for refund. Fiscal years 2013, 2014 and 2015

Regarding fiscal years 2013, 2014 and 2015, the Entity assessed income tax without applying the inflation adjustment for tax purposes, consequently a higher tax was paid in the amounts of 264,257, 647,945 and 555,002, respectively, in nominal values.

Based on the grounds stated in the first paragraph “Inflation Adjustment for Tax Purposes. Fiscal Years 2016, 2017 and 2018,” on November 19, 2015, an administrative action requesting a refund for fiscal years 2013 and 2014 was filed, and the related judicial action was filed on September 23, 2016 for both fiscal years, given that no answer was received from AFIP.

In turn, on April 4, 2017, a request for refund was filed in relation to the higher amount of tax paid for fiscal year 2015. Likewise, on December 29, 2017, the related judicial action was filed for this fiscal year.

On October 21, 2020, the Entity was notified that Court of First Instance on Administrative Matters No. 1 rendered judgment upholding the request for refund for fiscal year 2014. AFIP filed an appeal against such judgment before the Appellate Court.

On November 10, 2020, the Court of First Instance rendered judgment sustaining BBVA Argentina's complaint, thereby ordering the tax authorities to refund the amount of 264,257 (nominal values) paid in excess of the income tax liability for fiscal year 2013, plus accrued interest. The National Tax Authority filed an appeal against the judgment. Finally, on May 6, 2021, the Federal Appellate Court on Administrative Matters (Courtroom I) confirmed the appealed judgment on the merits, therefore dismissing the appeal brought by the national tax authorities.

On April 27, 2021, the Appellate Court rendered judgment in favor of the Bank concerning the refund of income tax for fiscal year 2014. In its judgment, the Appellate Court substantially confirmed the judgment rendered by the Court of First Instance on the merits, upholding the confiscatory nature of the tax.

The National Tax Authority brought extraordinary appeals against both judgments, and the Appellate Court has rejected such appeal with respect to the claims of arbitrariness and serious institutional implications.

On June 28, 2022, the Federal Appellate Court on Administrative Matters (Courtroom VII) rendered judgment in favor of the Bank as regards the recovery of the income tax for tax period 2015 and AFIP appealed such judgment.

On July 12, 2023, the Bank was notified of the decision issued by the Argentine Supreme Court of Justice with respect to the 2014 tax period rejecting the extraordinary appeal and the appeal filed by Tax Authorities. Thus, the favorable decisions issued by previous courts recognizing a 647,946 reimbursement (in nominal values) for such period plus the interest calculated in accordance with the weighted average deposit interest rate published by the BCRA became final. Such calculation was filed.

On August 7, 2023, we were notified of the decision issued by the Argentine Supreme Court of Justice with respect to the 2013 tax period rejecting the extraordinary appeal and the appeal filed by Tax Authorities, thus rendering the decisions issued by previous court instances final. Those decisions recognized that the Bank should be reimbursed 264,257 (in nominal values) for such period plus interest, and determined that the BCRA weighted average deposit interest rate should be applied until July 31, 2019, and the monthly effective rate published by the AFIP in compliance with Ministry of Finance 598/19, as from August 1, 2019, and until the actual payment is made. The calculation was filed.

As a result of the abovementioned favorable judgments of the Supreme Court of Justice, the Entity has accounted for receivables for 7,378,721 as of September 30, 2023.

On October 25, 2023, the Appellate Court rendered favorable judgment in the case relating to the request for refund of the Income Tax due to the application of the tax inflation adjustment in 2015, confirming the first instance judgment.

12.	Investments in equity instruments

12.1 Investments in equity instruments through profit or loss

Breakdown is as follows:

	09.30.23	12.31.22

Private securities - Shares of other non-controlled companies	1,827,778	1,783,411

TOTAL	1,827,778	1,783,411

12.2 Investments in equity instruments through other comprehensive income

Breakdown is as follows:

	09.30.23	12.31.22

Compensadora Electrónica S.A.	581,768	118
Mercado Abierto Electrónico S.A.	305,977	38
Banco Latinoaméricano de Exportaciones S.A.	150,047	117,879
Seguro de Dépositos S.A.	94,106	175
Other	14,690	4,631

TOTAL	1,146,588	122,841

13.	Investments in associates

Breakdown is as follows:

	09.30.23	12.31.22

BBVA Seguros Argentina S.A.	2,667,687	2,432,015
Rombo Compañía Financiera S.A.	2,135,445	1,511,856
Interbanking S.A.	1,376,726	1,673,893
Play Digital S.A. (1)	943,131	988,469
Openpay Argentina S.A.(2)	351,975	437,791

TOTAL	7,474,964	7,044,024
(1)	In order to determine the value of this investment, the accounting information of Play Digital S.A. as of June 30, 2023 has been used. In addition, the significant transactions made or events occurred between July 1, 2023 and September 30, 2023 were considered.
(2)	On April 19, 2023, 29,205 (in nominal values) shares were subscribed for and paid in in cash.

14.	Property and equipment

Breakdown is as follows:

	09.30.23	12.31.22

Real estate	141,887,523	143,851,664
Furniture and facilities	22,869,925	25,940,512
Right of use of leased real estate	14,206,028	11,895,872
Construction in progress	8,160,795	6,643,306
Machinery and equipment	4,725,611	6,335,839
Vehicles	532,110	568,895

TOTAL	192,381,992	195,236,088

The breakdown of lease assets and liabilities as well as interest and foreign exchange differences recognized in profit or loss is disclosed in Note 25 to these consolidated condensed interim financial statements.

Based on the reports prepared by the independent appraiser relied upon by the Bank to assess the impairment of its property as of the end of the previous fiscal year, the carrying amount of one piece of real estate exceeds its recoverable value. Therefore, such amount should be written down to the recoverable value.

The impairment of assets recorded under the item “Property and equipment” is reported below:

Account	Impairment
	09.30.2023	12.31.2022

Real Estate - Lavallol	(43,681)	(43,681)
Real Estate - Monte Grande	(194,555)	(194,555)
Real Estate - Caleta Olivia, Santa Cruz	(48,583)	(48,583)
Real Estate - Cerro Las Rosas	(101,368)	(101,368)
Real Estate - Libertador	(712,270)	(712,270)
Real Estate - Store 1 Puerto Madero	(269,348)	(269,348)
Real Estate - Store 5 Puerto Madero	(168,117)	(168,117)
Real Estate - Mar del Plata	(19,722)	(19,722)
Real Estate - Bahía Blanca	(21,209)	(21,209)

TOTAL	(1,578,853)	(1,578,853)

15.	Intangible assets

Breakdown is as follows:

	09.30.23	12.31.22

Own systems development expenses	20,643,514	19,538,077

TOTAL	20,643,514	19,538,077

16.	Other non-financial assets

Breakdown is as follows:

	09.30.23	12.31.22

Investment properties	39,571,973	40,096,775
Prepayments	7,423,049	7,246,822
Tax advances	5,738,418	5,172,731
Advances to suppliers of goods	5,139,673	1,830,107
Advances to personnel	2,403,785	3,244,986
Other miscellaneous assets	848,077	1,012,915
Assets acquired as security for loans	52,374	53,509
Other	2,781,498	544,048

TOTAL	63,958,847	59,201,893

Investment properties include pieces of real estate leased to third parties. The average term of lease agreements is 6 years. Subsequent renewals are negotiated with the lessee. The Group has classified these leases as operating leases, since these arrangements do not substantially transfer all risks and benefits inherent to the ownership of the assets. The rental income is recognized under “Other operating income” on a straight-line basis during the term of the lease.

17.	Non-current assets held for sale

It includes pieces of real estate located in the Argentine Republic, which the Bank’s Board of Directors agreed to sell in the short term.

Breakdown is as follows:

	09.30.23	12.31.22

Property and equipment held for sale	538,993	457,248

TOTAL	538,993	457,248

Based on the reports prepared by the independent appraiser relied upon by the Bank to assess the impairment of its property as of the end of the previous fiscal year, the carrying amount of one piece of real estate exceeds its recoverable value. Therefore, such amount should be written down to the recoverable value.

The impairment of non-current assets held for sale is reported below:

Account	Impairment
	09.30.2023	12.31.2022

Real Estate held for sale - Fisherton	(177,730)	(177,730)
Real Estate held for sale - Mendoza	(804)	(804)

TOTAL	(178,534)	(178,534)

18.	Deposits

The information on concentration of deposits is disclosed in Exhibit H. Breakdown is as follows:

Deposits
	09.30.23	12.31.22

Non-financial Government sector	20,859,034	19,665,193
Financial Sector	1,286,543	690,729
Non-financial Private Sector and Residents Abroad	2,571,721,301	2,648,670,029
Savings accounts	840,999,719	1,013,794,493
Checking accounts	763,799,802	514,913,615
Time deposits	760,041,881	842,611,711
Investment accounts	188,924,937	255,857,512
Other	17,954,962	21,492,698

TOTAL	2,593,866,878	2,669,025,951

19.	Liabilities at fair value through profit or loss

Breakdown is as follows:

	09.30.23	12.31.22

Liabilities for transactions with government securities	86,766	-

TOTAL	86,766	-

20.	Other financial liabilities

Breakdown is as follows:

	09.30.23	12.31.22

Obligations from financing of purchases	154,884,582	167,770,027
Collections and other transactions on behalf of third parties	15,997,760	17,122,501
Liabilities for leases (Note 25)	8,987,233	8,383,467
Funds collected under AFIP's instructions	6,557,055	9,508,714
Receivables from spot purchases pending settlement	4,860,085	7,928,798
Payment orders pending credit	4,498,482	13,260,551
Credit balance for spot purchases or sales pending settlement	134,341	5,397,543
Commissions accrued payable	15,347	82,973
Other	14,418,969	11,140,900

TOTAL	210,353,854	240,595,474

21.	Financing received from the BCRA and other financial institutions

Breakdown is as follows:

	09.30.23	12.31.22

Local financial institutions	21,452,553	39,056,590
Foreign financial institutions	1,944,777	1,136,933
BCRA	85,293	178,766

TOTAL	23,482,623	40,372,289

22.	Corporate bonds issued

As of September 30, 2023, there were no outstanding receivables or payables related to corporate bonds of the Bank and its subsidiaries, whereas the outstanding amounts as of December 31, 2022, were as follows:

Detail	Issuance date	Nominal value	Maturity date	Annual Nominal Rate	Payment of interest	Outstanting securities as of 09.30.23	Outstanting securities as of 12.31.22

Class 8 Volkswagen Financial Services	09.30.20	-	03.30.23	UVA (class 8 )	Quarterly		121,890
						-

				Total Consolidated Principal		-	121,890
				Consolidated Interest Accrued		-	266,498
				Total Consolidated Principal and Interest Accrued		-	388,388

Definitions:

UVA RATE: An interest rate with a variable component (UVA), which represents a measurement unit adjusted on a daily basis as per CER, reflecting the changes in inflation based on the Consumer Price Index (CPI).

23.	Provisions

Breakdown is as follows:

	09.30.23	12.31.22

Provision for contingent commitments (Exhibits J and R)	3,004,201	5,473,263
Provisions for termination plans (Exhibit J)	605,664	922,336
For administrative, disciplinary and criminal penalties (Note 51 and Exhibit J)	5,000	10,158
Other contingencies (Exhibit J)	7,082,062	11,206,222
Provision for commercial lawsuits	4,218,444	7,102,309
Provision for labor lawsuits	926,976	1,249,017
Provision for tax lawsuits	645,143	1,208,357
Other	1,291,499	1,646,539

TOTAL	10,696,927	17,611,979

It includes the estimated amounts to pay highly likely liabilities which, in case of occurrence, would generate a loss for the Entity.

The breakdown of and changes in provisions recognized for accounting purposes are included in Exhibit J. However, below is a brief description:

-	Contingent commitments: it reflects the credit risk arising from the assessment of the degree of compliance of the beneficiaries of unused overdrafts, unused credit card balances, guarantees, sureties and other contingent commitments for the benefit of third parties on behalf of customers, and of their financial position and the counter guarantees supporting those transactions.

-	Termination benefit plans: for certain terminated employees, the Bank (fully or partially) bears the cost of private health care plans for a certain period after termination. The Bank does not cover any situations requiring medical assistance, but it only makes the related health care plan payments.

-	Administrative, disciplinary and criminal penalties: administrative penalties imposed by the Financial Information Unit, even if there were court or administrative measures to suspend payment and regardless of the status of the disciplinary proceedings.

-	Other: it reflects the estimated amounts to pay tax, labor and commercial claims and miscellaneous complaints.

In the opinion of the Group’s Management and its legal advisors, there are no significant effects other than those stated in these consolidated financial statements, the amounts and repayment terms of which have been recorded based on the current value of those estimates, considering the probable date of their final resolution.

Contingent liabilities have not been recognized in these consolidated condensed interim financial statements and are related to 121 claims brought against the Bank, including civil and commercial claims, all of which have arisen in the ordinary course of business. The estimated amount of such claims is 66,150, out of which a cash disbursement of approximately 3,446 is expected for the next 3 months. These claims are primarily related to lease-purchase agreements and petitions to secure evidence. The Group's Management and legal advisors consider that the probability that these cases involve cash disbursements is possible but not probable and that the potential cash disbursements are not material.

24.	Other non-financial liabilities

Breakdown is as follows:

	09.30.23	12.31.22

Miscellaneous creditors	72,325,118	77,241,671
Short-term personnel benefits	41,592,381	35,519,891
Advances collected	34,505,517	39,881,370
Other collections and withholdings	29,472,105	35,557,937
Cash dividends payable (Note 43)	21,631,320	30,136,880
Other taxes payable	21,056,396	14,380,315
Social security payment orders pending settlement	2,314,818	623,012
Long-term personnel benefits	1,732,650	1,861,409
For contract liabilities	744,853	913,456
Termination benefits payable	547,845	1,823,328
Other	1,579,204	1,152,882

TOTAL	227,502,207	239,092,151
25.	Leases

The Group as lessee

Below is a detail of the amounts related to the rights of use under leases and lease liabilities in force as of September 30, 2023:

Rights of use under leases

	Initial			Amortization				Residual
	value as of			Accumulated		For the	Accumulated as of	value as of
Account	01.01.23	Increases	Decreases	as of 01.01.23	Decreases	Period (1)	period end	09.30.23

Leased real property	28,139,145	4,062,493	1,902,663	16,243,273	1,503,655	1,353,329	16,092,947	14,206,028

(1) See Note 37.

Lease liabilities

Future minimum payments for lease agreements are as follows:

	In foreign currency	In local currency	09.30.23	12.31.22

Up to one year	379,087	85,019	464,106	628,014

From 1 to 5 years	6,210,406	470,009	6,680,415	6,412,896

More than 5 years	1,842,712	-	1,842,712	1,342,557

			8,987,233	8,383,467

Interest and exchange rate difference recognized in profit or loss

	09.30.23	09.30.22

Other operating expenses
Interest on liabilities from leases (Note 38)	(796,126)	(982,408)

Exchange rate difference
Exchange rate difference for finance lease (loss)	(8,582,871)	(7,035,487)

26.	Share capital

Breakdown is as follows:

-	Share capital
Shares				Share capital
Class	Number	Par value per share	Votes per share	Outstanding shares	Paid-in (1)
Common	612,710,079	1	1	612,710	612,710

(1)   Registered with the Public Registry of Commerce.

Banco BBVA Argentina S.A. is a corporation (sociedad anónima) incorporated under the laws of Argentina. The shareholders limit their liability to the shares subscribed and paid in, pursuant to the Argentine Companies Law (Law No. 19550). Therefore, and pursuant to Law No. 25.738, it is reported that neither foreign capital majority shareholders nor local or foreign shareholders shall be liable in excess of the above-mentioned capital contribution for obligations arising from transactions carried out by the Bank.

-	Additional paid-in capital

The additional paid-in capital account represents the difference between the nominal value of the shares issued and the subscription price.

-	Inflation adjustment to share capital

Includes the cumulative monetary inflation adjustment to share capital and additional paid-in capital.

-	Other comprehensive income/(loss) (OCI) - Fair value reserve

The fair value reserve comprises the accumulated net change in the fair value of financial assets measured at fair value through OCI, net of the related income tax.

-	Other comprehensive income/(loss) - Share of OCI from associates and joint ventures

This item represents the Bank’s participation in its associates’ and joint ventures’ OCI.

-	Legal Reserve

B.C.R.A. regulations establish that 20% of net income determined in accordance with B.C.R.A. Generally Accepted Accounting Principles must be allocated to the legal reserve.

-	Other reserves

Set up to comply with the CNV requirement whereby all the retained earnings assessed under BCRA regulations must be allocated by the stockholders' meeting to cash dividends, stock dividends, the constitution of reserves other than the legal reserve, or a combination thereof.

27.	Interest income

Breakdown is as follows:

	Quarter ended 09.30.23	Accumulated as of 09.30.23	Quarter ended 09.30.22	Accumulated as of 09.30.22

Interest on government securities	229,931,790	610,977,477	142,942,514	347,083,424
Acquisition Value Unit (CER) clause adjustments	60,954,496	158,966,779	47,318,613	115,034,322
Premiums on reverse repurchase agreements	76,606,855	148,514,057	13,897,686	42,577,795
Interest on instruments	61,905,824	137,832,103	20,440,531	51,751,335
Interest on credit card loans	45,569,622	133,884,246	31,645,524	86,758,275
Interest on overdrafts	30,875,366	87,001,286	17,608,853	37,775,037
Interest on other loans	31,921,426	80,855,582	24,754,121	63,329,734
Interest on consumer loans	21,171,544	62,876,002	16,376,447	46,968,386
Acquisition Value Unit (UVA) clause adjustments	17,010,888	50,266,674	17,948,953	46,999,715
Interest on pledge loans	6,312,782	17,986,312	5,488,398	15,873,385
Interest on finance leases	1,660,086	4,546,722	1,055,092	2,686,664
Interest on mortgage loans	872,372	3,505,850	2,062,629	4,782,149
Interest on loans to the financial sector	713,618	2,435,988	1,378,329	4,056,158
Interest on private securities	683,390	1,651,969	327,135	1,010,975
Interest on loans for the prefinancing and financing of exports	343,785	863,159	357,667	1,187,103
Other	356,993	1,084,516	272,193	860,084

TOTAL	586,890,837	1,503,248,722	343,874,685	868,734,541

28.	Interest expense

Breakdown is as follows:

	Quarter ended 09.30.23	Accumulated as of 09.30.23	Quarter ended 09.30.22	Accumulated as of 09.30.22

Time deposits	223,310,564	580,887,824	114,452,196	279,815,112
Checking accounts deposits	81,787,733	144,405,385	21,795,333	60,940,644
Acquisition Value Unit (UVA) clause adjustments	5,568,367	22,609,450	18,549,570	37,861,947
Interfinancial loans received	4,726,718	12,350,896	5,346,172	12,718,229
Savings accounts deposits	1,056,694	3,049,297	881,455	2,254,150
Other liabilities from financial transactions	187,271	654,297	314,563	1,005,151
Premiums on reverse repurchase transactions	15,035	15,128	40,720	45,976
Other	3,263	8,094	3,617	6,924

TOTAL	316,655,645	763,980,371	161,383,626	394,648,133

29.	Commission income

Breakdown is as follows:

	Quarter ended 09.30.23	Accumulated as of 09.30.23	Quarter ended 09.30.22	Accumulated as of 09.30.22

From credit cards	17,011,445	52,175,815	14,986,001	51,666,634
Linked to liabilities	13,806,580	43,393,759	17,038,333	51,498,596
Linked to loans	4,252,866	12,790,173	3,215,343	9,912,894
From foreign trade and foreign currency transactions	1,669,025	5,266,504	1,918,691	5,503,870
From insurance	1,608,800	4,831,665	1,731,156	5,420,085
Linked to securities	1,083,839	2,483,841	460,113	1,342,915
Loan commitments	68,049	180,757	-	-
From guarantees granted	20,047	47,507	1,690	5,152

TOTAL	39,520,651	121,170,021	39,351,327	125,350,146

30.	Commission expenses

Breakdown is as follows:

	Quarter ended 09.30.23	Accumulated as of 09.30.23	Quarter ended 09.30.22	Accumulated as of 09.30.22

For credit and debit cards	13,301,788	32,334,136	12,309,354	37,102,536
For foreign trade transactions	3,442,706	6,847,540	615,875	1,393,352
For payment of salaries	2,038,305	4,490,450	1,415,445	3,584,685
For new channels	1,007,854	2,704,608	701,706	1,771,507
For data processing	744,481	2,110,302	832,560	2,409,780
For advertising campaigns	138,892	303,433	318,134	419,715
For digital sales services	67,743	87,301	71,982	105,238
Linked to transactions with securities	7,326	24,737	7,942	24,021
Other commission expenses	1,148,350	3,737,063	1,347,913	4,234,548

TOTAL	21,897,445	52,639,570	17,620,911	51,045,382

31.	Net income from measurement of financial instruments at fair value through profit or loss

Breakdown is as follows:

	Quarter ended 09.30.23	Accumulated as of 09.30.23	Quarter ended 09.30.22	Accumulated as of 09.30.22

Income from government securities	5,273,293	24,756,409	6,091,786	11,726,912
Income from foreign currency forward transactions	1,935,310	2,583,510	1,644,487	3,917,379
Income from private securities	377,117	2,089,308	985,878	1,970,406
Income from corporate bonds	656,504	656,774	861	39,517
Income/(loss) from loans	683	683	(25)	(25)
Income/(loss) from interest rate swaps	(71,023)	(114,337)	239,881	237,259
Loss from put options taken	-	(159,573)	(23,154)	(23,154)
Income from sale or write-off of financial assets (1)	-	-	-	8,915,597
Other	(191)	(358)	-	(10,770)

TOTAL	8,171,693	29,812,416	8,939,714	26,773,121

(1)	Corresponds to the sale of 49% of Prisma Medios de Pago S.A.’s capital stock. On March 18, 2022 the transfer of all the remaining shareholding of the Bank in such company was consummated.
32.	Net income (loss) from write-down of assets at amortized cost and at fair value through OCI

Breakdown is as follows:

	Quarter ended 09.30.23	Accumulated as of 09.30.23	Quarter ended 09.30.22	Accumulated as of 09.30.22

Income from sale of private securities	4,827,157	4,828,852	147,454	146,204
Income/(Loss) from sale of government securities	(759,148)	2,390,980	95,121	1,628,259

TOTAL	4,068,009	7,219,832	242,575	1,774,463

33.	Foreign exchange and gold gains/(losses)

Breakdown is as follows:

	Quarter ended 09.30.23	Accumulated as of 09.30.23	Quarter ended 09.30.22	Accumulated as of 09.30.22

Income from purchase-sale of foreign currency	6,567,703	18,771,924	7,052,883	20,597,964
Conversion of foreign currency assets and liabilities into pesos	(4,427,819)	(10,515,319)	(1,752,449)	(4,937,743)

TOTAL	2,139,884	8,256,605	5,300,434	15,660,221

34.	Other operating income

Breakdown is as follows:

	Quarter ended 09.30.23	Accumulated as of 09.30.23	Quarter ended 09.30.22	Accumulated as of 09.30.22

Adjustments and interest on miscellaneous receivables	4,647,378	11,939,978	3,690,618	9,861,928
Rental of safe deposit boxes	1,382,395	3,932,290	1,341,176	4,588,493
Loans recovered	1,144,577	2,994,527	1,383,985	4,202,812
Debit and credit card commissions	772,655	2,297,797	920,764	2,615,086
Punitive interest	443,577	1,236,580	255,165	666,337
Rent	416,896	1,217,507	283,387	840,682
Fees expenses recovered	391,012	1,122,601	391,741	1,253,546
Allowances reversed	150,577	524,865	379,940	1,131,198
Commission from syndicated transactions	167,638	462,279	96,032	431,491
Income from sale of non-current assets held for sale (Note 17)	-	-	926,449	926,449
Income from asset sale in equity instruments (1)	-	-	-	3,078,708
Other operating income	473,922	2,883,359	1,052,351	2,270,558

TOTAL	9,990,627	28,611,783	10,721,608	31,867,288

(1)	Corresponds to the sale of 49% of Prisma Medios de Pago S.A.’s capital stock. On March 18, 2022 the transfer of all the remaining shareholding of the Bank in such company was consummated.

35.	Personnel benefits

Breakdown is as follows:

	Quarter ended 09.30.23	Accumulated as of 09.30.23	Quarter ended 09.30.22	Accumulated as of 09.30.22

Salaries	20,507,506	62,195,896	18,316,454	57,470,886
Other short-term personnel benefits	13,476,573	30,118,211	7,339,632	20,805,232
Social security withholdings and collections	6,768,875	19,143,915	5,833,460	17,480,155
Personnel compensation and bonuses	808,848	3,258,231	761,631	2,864,995
Personnel services	854,487	2,308,826	774,379	1,874,628
Termination personnel benefits (Exhibit J)	-	204,453	-	225,661
Other long-term personnel benefits	-	1,098,279	-	141,013

TOTAL	42,416,289	118,327,811	33,025,556	100,862,570

36.	Administrative expenses

Breakdown is as follows:

	Quarter ended 09.30.23	Accumulated as of 09.30.23	Quarter ended 09.30.22	Accumulated as of 09.30.22

Taxes	8,840,492	24,939,735	7,352,184	21,510,035
IT	8,604,981	19,506,864	3,840,929	8,834,865
Rent	6,720,360	19,077,520	5,053,050	16,733,127
Contracted administrative services	6,057,830	15,506,291	3,692,863	8,612,860
Maintenance and repair costs	3,529,939	10,199,690	3,333,217	9,930,298
Armored transportation services	3,356,363	10,137,478	3,477,803	11,496,567
Advertising	2,136,250	7,008,243	1,655,585	5,143,691
Electricity and communications	1,337,195	3,999,055	1,210,432	3,780,353
Other fees	1,388,820	3,860,617	937,199	3,305,679
Documents distribution	1,052,116	3,250,011	1,006,911	3,529,591
Security services	1,043,949	2,915,253	887,615	2,772,488
Trade reports	668,104	2,333,166	666,722	1,871,678
Insurance	326,147	924,397	327,399	1,010,245
Representation and travel expenses	337,889	794,692	210,909	553,399
Stationery and supplies	81,272	176,166	49,032	135,499
Fees to Bank Directors and Supervisory Committee	38,986	128,992	27,505	150,972
Other administrative expenses	1,824,059	4,609,800	1,269,636	3,700,751

TOTAL	47,344,752	129,367,970	34,998,991	103,072,098

37.	Asset depreciation and impairment

Breakdown is as follows:

	Quarter ended 09.30.23	Accumulated as of 09.30.23	Quarter ended 09.30.22	Accumulated as of 09.30.22

Property and equipment	3,199,264	10,254,069	3,509,853	11,229,453
Intangible assets	545,256	1,651,313	331,579	833,901
Right of use of leased real estate	450,626	1,353,329	835,291	2,974,915
Depreciation of other assets	175,806	527,374	232,020	447,761

TOTAL	4,370,952	13,786,085	4,908,743	15,486,030

38.	Other operating expenses

Breakdown is as follows:

	Quarter ended 09.30.23	Accumulated as of 09.30.23	Quarter ended 09.30.22	Accumulated as of 09.30.22

Turnover tax	36,605,049	93,334,392	21,949,814	58,527,332
Other allowances (Exhibit J)	386,580	5,904,910	2,431,772	5,965,618
Initial recognition of loans	1,169,367	4,256,503	2,281,267	6,531,324
Contribution to the Deposit Guarantee Fund (Note 45)	955,621	2,902,593	1,025,785	3,160,024
Claims	421,951	1,265,629	845,890	2,428,662
Interest on liabilities from leases (Note 25)	272,559	796,126	301,565	982,408
Reorganization expenses (Exhibit J)	-	-	643,590	4,513,068
Other operating expenses	3,262,749	7,701,608	1,855,027	5,465,483

TOTAL	43,073,876	116,161,761	31,334,710	87,573,919

39.	Fair values of financial instruments

a)	Assets and liabilities measured at fair value

The fair value hierarchy of assets and liabilities measured at fair value as of September 30, 2023 is detailed below:

	Accounting balance	Total fair value	Level 1 fair value	Level 2 fair value	Level 3 fair value

Financial Assets

Debt securities at fair value through profit or loss	107,448,246	107,448,246	106,632,399	815,670	177
Derivative instruments	12,902,609	12,902,609	-	12,902,609	-
Other financial assets	1,961,034	1,961,034	1,961,034	-	-
Other debt securities	1,016,775,641	1,016,775,641	223,272,492	790,812,675	2,690,474
Financial assets pledged as collateral	77,566,645	77,566,645	77,566,645	-	-
Investments in equity instruments	2,974,366	2,974,366	1,827,778	161,525	985,063

Financial Liabilities

Liabilities at fair value through profit or loss	86,766	86,766	86,766	-	-
Derivative instruments	2,324,683	2,324,683	-	2,324,683	-

The fair value hierarchy of assets and liabilities measured at fair value as of December 31, 2022 is detailed below:

	Accounting balance	Total fair value	Level 1 fair value	Level 2 fair value	Level 3 fair value

Financial Assets

Debt securities at fair value through profit or loss	51,843,806	51,843,806	7,957,953	43,885,853	-
Derivative instruments	4,607,850	4,607,850	-	4,607,850	-
Other financial assets	7,977,100	7,977,100	7,977,100	-	-
Other debt securities	1,220,070,635	1,220,070,635	106,860,824	1,111,888,729	1,321,082
Financial assets pledged as collateral	33,924,910	33,924,910	32,884,534	1,040,376	-
Investments in equity instruments	1,906,252	1,906,252	1,783,411	122,841	-

Financial Liabilities

Derivative instruments	679,212	679,212	-	679,212	-

The fair value of a financial asset or liability is the price that would be received for the sale of an asset or paid for the transfer of a liability in an orderly transaction between market participants at the measurement date.

The most objective and usual reference of the fair value of a financial asset or liability is the price that would be paid in an orderly, transparent and deep market, that is to say, its quoted or market price.

If it is not possible to obtain a market price, a fair value is determined using best market practice valuation techniques, such as cash flows discount based on a yields curve for the same class and type of instrument, or if there is no market curve with the same characteristics of the bond, the fair value is calculated considering the latest market price plus interest accrued until the valuation date (whichever is more representative for the security).

In line with the accounting standard, a three-level classification of financial instruments is established. This classification is mainly based on the observability of the inputs used to calculate that fair value, defining the following levels:

-	Level 1: Financial instruments measured using quoted prices in an active market. Active market means a market that allows the observation of representative prices with sufficient frequency and daily volume.

-	Level 2: Financial instruments without an active market, but that may be measured through observable market inputs. Observable market inputs shall mean as such assets traded in markets that allow to calculate an interest rate curve or determine a credit spread.

-	Level 3: Measurement using models based on variables not obtained from observable market inputs.

Financial assets at fair value mainly consist of BCRA Liquidity Bills and Argentine Government Bonds, together with a minor share in Argentine Treasury Bills, Corporate Bonds, Investments in Equity Instruments and Ledivs (BCRA Internal Bills). Likewise, financial derivatives are classified at fair value. Such derivatives, include futures measured at the price of the market where they are traded (Rofex and MAE) and foreign currency NDF (non-delivery forwards), put options, and interest rate swaps.

b)	Transfers between hierarchy levels

The Entity monitors the availability of market information in order to assess the category of financial instruments in the different hierarchies at fair value, as well as the resulting determination of inter-level transfers at each closing, considering the comparison of hierarchy levels of the current period versus previous year levels.

b.1) Transfers from Level 1 to Level 2

There are no transfers from L1 to L2 for the instruments measured at fair value as of period-end.

b.2) Transfers from Level 2 to Level 1

The following instruments measured at fair value through profit or loss or through OCI were transferred from Level 2 to Level 1 of the fair value hierarchy:

	09.30.23	12.31.22

Treasury Bonds in pesos adjusted by 1.55% CER. Maturity 07-26-2024	10,276,398	-
Treasury Bonds in pesos adjusted by 2% CER. Maturity 11-9-2026	14,915,859	-
Argentine Treasury Bond in pesos at 16%. Maturity 10-17-2023	4,096,916	-

The hierarchy level of the instruments detailed above was compared with the previous year levels.

The transfer is due to the fact that the bonds were listed on the market the number of days necessary to be considered Level 1.

c)	Valuation techniques for Levels 2 and 3

The valuation techniques used for Level 2 securities require observable market data: the spot discount curve in pesos, US dollars, USD curves of corporate bonds (one of the energy sector and the other of several industries), CER, the yield curve in pesos arising from ROFEX futures, the yield curve in pesos arising from futures traded by ICAP Broker, and the spot selling exchange rate published by Banco de la Nación Argentina (BNA). Below is a detail of valuation techniques for each financial product:

Fixed Income

The assessment of prices at fair value established by the Bank for fixed income consists in considering MAE’s representative prices.

In the case of Argentine Treasury bonds and bills, MAE’s prices are used; if the bonds are not listed within the last 10 business days, then a theoretical valuation is made discounting cash flows using the related discount curve. Except for BCRA internal bills in US dollars to be settled in Argentine pesos at the benchmark exchange rate (LEDIV), which cannot be transferred and do not accrue any interest, they are valued at their latest subscription price.

Liquidity bills issued by the BCRA without quoted prices in MAE at the end of the month were assigned a theoretical value, discounting cash flows using the monetary policy rate.

In the case of Corporate Bonds in Dollars, we value them by bringing the future flow of funds to present value with an interest rate curve with comparable corporate bonds.

SWAPS

For swaps, the theoretical valuation consists in discounting future cash flows using the interest rate, according to the curve estimated on the basis of fixed-rate peso-denominated bonds and bills issued by the Argentine Government.

Non-Delivery Forwards

The theoretical valuation of NDFs consists in discounting the future cash flows to be exchanged pursuant to the contract, using a discount curve that will depend on the currency of each cash flow. The result is then calculated by subtracting the present values in pesos, estimating the value in pesos based on the applicable spot exchange rate, depending on whether the contract is local or offshore.

For local peso-dollar swap contracts, cash flows in pesos are discounted using the yield curve in pesos resulting from the prices of ROFEX futures and the US dollar spot selling exchange rate published by BNA. Cash flows in US dollars are discounted using the Overnight Index Swap (OIS) international dollar yield curve. Then, the present value of cash flows in dollars is netted by converting such cash flows into pesos using the US dollar spot selling exchange rate published by BNA.

For local peso-euro swap contracts, cash flows in pesos are discounted using the yield curve in pesos resulting from the prices of ROFEX futures and the US dollar spot selling exchange rate published by BNA. Cash flows in euros are discounted using the yield curve in euros. Then, the present value of cash flows in euros is netted by converting such cash flows into pesos using the euro spot selling exchange rate published by BNA.

For offshore peso-dollar swap contracts, cash flows in pesos are discounted using the yield curve in pesos resulting from market quoted forward prices sourced from ICAP and the US dollar spot selling exchange rate published by BNA. Cash flows in dollars are discounted using the yield curve in dollars. Then, the present value of cash flows in dollars is netted by converting such cash flows into pesos using the Emerging Markets Traders Association (EMTA) US dollar spot exchange rate.

The valuation techniques used for Level 3 financial assets require the use of variables that are not based on observable market inputs. Below is a detail of the valuation techniques used for each financial asset:

Investments in equity instruments

Investments in equity instruments for which the Group has no control, joint control or a significant influence are measured at fair value through profit or loss and at fair value through other comprehensive income.

Corporate Bonds

The valuation of corporate bonds classified as Level 3 has been determined by the Entity’s Management on the basis of the latest available market price (or subscription price, if the security had not been listed in a market since the date of issuance) plus interest accrued to date. If the security has paid coupon, then the “clean” price is calculated. If principal was repaid, then repayment amount is deducted and the “dirty” price is recalculated, with interest being accrued until year-end.

-	ON Arcor (ON ARCOR17)
-	ON Ledesma S.A.I (ON LDCEO)
-	ON Banco de Servicios Financieros (ON BSCNO)
-	ON Petroquímica Comodoro Rivadavia S.A. (ON PQCLO)
-	ON Newsan (ON WNCFO)
-	Refi Pampa (ON REF2B)
-	Toyota Cia Financiera (ON TYCYO)
-	Newsan S.A (ON WNCGO)

The most relevant unobservable inputs include:

-	Latest market price
-	Projected UVA
-	Projected BADLAR rates

The tables below show a sensitivity analysis for each of the above-mentioned securities:

Latest market price scenarios	Changes in final price

	ON ARCOR17	ON REF2B	ON BSNO	ON PQCLO	ON WNCFO	ON TYCYO	ON WNCGO	ON LDCEO
+2%	2.000%	2.000%	1.920%	1.900%	1.930%	1.740%	1.960%	1.830%
+5%	5.000%	5.000%	4.810%	4.750%	4.820%	4.360%	4.900%	4.580%
+10%	10.000%	10.000%	5.710%	9.510%	9.640%	8.720%	9.800%	9.170%

UVA Scenarios	Changes in final price

	ON ARCOR17	ON REF2B
+5%	5.000%	5.000%
+10%	10.000%	10.000%
+15%	15.000%	15.000%

Badlar Rate Scenarios	Changes in final price

	ON BSCNO	ON LDCEO	ON PQCLO	ON TYCYO	ON WNCFO	ON WNCGO
5%	0.0971%	0.4159%	0.2076%	0.4139%	0.1626%	0.0862%
10%	0.1941%	0.8317%	0.4151%	0.8278%	0.3252%	0.1723%
15%	0.2911%	1.2476%	0.6227%	1.2418%	0.4878%	0.2585%

For ON PQCLO, ON BSCNO, ON WNCFO and ON WNCGO, for which no representative market quotations are available, it was valued using a valuation technique based on its last available market price and a sensitivity analysis was performed with respect to changes in parity.

Put options:

Below is a sensitivity analysis of the put (options) held by BBVA. The input variable used in the sensitivity analysis is the underlying asset’s price.

The put options and the related underlying assets are as follows:

Underlying	Asset
3X4N4C001	BOND T3X4
4X4NOB001	BOND T4X4
2X5N2D001	BOND T2X5
T5XNDD001	BOND T5X4
4X4N9P001	BOND T4X4
TDJN6U001	BOND TDJ24

Underlying Put

Scenarios:	Changes in final price
Changes in Underlying Price(%)	3X4N4C001	4X4NOB001	2X5N2D001	T5XNDD001	4X4N9P001	TDJN6U001
-6%	5.421%	9.204%	6.523%	6.215%	9.204%	6.724%
-4%	2.333%	6.115%	3.793%	3.810%	6.115%	4.602%
-2%	0.000%	3.025%	1.063%	1.405%	3.025%	2.479%
0%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
2%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
4%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
6%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%

d)	Reconciliation of balances at beginning of year and at year-end of Level 3 assets and liabilities at fair value

The following table shows a reconciliation between balances at beginning of year and at year-end of Level 3 fair values:

	09.30.23	12.31.22

Balance at the beginning of the fiscal year	1,321,082	11,231,384

Other debt securities - Private securities - Corporate bonds	2,040,175	(794,156)
Debt securities at fair value through profit or loss - Private securities - Corporate bonds	177	-
Other financial assets - Receivables from sale of ownership interest in Prisma Medios de Pago S.A.	-	(8,963,035)
Income from sale or write-off of financial assets - Prisma Medios de Pago S.A.	-	7,601,118
Monetary loss generated by assets at fair value	(670,783)	(7,754,229)
Equity instruments	985,063	-

Balance at fiscal period end	3,675,714	1,321,082

e)	Fair value of assets and liabilities not measured at fair value

Below is a description of methodologies and assumptions used to assess the fair value of the main financial instruments not measured at fair value, when the instrument does not have a quoted price in a known market.

-	Assets and liabilities with fair value similar to their accounting balance

For financial assets and financial liabilities maturing in less than three months, it is considered that the accounting balance is similar to fair value.

-	Fixed rate financial instruments

The fair value of financial assets was assessed by discounting future cash flows from market rates at each measurement date for financial instruments with similar characteristics, adding a liquidity premium (un-observable input) that expresses the added value or additional cost necessary to dispose of the asset.

-	Variable rate financial instruments

For financial assets and financial liabilities accruing a floating rate, it is considered that the accounting balance is similar to the fair value.

The fair value hierarchy of assets and liabilities measured at fair value as of September 30, 2023 is detailed below:

	Accounting balance	Total fair value		Level 1 fair value	Level 2 fair value	Level 3 fair value

Financial Assets

Cash and deposits in banks	478,339,623	(a)		-	-	-
Repo transactions	304,764,675	(a)		-	-	-
Other financial assets	85,067,902	(a)		-	-	-
Loans and other financing
Non-financial Government sector	56,003	(a)		-	-	-
Other financial institutions	4,530,173	3,319,067	(b)	-	-	3,319,067
Non-financial Private Sector and Residents Abroad	1,348,054,682	1,265,793,412	(b)	-	-	1,265,793,412
Other debt securities	86,880,929	86,589,196	(b)	-	86,589,196	-
Financial assets pledged as collateral	67,272,442	(a)		-	-	-

Financial Liabilities

Deposits	2,593,866,878	2,583,550,399		-	2,583,550,399	-
Other financial liabilities	210,353,854	(a)		-	-	-
Financing received from the BCRA and other financial institutions	23,482,623	21,244,402		-	21,244,402	-

(a)	The fair value is not reported as it is considered similar to its accounting balance.
(b)	The Bank’s Management has not identified additional impairment indicators of its financial assets as a result of the differences in the fair value thereof.

The fair value hierarchy of assets and liabilities measured at fair value as of December 31, 2022 is detailed below:

	Accounting balance	Total fair value	Level 1 fair value	Level 2 fair value	Level 3 fair value

Financial Assets

Cash and deposits in banks	601,917,869	(a)	-	-	-
Repo transactions	106,785,402	(a)	-	-	-
Other financial assets	58,540,337	(a)	-	-	-
Loans and other financing
Non-financial Government sector	2,842	(a)	-	-	-
B.C.R.A.	18,353	(a)	-	-	-
Other financial institutions	8,596,856	5,250,638	-	-	5,250,638
Non-financial Private Sector and Residents Abroad	1,448,163,577	1,358,454,127	-	-	1,358,454,127
Other debt securities	90,456,803	90,459,001	-	90,459,001	-
Financial assets pledged as collateral	59,920,479	(a)	-	-	-

Financial Liabilities

Deposits	2,669,025,951	2,617,230,159	-	2,617,230,159	-
Other financial liabilities	240,595,474	(a)	-	-	-
Financing received from the BCRA and other financial institutions	40,372,289	38,938,209	-	38,938,209	-
Corporate bonds issued	388,388	385,924	-	385,924	-

(a)	The fair value is not reported as it is considered similar to its accounting value.

40.	Segment reporting

Basis for segmentation

As of September 30, 2023 and December 31, 2022, the Group determined that it has only one reportable segment related to banking activities, based on information reviewed by the chief operating decision maker. Most of the transactions, properties and customers of the Group are located in Argentina. No client has generated more than 10% of the Group's total revenues.

The following table shows relevant information on loans and deposits by business line as of September 30, 2023 and December 31, 2022:

Group (banking activity) (1)	09.30.23	12.31.22

Loans and other financing	1,352,640,858	1,456,781,628
Corporate banking (2)	118,644,476	136,914,338
Small and medium companies (3)	535,757,174	532,032,180
Retail banking	698,239,208	787,835,110

Other assets	2,529,346,204	2,522,595,620
TOTAL ASSETS	3,881,987,062	3,979,377,248

Deposits	2,593,866,878	2,669,025,951
Corporate banking (2) (3)	970,097,897	577,089,689
Small and medium companies (2)(3)	358,295,284	494,495,539
Retail banking	1,265,473,697	1,597,440,723

Other liabilities	523,518,040	567,057,901
TOTAL LIABILITIES	3,117,384,918	3,236,083,852

(1)	It includes BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión, Consolidar A.F.J.P. (undergoing liquidation proceedings), PSA Finance Argentina Cía. Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A.
(2)	It includes the Financial Sector.
(3)	It includes Government Sector.

The information related to the operating segment (the Group's banking activity) is the same as that presented in the Consolidated Statement of Income, considering that it is the measure used by the Entity's chief operating decision marker for the allocation of resources and performance evaluation.

41.	Related parties

a)    Parent

The Bank's parent is Banco Bilbao Vizcaya Argentaria.

b)    Key management personnel

Pursuant to IAS 24, key management personnel are those having the authority and responsibility for planning, managing and controlling the Group’s activities, whether directly or indirectly.

Based on that definition, the Group considers the members of the Board of Directors as key personnel.

b.1) Remuneration of key management personnel

The Group's key management personnel received the following compensations:

	09.30.23	09.30.22

Fees	97,381	111,927

Total	97,381	111,927

b.2) Profit or loss from transactions and balances with key management personnel

Parent	Balances as of		Profit or loss from transactions
	09.30.23	12.31.22	09.30.23	09.30.22

Loans
Overdrafts	1	4	6	33
Credit Cards	20,110	42,684	11,297	6,515
Consumer loans	1,501	2,145	31,817	24,607

Deposits
Deposits	48,114	78,176	16,851	542

Loans are granted on an arm’s length basis. As of September 30, 2023 and December 31, 2022, balances of loans granted are classified under normal performance according to the debtor classification rules issued by the BCRA.

b.3) Profit or loss and balances with related parties (except for key management personnel)

Parent	Balances as of		Profit or loss from transactions
	09.30.23	12.31.22	09.30.23	09.30.22

Cash and deposits in banks	4,344,431	1,393,780	-	-
Financial assets pledged as collateral (2)	-	115,147	-	-
Other financial assets (2)	113,600	1,070,395	-	-
Other non-financial liabilities	42,025,026	53,376,226	35,264,480	21,090,607
Derivative instruments (Liabilities) (1)	-	22,507	123,814	253

Off-balance sheet balances

Securities in custody	263,149,719	374,502,177	-	-
Derivative instruments	-	3,926,634	-	-
Sureties granted	12,783,280	4,688,704	20,366	15,014
Guarantees received	8,169,761	5,535,208	-	-

(1) Profit or loss of Derivative Instruments (Assets) is exposed under Derivative Instruments (Liabilities).
(2) These transactions do not generate profit or loss.

Subsidiaries (1)	Balances as of		Profit or loss from transactions
	09.30.23	12.31.22	09.30.23	09.30.22

Loans and other financing	23,057,381	25,885,697	12,916,532	8,209,336
Deposits	6,267,253	561,779	1,402,517	3,586
Other non-financial liabilities	656,685	47	1,381,736	13,484
Other operating income	-	-	23,640	18,595
Administrative expenses	-	-	26,049	-

Off-balance sheet balances
			-
Securities in custody	1,961,034	7,977,100	-	-
(1)	The transactions between BBVA and its subsidiaries detailed in the preceding table were eliminated for consolidation purposes in the Financial Statements as of September 30, 2023.

Associates	Balances as of		Profit or loss from transactions
	09.30.23	12.31.22	09.30.23	09.30.22

Cash and deposits in banks	1,206	1,209	-	-
Loans and other financing	4,236,237	3,760,906	3,544,255	4,469,708
Derivative instruments (Assets)	-	60,498	87,251	239,878
Other financial assets	427,700	868,873	-	-
Deposits	1,900,494	2,801,186	561,261	455,584
Financing received	-	326,109	87,796	-
Derivative instruments (Liabilities)	50,231	-	-	-
Commission income	-	-	28,196	-
Commission expenses	-	-	553,286	2,557
Other operating income	-	-	516,524	135,780

Off-balance sheet balances

Interest rate swaps	2,500,000	3,047,250	-	-
Securities in custody	7,792,010	8,408,361	-	-
Guarantees received	1,105,382	1,465,178	-	-
Secured loans	296,030	277,937	-	-

Transactions have been agreed upon on an arm’s length basis. As of September 30, 2023 and December 31, 2022, balances of loans granted are classified under normal performance according to the debtor classification rules issued by the BCRA.

42.	Financial instruments risks

42.1 Risk policies of financial instruments

In these consolidated condensed interim financial statements, the Entity applied the same financial instrument risk policies as in the preparation of its financial statements as of December 31, 2022.

42.2   Exposure to credit risk and allowances

Below is the exposure to credit risks and allowances, measured in accordance with IFRS 9 as per BCRA (expected loss model, except for non-financial government sector's financial assets), as of September 30, 2023 and December 31, 2022:

Default exposure - Credit Investment	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.22	1,437,202,144	124,442,351	8,994,847	22,406,678	3,151,204	1,596,197,224

Inter-stage Transfers:
From stage 1 to stage 2	(216,173,120)	216,642,444	11	-	-	469,335
From stage 2 to stage 1	163,276,560	(151,219,193)	(64,200)	-	-	11,993,167
From stage 1 or 2 to stage 3	(4,587,759)	(37,287,575)	(1,224,749)	42,476,195	1,239,723	615,835
From stage 3 to stage 1 or 2	1,003,585	2,144,210	1,100,126	(4,082,845)	(1,199,444)	(1,034,368)
Changes without inter-stage transfers	228,574,621	30,506,729	1,012,626	(3,029,882)	745,799	257,809,893
Newly originated financial assets	1,617,400,527	34,993,207	17,706,708	3,986,638	108,940	1,674,196,020
Reimbursements	(1,029,873,365)	(27,502,323)	(14,879,541)	(6,088,528)	(222,963)	(1,078,566,720)
Decreases	32	1,260	-	(12,563,000)	(321,400)	(12,883,108)
Foreign exchange differences	58,082,071	1,540,246	1,507,915	10,388	1,017,333	62,157,953
Inflation adjustment	(942,779,704)	(87,363,967)	(5,065,345)	(17,575,875)	(1,913,232)	(1,054,698,123)

Balances as of 09.30.23	1,312,125,592	106,897,389	9,088,398	25,539,769	2,605,960	1,456,257,108

Default exposure - Credit Investment	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.21	1,428,198,594	157,180,104	20,089,336	26,075,939	11,995,435	1,643,539,408

Inter-stage Transfers:
From stage 1 to stage 2	(307,372,133)	314,574,372	1,723	-	-	7,203,962
From stage 2 to stage 1	236,094,207	(225,446,780)	(272,810)	-	-	10,374,617
From stage 1 or 2 to stage 3	(6,097,375)	(34,548,124)	(1,184,781)	40,442,881	1,212,714	(174,685)
From stage 3 to stage 1 or 2	1,364,112	3,146,507	617,986	(6,153,454)	(660,134)	(1,684,983)
Changes without inter-stage transfers	122,142,831	10,616,725	(8,805,777)	(3,889,181)	432,998	120,497,596
Newly originated financial assets	2,200,912,088	30,900,362	31,516,831	5,271,903	338,066	2,268,939,250
Reimbursements	(1,393,179,310)	(49,468,448)	(26,007,187)	(7,184,874)	(583,134)	(1,476,422,953)
Decreases	-	1,237	-	(18,168,394)	(7,477,605)	(25,644,762)
Foreign exchange differences	39,421,441	4,224,888	2,981,549	6,722	996,534	47,631,134
Inflation adjustment	(884,282,311)	(86,738,492)	(9,942,023)	(13,994,864)	(3,103,670)	(998,061,360)

Balances as of 12.31.22	1,437,202,144	124,442,351	8,994,847	22,406,678	3,151,204	1,596,197,224

Default exposure - Contingent	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.22	395,944,202	37,272,455	125,144	135,999	319	433,478,119

Inter-stage Transfers:
From stage 1 to stage 2	(53,801,910)	48,782,637	2,162	-	-	(5,017,111)
From stage 2 to stage 1	52,966,718	(46,727,471)	(19,858)	-	-	6,219,389
From stage 1 or 2 to stage 3	(369,862)	(275,021)	-	337,255	-	(307,628)
From stage 3 to stage 1 or 2	101,287	126,591	80	(239,836)	(4,971)	(16,849)
Changes without inter-stage transfers	32,662,899	4,056,728	7,924	77,515	8,265	36,813,331
Newly originated financial assets	230,079,568	8,196,868	71,948	75,634	-	238,424,018
Reimbursements	(76,410,919)	(8,973,062)	(17,028)	(137,324)	(300)	(85,538,633)
Decreases	-	-	-	(318)	-	(318)
Foreign exchange differences	35,614,968	3,085,711	29,306	-	-	38,729,985
Inflation adjustment	(270,012,822)	(22,144,704)	(90,825)	(115,154)	(983)	(292,364,488)

Balances as of 09.30.23	346,774,129	23,400,732	108,853	133,771	2,330	370,419,815

Default exposure - Contingent	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.21	326,536,446	25,206,998	385,386	153,173	154	352,282,157

Inter-stage Transfers:
From stage 1 to stage 2	(81,669,821)	77,193,011	-	-	-	(4,476,810)
From stage 2 to stage 1	62,114,835	(52,848,525)	(638)	-	-	9,265,672
From stage 1 or 2 to stage 3	(474,749)	(322,436)	(3,242)	383,712	6,208	(410,507)
From stage 3 to stage 1 or 2	133,565	102,022	481	(267,439)	(14,438)	(45,809)
Changes without inter-stage transfers	181,920,710	8,016,350	(54,893)	20,949	12,260	189,915,376
Newly originated financial assets	226,195,786	9,552,737	24,939	49,085	-	235,822,547
Reimbursements	(119,492,439)	(11,214,043)	(98,396)	(115,103)	-	(130,919,981)
Decreases	-	-	-	(244)	-	(244)
Foreign exchange differences	19,035,829	980,067	-	-	-	20,015,896
Inflation adjustment	(218,355,960)	(19,393,726)	(128,493)	(88,134)	(3,865)	(237,970,178)

Balances as of 12.31.22	395,944,202	37,272,455	125,144	135,999	319	433,478,119

Allowances - Credit Investment	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.22	11,041,369	11,503,379	244,227	18,381,035	2,271,272	43,441,282

Inter-stage Transfers:
From stage 1 to stage 2	(5,489,369)	22,855,230	-	-	-	17,365,861
From stage 2 to stage 1	2,357,610	(10,633,361)	(1,647)	-	-	(8,277,398)
From stage 1 or 2 to stage 3	(275,633)	(11,779,954)	(40,327)	25,443,656	810,220	14,157,962
From stage 3 to stage 1 or 2	82,650	215,446	(10,943)	(3,323,737)	(808,998)	(3,845,582)
Changes without inter-stage transfers	3,633,244	2,078,314	(15,471)	9,667,465	980,796	16,344,348
Newly originated financial assets	13,603,539	359,806	533,752	2,593,303	75,045	17,165,445
Reimbursements	(10,368,984)	(859,029)	(481,033)	(4,470,165)	(177,779)	(16,356,990)
Decreases	-	-	-	(12,215,995)	(296,965)	(12,512,960)
Foreign exchange differences	590,390	47,636	90,723	2,744	690,058	1,421,551
Inflation adjustment	(5,943,348)	(7,162,506)	(172,898)	(14,546,836)	(1,437,894)	(29,263,482)

Balances as of 09.30.23	9,231,468	6,624,961	146,383	21,531,470	2,105,755	39,640,037

Allowances - Credit Investment	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.21	11,844,997	9,737,537	2,378,287	20,257,630	11,009,363	55,227,814

Inter-stage Transfers:
From stage 1 to stage 2	(6,470,590)	25,722,044	187	-	-	19,251,641
From stage 2 to stage 1	2,974,224	(12,889,277)	(20,366)	-	-	(9,935,419)
From stage 1 or 2 to stage 3	(365,733)	(9,749,167)	(325,763)	22,062,445	343,063	11,964,845
From stage 3 to stage 1 or 2	71,358	330,135	267,626	(4,314,378)	(267,784)	(3,913,043)
Changes without inter-stage transfers	3,251,561	4,616,421	(1,760,236)	9,369,623	504,184	15,981,553
Newly originated financial assets	24,061,977	1,415,045	1,780,750	3,074,617	215,242	30,547,631
Reimbursements	(17,324,066)	(2,042,058)	(1,572,235)	(4,974,167)	(297,828)	(26,210,354)
Decreases	-	(165)	-	(16,216,143)	(7,402,498)	(23,618,806)
Foreign exchange differences	389,000	94,286	116,622	3,848	718,930	1,322,686
Inflation adjustment	(7,391,359)	(5,731,422)	(620,645)	(10,882,440)	(2,551,400)	(27,177,266)

Balances as of 12.31.22	11,041,369	11,503,379	244,227	18,381,035	2,271,272	43,441,282

Allowances - Contingent	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.22	3,570,370	1,792,785	8,740	101,157	211	5,473,263

Inter-stage Transfers:
From stage 1 to stage 2	(856,804)	2,999,890	47	-	-	2,143,133
From stage 2 to stage 1	632,934	(2,606,196)	(6,021)	-	-	(1,979,283)
From stage 1 or 2 to stage 3	(8,458)	(52,977)	-	199,124	-	137,689
From stage 3 to stage 1 or 2	18,391	14,967	1,310	(193,588)	(14,692)	(173,612)
Changes without inter-stage transfers	(2,172,283)	(742,808)	7,784	115,460	18,161	(2,773,686)
Newly originated financial assets	4,009,021	184,921	3,364	53,508	-	4,250,814
Reimbursements	(777,533)	(237,196)	(2,385)	(84,595)	(1,324)	(1,103,033)
Decreases	-	-	-	(252)	-	(252)
Foreign exchange differences	244,527	20,669	737	-	-	265,933
Inflation adjustment	(2,265,795)	(877,755)	(6,796)	(85,531)	(888)	(3,236,765)

Balances as of 09.30.23	2,394,370	496,300	6,780	105,283	1,468	3,004,201

Allowances - Contingent	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.21	2,094,466	1,061,524	125,780	96,324	-	3,378,094

Inter-stage Transfers:
From stage 1 to stage 2	(796,797)	3,454,206	-	-	-	2,657,409
From stage 2 to stage 1	561,019	(2,228,929)	(544)	-	-	(1,668,454)
From stage 1 or 2 to stage 3	(22,003)	(53,563)	(4,951)	209,198	14,832	143,513
From stage 3 to stage1 or 2	26,995	13,144	1,520	(193,224)	(36,264)	(187,829)
Changes without inter-stage transfers	641,982	296,695	(65,353)	85,650	25,623	984,597
Newly originated financial assets	3,005,411	197,947	5,026	29,465	-	3,237,849
Reimbursements	(788,108)	(290,395)	(33,089)	(66,912)	-	(1,178,504)
Decreases	-	-	-	(211)	-	(211)
Foreign exchange differences	161,122	4,546	-	-	-	165,668
Inflation adjustment	(1,313,717)	(662,390)	(19,649)	(59,133)	(3,980)	(2,058,869)

Balances as of 12.31.22	3,570,370	1,792,785	8,740	101,157	211	5,473,263

43.	Restrictions to the distributions of earnings
a)	In accordance with the regulations of the BCRA, 20% of the income for the year plus/less adjustments of prior years' results, transfers from other comprehensive income to retained earnings and less the accumulated loss at the end of the previous year, if any, must be allocated to the legal reserve. Therefore, the Shareholders’ Meeting held on April 28, 2023 applied 11,765,158 (23,900,919 in restated values) of Unappropriated retained earnings to increase the balance of such reserve.
b)	The mechanism to be followed by financial to assess distributable balances is defined by the BCRA by means of the regulations in force on “Distribution of earnings” provided that certain situations are not verified, namely: to receive financial assistance from such entity due to illiquidity, shortfalls as regards minimum capital requirements or minimum cash requirements, to fall under the scope of the provisions of Sections 34 and 35 bis of the Financial Institutions Law (sections referred to regularization and correction plans and restructuring of the Entity), among other conditions detailed in the referred communication to be complied with. Furthermore, the distribution of earnings as approved by the Entity’s Shareholders’ Meeting shall not be effective unless approved by the Superintendency of Financial and Foreign Exchange Institutions of the BCRA.

In addition, no distributions of earnings shall be made with the profit resulting from the first time application of IFRS, which shall be included as a special reserve, and the balance of which as of September 30, 2023 amounts to 48,240,276.

Besides, the Entity shall verify that, once the proposed distribution of earnings is made, capital conservation margin equivalent to 2.5% of the risk-weighted assets is kept, which is additional to the minimum capital requirement set forth by law, and shall be paid in with level 1 ordinary capital (COn1), net of deductible concepts (CDC0n1).

Furthermore, in accordance with Communication “A” 7312 of the BCRA, the distribution of earnings is suspended until December 31, 2021. In accordance with the provisions of Communication “A” 7421 of the BCRA, effective from January 1 to December 31, 2022, financial institutions may distribute earnings for up to 20% of the amount that would have corresponded to them. As from January 1, 2022, those financial institutions that have obtained the authorization of the BCRA must distribute earnings in 12 equal, monthly and consecutive installments.

In accordance with the provisions of Communication “A” 7719 of the BCRA, effective since April 1 to December 31, 2023, financial institutions may distribute earnings for up to 40% of the amount that would have corresponded to them. As from April 1, 2023, those financial institutions that have obtained the BCRA authorization, shall distribute earnings in 6 equal, monthly and consecutive installments.

c)	Pursuant to the provisions of General Resolution No. 622 of the CNV, the Shareholders’ Meeting that considers the annual financial statements shall resolve upon the specific use of accumulated earnings of the Entity.

In compliance with the above, on May 15, 2020, the Ordinary and Extraordinary Shareholders’ Meeting was held approving the partial reversal of the Optional Reserve for future distribution of earnings, in order to allocate the amount of 2,500,000 (18,297,998 in restated amounts) to the payment of a cash dividend subject to the prior authorization of the BCRA.

On November 20, 2020, the General Extraordinary Shareholders’ Meeting was held approving the partial reversal of the optional reserve for future distribution of earnings in the amount of 12,000,000 (74,547,296 in restated amounts) and considering a supplementary dividend for the same amount, in order to increase the amount of the cash dividend approved by the General Ordinary and Extraordinary Shareholders’ Meeting held on May 15, 2020, all subject to the prior authorization of the BCRA.

In compliance with the above, on April 20, 2021, the Ordinary and Extraordinary Shareholders’ Meeting was held approving the partial reversal of the Optional Reserve for future distribution of earnings, in order to allocate the amount of 7,000,000 (35,565,347 in restated amounts) to the payment of a cash dividend subject to the prior authorization of the BCRA.

On November 3, 2021, the General Extraordinary Shareholders’ Meeting was held approving the partial reversal of the optional reserve for future distribution of earnings in the amount of 6,500,000 (26,709,507 in restated amounts) and considering a supplementary dividend for the same amount, in order to increase the amount of the cash dividend approved by the General Ordinary and Extraordinary Shareholders’ Meeting held on April 20, 2021, all subject to the prior authorization of the BCRA.

On April 29, 2022, the General Ordinary and Extraordinary Shareholders’ Meeting was held and the following was approved:

–	Allocate 3,934,134 (15,568,163 in restated amounts) out of Unappropriated retained earnings for fiscal year 2021 to the Legal Reserve.
–	Allocate 15,736,535 (62,272,653 in restated amounts) to Unappropriated retained earnings for fiscal year 2021 to the Optional Reserve for future distribution of earnings.
–	Also, in relation to the dividends approved by the Shareholders' Meetings of May 15, 2020, November 20, 2020, April 20, 2021 and November 3, 2021, authorization was requested to the BCRA for the distribution of 13,165,209 (in nominal values).

On June 7, 2022, the BCRA approved the distribution of 13,165,209 on account of dividends, which were made available to the shareholders.

On April 28, 2023, the General Ordinary and Extraordinary Shareholders’ Meeting was held and the following was approved:

–	Allocate 11,765,158 (23,900,919 in restated amounts) out of Unappropriated retained earnings for fiscal year 2022 to the Legal Reserve.
–	Allocate 47,060,630 (95,603,676 in restated amounts) to Unappropriated retained earnings for fiscal year 2022 to the Optional Reserve for future distribution of earnings.
–	Allocate 35,566,224 (50,804,324 in nominal amounts) to the payment of dividends by partially reversing the Optional Reserve for future distribution of earnings.
–	Request the BCRA authorization to pay dividends for 50,401,015.

On May 31, 2023, the BCRA approved the distribution of 50,401,015 as dividends which will be paid in kind through the delivery of 49.524.433.015 Argentine discount government bills in Argentine pesos (in nominal values), adjusted by CER and maturing on November 23, 2023, (ISIN ARARGE520DT9) Ticker X23N3 (Caja de Valores code 9197), and decided that dividends should be paid based on the following schedule:

2023
No. Installment	Cut off Date	Payment Date	National Treasury Bill in Pesos adjusted by Cer. at discount. Maturity 11-23-23 Nominal value
1	June 22	June 27	8,254,072,169.
2	July 17	July 20	8,254,072,169.
3	August 3	August 8	8,254,072,169.
4	September 5	September 8	8,254,072,169.
5	October 2	October 5	8,254,072,169.
6	October 27	November 1	8,254,072,169.

As of September 30, 2023, the 21,631,320 amount booked under “Other non-financial liabilities” includes the remaining dividends payable approved by the Shareholders’ Meetings held in 2020, 2021 and 2022.

On October 5 and November 1, 2023, installments 5 and 6 were paid under the abovementioned schedule.

44.	Restricted assets

As of September 30, 2023 and December 31, 2022, the Group has the following restricted assets:

a)	The Entity applied the following assets as security for loans agreed under the Global Credit Program for micro, small and medium-sized enterprises granted by the Inter-American Development Bank (IDB).
	09.30.23	12.31.22

Argentine Treasury Bonds adjusted by CER. Maturity 2024	77,051	83,921

Total	77,051	83,921

b)	Also, the Entity has accounts, deposits, repo transactions and trusts applied as guarantee for activities related to credit card transactions, with automated clearing houses, forward transactions, foreign currency futures, court proceedings and leases in the amount of 144,839,087 and 93,845,389 as of September 30, 2023 and December 31, 2022, respectively (see Note 10).

45.	Banking deposits guarantee insurance system

Law No. 24,485 and Decree No. 540/95 provided for the creation of the Deposit Guarantee Insurance System, which was assigned the characteristics of being limited, mandatory and onerous, with the purpose of covering the risks of bank deposits, in a subsidiary and complementary manner to the system of privileges and protection of deposits established by the Financial Institutions Law.

That law provided for the incorporation of the company “Seguros de Depósitos Sociedad Anónima” (SEDESA) for the exclusive purpose of managing the Deposits Guarantee Fund, the shareholders of which, pursuant to the changes introduced by Decree No. 1292/96, will be the BCRA with at least one share and the trustees of the trust with financial institutions in the proportion determined by the BCRA for each, based on their contributions to the Deposit Guarantee Fund.

Deposits in pesos and foreign currency made with the participating entities under the form of checking accounts, savings accounts, time deposits or otherwise as determined by the BCRA up to the amount of 6,000 and which meet the requirements of Decree No. 540/95 and those to be set forth by the enforcement authority shall fall within the scope of said decree.

In August 1995, that company was incorporated, and the Entity has an 8.6374% share of the corporate stock as of December 31, 2022 (BCRA Communication “B” 12503).

As of September 30, 2023 and 2022, the contributions to the Fund have been recorded in the item “Other operating expenses - Contributions to the deposits guarantee fund” in the amounts of 2,902,593 and 3,160,024, respectively.

46.	Minimum cash and minimum capital requirements

46.1 Minimum cash requirements

The BCRA establishes different prudential regulations to be observed by financial institutions, mainly regarding solvency levels, liquidity and credit assistance levels.

Minimum cash regulations set forth an obligation to keep liquid assets in relation to deposits and other obligations recorded for each period. The items included for the purpose of meeting that requirement are detailed below:

Accounts	09.30.23	12.31.22

Balances at the BCRA

BCRA - Current account not restricted	205,496,098	327,671,187
BCRA - Special guarantee accounts - restricted (Note 10)	54,403,749	28,169,482
BCRA - Special pension accounts - restricted	2,059,690	-

	261,959,537	355,840,669

Argentine Treasury Bonds in pesos at 0.7% Badlar Private Rate. Maturity 11-23-2027	14,617,658	24,569,814
Argentine Treasury Bonds in pesos. Maturity 05-23-2027	35,756,727	65,886,989
Argentine Treasury Bonds in pesos. Maturity 08-23-2025	36,506,544	-
Other debt securities	264,427,640	37,655,232
BCRA Liquidity Bills	775,133,482	982,129,087

TOTAL	1,388,401,588	1,466,081,791

The balances disclosed are consistent with those reported by the Bank.

46.2 Minimum cash requirements

The regulatory breakdown of minimum capital requirements is as follows at the above-mentioned dates:

Minimum capital requirement	09.30.23	12.31.22

Credit risk	146,799,430	142,968,060
Operational risk	57,974,967	57,494,045
Market risk	579,512	3,008,619

Paid-in	668,530,533	625,509,732

Surplus	463,176,624	422,039,008

47.	Compliance with the provisions to act in the different categories of agent defined by the Argentine Securities Commission

Considering the transactions carried out by Banco BBVA Argentina S.A. and according to the different categories of agent set forth by General Resolution No. 622-13 of the CNV, on September 9 and 19, 2014, the Entity was registered as Custodian Agent of Collective Investment Products of Mutual Funds under No. 4 and Settlement and Clearing Agent – Comprehensive (ALyC) under No. 42, respectively.

Section 8 of General Resolution No. 821 of the CNV sets forth that the minimum shareholders’ equity required to operate as ALyC shall be equal to 470,350 UVAs adjusted by CER, Law No. 25827. As of September 30, 2023, it amounts to 158,903. The Entity’s shareholders’ equity exceeds the minimum shareholders’ equity required by said resolution.

Besides, the required minimum contra-account of 79,452, fifty percent (50%) of the minimum shareholders’ equity amount, includes Argentine Treasury Bonds in pesos adjusted by CER due 2024 as of September 30, 2023 deposited with the account opened at Caja de Valores S.A., named “Depositor 1647 Brokerage Account 5446483 BBVA Banco Francés minimum cash contra-account”.

Furthermore, pursuant to the requirements of General Resolution No. 792 issued by the CNV on April 30, 2019, mutual fund management companies’ minimum shareholders’ equity will be comprised of 150,000 UVAs plus 20,000 UVAs, per each additional mutual fund under management. As concerns the cash contra-account, the amount to be paid shall be equal to no less than fifty per cent (50%) of minimum shareholders' equity.

The subsidiary BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión, as Mutual Funds Management Agent, met the CNV minimum cash contra-account requirements with 2,792,293 shares of FBA Renta Pesos Fondo Común de Inversión, in the amount of 168,387, through custody account No. 493-0005459481 held at BBVA Banco Francés S.A. As of September 30, 2023, the company's Shareholders’ Equity exceeds the minimum amount imposed by the CNV.

48.	Compliance with the provisions of the Argentine Securities Commission – Documentation

The CNV issued General Resolution No. 629 on August 14, 2014 to introduce changes to its own rules governing the maintenance and safekeeping of corporate books, accounting records and business documentation. In this respect, it is reported that the Bank has delivered the documentation that supports its operations for the periods still open to audit for safekeeping in Administradora de Archivos S.A. (AdeA), domiciled at Ruta 36 Km. 31.5, district of Florencio Varela, Province of Buenos Aires.

In addition, it is informed that a detail of the documentation delivered for safekeeping, as well as the documentation referred to in Art. 5. a.3), Section I of Chapter V of Title II of the CNV rules is available at the Bank’s registered office. (2013 consolidated text and amendments)

49.	Trust activities

On January 5, 2001, the Board of Directors of BCRA issued Resolution No. 19/2001, providing for the exclusion of Mercobank S.A.’s senior liabilities under the terms of section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to the Bank as a trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. On the same date, Mercobank S.A., as Settler, and the Bank, as Trustee, entered into the agreement to set up the Diagonal Trust in relation to the exclusion of assets as provided in the above-mentioned resolution. As of September 30, 2023 and December 31, 2022, the assets of Diagonal Trust amount to 2,427 and 4,931, respectively, considering their recoverable values.

In addition, the Entity, in its capacity as Trustee in the Corp Banca Trust, recorded the selected assets on account of the redemption in kind of participation certificates in the amount of 4,177 and 8,486 as of September 30, 2023 and December 31, 2022, respectively.

In addition, the Entity acts as a Trustee in 12 non-financial trusts, in no case as personally liable for the liabilities assumed in the performance of the contract obligations. Such liabilities will be settled with and up to the full amount of the trust assets and the proceeds therefrom. The non-financial trusts concerned were set up to manage assets and/or secure the receivables of several creditors (beneficiaries) and the trustee was entrusted with the management, care, preservation and custody of the corpus assets until (i) noncompliance with the obligations by the debtor (settler) vis-a-vis the creditors (beneficiaries) is verified, when such assets are sold and the proceeds therefrom are distributed (net of expenses) among all beneficiaries, the remainder (if any) shall be delivered to the settler, or (ii) all contract terms and conditions are complied with, in which case all the trust assets will be returned to the settler or to whom it may indicate. The trust assets totaled 955,075 and 1,149,967 as of September 30, 2023 and December 31, 2022, respectively, and consist of cash, creditors' rights, real estate and shares.

50.	Mutual funds

As of September 30, 2023 and December 31, 2022, the Entity holds in custody, as Custodian Agent of Mutual Funds managed by BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión, time deposit certificates, shares, corporate bonds, government securities, mutual funds, deferred payment checks, BCRA instruments, Buenos Aires City Government Bills, ADRS, Buenos Aires Province Government Bills and repos for 171,711,816 and 222,304,259, which are part of the mutual fund portfolio and are recorded in debit balance memorandum accounts “Control – Other.”

The Mutual Fund assets are as follows:

Mutual funds	09.30.23	12.31.22

FBA Renta Pesos	855,878,961	828,548,206
FBA Acciones Argentinas	9,158,985	4,464,406
FBA Calificado	8,961,893	4,458,350
FBA Renta Fija Plus	4,296,165	22,092,925
FBA Ahorro Pesos	3,669,810	13,924,511
FBA Acciones Latinoamericanas	2,715,461	2,115,438
FBA Renta Mixta	1,930,527	1,431,748
FBA Bonos Argentina	1,070,935	2,954,285
FBA Renta Publica I	509,649	484,224
FBA Horizonte	445,115	783,308
FBA Gestión I	57,085	87,381
FBA Bonos Globales	25,534	57,396
FBA Retorno Total I	14,393	39,251
FBA Horizonte Plus	9,969	23,870
FBA Renta Fija Local	3,378	5,170
FBA Renta Publica II	-	-
	888,747,860	881,470,469

51.	Penalties and administrative proceedings instituted by the BCRA

According to the requirements of Communication “A” 5689, as amended, issued by the BCRA, below is a detail of the administrative and/or disciplinary penalties as well as the judgments issued by courts of original jurisdiction in criminal matters, enforced or brought by the BCRA of which the Entity has been notified:

Administrative proceedings commenced by the BCRA

•                “Banco Francés S.A. over breach of Law 19.359.” Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA, notified on February 22, 2008 and identified under No. 3511, File No. 100194/05, on grounds of a breach of the Criminal Foreign Exchange Regime as a result of the purchase and sale of US Dollars through the BCRA in excess of the authorized amounts. They totaled 44 transactions involving the Bank's branches 099, 342, 999 and 320. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. and the following Bank officers: Julio Lopez, Marcelo Canestri, Humberto Daniel De Luca, Mario Daniel Breno, Agustín Garicia, Gustavo Pedro Vitale, Eduardo Carlos Hombre, Ana Mercedes Pacheco, Carlos Alberto Klapproth, Ernesto Salgado, Adriana Lilian Olmedo, Estrella Blanca Fernandez, Franciso Meringolo, Daniela Vanesa Guevara, Marcelo Mozillo, Cintia Tamara Ortiz, Maria Elena Fridman, Maria Antonia Cejo Rial, Carlos Alberto Gonzalez, Johana Andrea Frezza, Haroldo Daniel Gramajo and Andrea Patricia Ramirez, who served in the capacities described below at the date when the breaches were committed: (i) two Territory Managers, (ii) four Branch Managers, (iii) four Heads of Back-Office Management and (iv) twelve cashiers. On August 21, 2014, the court acquitted the individuals/entities above from all charges. The General Attorney’s Office filed an appeal and Room A of the Appellate Court with jurisdiction over Criminal and Economic Matters confirmed the Bank’s and the involved officers’ acquittal from all charges. The General Attorney’s Office filed an Extraordinary Appeal, which was granted and as of the date of these financial statements is being heard by the Supreme Court of Justice. The case has been called for resolution. The case has been called for resolution.

•                “Banco Francés S.A. over breach of Law 19.359.” Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA, notified on December 1, 2010 and identified under No. 4539, File No. 18398/05 where charges focus on fake foreign exchange transactions, through false statements upon processing thereof, carried out by personnel from five branches in Mar del Plata, which would entail failure to comply with the costumer identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, paragraph 6. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A., the five regular members of the Board of Directors and the following Bank officers who served in the capacities described below at the date when the breaches were committed: (i) the Retail Bank Manager, (ii) the Territory Manager, (iii) the Area Manager, (iv) a commercial aide to the Area Manager, (v) five Branch Managers, (vi) four Heads of Back-Office Management, (vii) five Main Cashiers and (viii) one cashier. To date, the case is being heard by Federal Court No. 3, Criminal Division of the City of Mar del Plata, under File No. 16377/2016. On June 21, 2017, the court sought to obtain further evidence on its own initiative ordering that an official letter should be sent to the BCRA for it to ascertain if the rules governing the charges brought in the Case File No. 18398/05 Proceedings No. 4539 have been subject to any change. The BCRA answered the request from the Court, stating that noncompliance with the provisions of Communication “A” 3471 would not currently be subject to any change that may imply a lesser offense. On September 30, 2019, the court of original jurisdiction rendered judgment against the Bank for its involvement in the transaction imposing a fine of US$ 592,000, while imposing fines to the individuals involved for the aggregate amount of US$ 518,766 and Euro 48,500. The Bank is jointly and severally liable for the aforementioned fines. The Bank's Directors Jorge Carlos Bledel, Javier D. Ornella, Marcelo Canestri and Oscar Castro and Territory Managers Oscar Fantacone and Jorge Allen were acquitted from all charges. An appeal was filed on behalf of Banco BBVA Argentina S.A. and its employees asking for the reversal of the decision or otherwise significant reductions of the amounts involved. On August 24, 2021, the Federal Appellate Court of Mar de Plata resolved to declare the action extinguished based on the grounds of violation of the reasonable term and consequently acquit Banco BBVA Argentina S.A., Pablo Bistacco, Graciela Alonso, Néstor O. Baquer, Hugo Benzan, Mariela Espinosa, Jorge Fioritti, Liliana Paz, Alberto Giménez, Jorge Elizalde, Elizabeth Mosquera, Carlos Barcellini, Carlos O. Alfonzo, Samuel Alanis, Julián Gabriel Burgos, for the facts that were condemned in the present case for violation of Law No. 19.359, and the relevant regulations. In view of this ruling, the Federal Prosecutor filed an extraordinary federal appeal.

•                “Banco Francés S.A. over breach of Law 19.359.” Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA, notified on July 26, 2013 and identified under No. 5406, File No. 100443/12 where charges are concerned with fake foreign exchange transactions through false statements upon processing thereof incurred by personnel in Branch 087 - Salta -, which would entail a failure to comply with the costumer identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, Paragraph 6. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were committed: (i) the Branch Manager (ii) the Back Office Management Head, (iii) the Main Cashier and (iv) two cashiers. The trial period came to a close and the BCRA must send the file to Salta’s Federal Court. As of the date hereof, the case file has not been sent to court.

•                “Banco Francés S.A. over breach of Law 19.359.” Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA, notified on December 23, 2015 and identified under No. 6684, File No. 100068/13. The proceedings were brought for allegedly having completed operations under Code 631 “Professional and technical business services” for ROCA ARGENTINA S.A. against the applicable exchange regulations (Communications “A” 3471, “A” 3826 and “A” 5264), involving the incomplete verification of the services provided. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. and two Bank officers holding the positions described below at the date when the breaches were committed: (i) the Foreign Trade Manager (Alejandro Chiaradía) and (ii) an officer of the Area (Horacio Perotti). The BCRA has decided that the trial period has come to an end. The case is being heard by Federal Court No. 2, Criminal Division of Lomas de Zamora, Province of Buenos Aires, under File No. 39130/2017. On October 26, 2017, the Entity filed a request forretroactive application of the most favorable criminal law, as through Communication “A” 5264, whereby the restriction on foreign trade transactions was removed, the payment of services abroad was reinstated.

•                “Banco Francés S.A. over breach of Law 19.359.” Administrative proceedings for Foreign Exchange Offense initiated by the B.C.R.A. notified on March 15, 2021 and identified under No. 7545, file No. 381/22/21. The charge consists of the alleged breach of Communication "A" 6770, corresponding to transactions carried out by the companies MULTIPOINT S.A. and TELECENTRO S.A. (i) Multipoint S.A. challenges transactions for a total amount of US$ 800,000, alleging the alleged breach of Communication "A" 6770, paragraph 11, when three exchange transactions were carried out under concept code P8 (Other financial loans) in order to pre-cancel a financial loan from a loan agreement entered into on April 5, 2019 whose original maturity date was April 5, 2021. The latter included an addendum executed on October 18, 2019 modifying the third clause of the aforementioned loan agreement and setting the payment date of the principal on October 18, 2019. According to the B.C.R.A., this would be an early cancellation in breach of the aforementioned rule. (ii) TELECENTRO S.A. challenges a transaction for the amount of US$ 185,724, alleging the alleged breach of Communication "A" 6770, paragraph 12, when a transaction was carried out under concept code B07 (payments in view of imports of goods) was carried out, which pre-paid on October 24, 2019, a commercial debt arising from two invoices that had payment date on October 29, 2019. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. and two Bank officers holding the positions described below at the date when the breaches were committed: (i) the Foreign Trade Manager and (ii) an officer of the Area. The relevant answers to the charges were filed. On October 24, 2022, the Trial Court in Criminal and Economic Matters No. 4 of the City of Buenos Aires issued an unfavorable court ruling. On May 10, 2023, the Court decided to: I. Confirm point I of the appealed decision rejecting the grounds for unconstitutionality upheld by the defense of Rubén José́ Lauriente, Noelia María Sorbello and BANCO BBVA ARGENTINA S.A. II. Confirm partially operating paragraphs II, III and IV of the appealed decision convicting Rubén José́ Lauriente, Noelia María Sorbello and BANCO BBVA ARGENTINA S.A. for the event specified in section (b) of whereas clause VI hereof (sections 1(e) and 2(f)), Law No. 19,359), and revoke partially the abovementioned operating paragraphs convicting the aforementioned for the event specified in section (a) of the VI whereas clause (note added: the Multipoint S.A. event) of this vote. III. Amend the fines imposed on Rubén José́ Lauriente, Noelia María Sorbello and BANCO BBVA ARGENTINA S.A, which are set in an amount equivalent to USD 2,000 (two thousand US dollars) each. IV. With legal costs. The fines were paid. The case has concluded.

•            Banco BBVA ARGENTINA S.A. Financial summary proceedings initiated by the B.C.R.A. Notified on June 28, 2021 and identified under No. 1587, file No. 388/55/21. The charge consists of the alleged breach of paragraph 7.2 of Communication "A" 6981 by assisting (without prior approval of the BCRA) Cargill S.A. through a checking account overdraft amounting to $ 167 million from April 29, 2020 to May 3, 2020, since as it had bonds taken as of April 22, 2020, it should have waited 90 calendar days without executing repo transactions and/or surety bonds, before being assisted. Likewise, during May and June 2020, Cargill’s checking account disclosed credit balances, which were generally covered at the end of the day. In this regard, it should be noted that Banco BBVA Argentina S.A. violated paragraph 7.2 of the revised text of the rules on "Credit Policy", which strictly includes the restriction on the granting of intraday (within the same day) assistance. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. (30-50000319-3); María Isabel Goiri Lartitegui; Jorge Delfín Luna; Alfredo Castillo Triguero; Juan Manuel Ballesteros Castellano; Oscar Miguel Castro; Gabriel Eugenio Milstein; Adriana María Fernandez De Melero; José Santiago Fornieles; Darío Javier Berkman; Carlos Eduardo Elizalde and Nicolás Herbert Bohtligk. The relevant answers to the charges were filed on August 4, 2021. On September 14, 2023, the Resolution of the BCRA was notified, confirming the initial charges and rejecting the defenses regarding the interpretation of the regulation and the inexistence of intraday financing due to the way the proceeds from collections operate. Therefore, the breach of the regulations was considered to be proven and a fine was imposed. The amount in pesos of the fines applied is detailed below. Banco BBVA Argentina S.A. $24,000,000. Board of Directors: Oscar Castro $2,591,589 Gabriel Milstein $ 2,591,589, Isabel Goiri $2,565,930 Adriana Melero $ 2,565,930, Jorge Luna $2,565,930, Alfredo Castillo $ 2,565,930, Juan Manuel Ballesteros $2,565,930. Employees: Carlos Elizalde $1,710,620, Nicolás Bohtlingk $1,710,620, Darío Berkman $1,710,620, José Fornieles $855,310. TOTAL $47,999,998. The resolution is appealed.

•                BBVA ARGENTINA S.A. Financial summary proceedings for Foreign Exchange Offence brought by the B.C.R.A. Notified on October 25, 2022, and identified under No. 7835, related to foreign exchange transactions performed in alleged noncompliance with the provisions established by point 9-A16 of BCRA Communiqué “A” No. 6770 referring to notes related to transactions performed between residents and import prepayments. Due to the link between cases and procedural economy, five cases have been filed with the oversight agency. The infringement stands at USD 1,414, 526.28. The defendants are Banco BBVA Argentina S.A. (Argentine tax identification No. 30-50000319-3) and the following officials and employees: Ruben Lauriente, Noelia Sorbello, Juan Manuel Olives, Santiago Alejandro Gonzales, Mario Gustavo Dellamea, Maria Teresa Palacios, Mirtha Susana Monteleone and Gustavo Cara. The relevant answers to the charges have been filed.

The Group and its legal advisors estimate that a reasonable interpretation of the applicable regulations in force was made and do not expect an adverse financial impact from these cases.

52.	Subsequent events

Play Digital S.A. - Capital contribution

On October 19, 2023, an irrevocable capital contribution was made towards future subscription of shares, amounting to 600,969 to Play Digital S.A. The purpose of making such contribution is to have working capital to carry out its activities.

The Bank's share as of the contribution date reaches 11.057% of the Company.

No other events or transactions have occurred between year-end and the date of these consolidated condensed interim financial statements which may significantly affect the Entity's financial position or results of operations as of September 30, 2023.

53.	Accounting principles – Explanation added for translations into English

These consolidated condensed interim financial statements are presented in accordance with the financial reporting framework set forth by the BCRA, as mentioned in note 2. These accounting standards may not conform to accounting principles generally accepted in other countries.

EXHIBIT A

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES
CONSOLIDATED WITH SUBSIDIARIES
AS OF SEPTEMBER 30, 2023 AND DECEMBER 31, 2022
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)
(Translation of Financial statementes originally issued in Spanish - See Note 53)

		HOLDING				POSITION
			Fair	Accounting	Accounting	Position with
Account	Identification	Fair	level	value	value	no options	Options	Final position
		value	value	09.30.23	12.31.22

DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

Local:
Government Securities - In pesos

Treasury Bills adjusted by CER. Maturity 11-23-2023	9197	23,585,011	1	23,585,011	-	23,585,011	-	23,585,011
Argentine Treasury Bonds in pesos at 16%. Maturity 10-17-2023	5319	4,096,916	1	4,096,916	14,194,606	4,096,916	-	4,096,916
Treasury Bills adjusted by CER. Maturity 10-18-2023	9194	85,141	1	85,141	-	85,141	-	85,141
Treasury Bills at discount. Maturity 10-31-2023 ARS	9206	20,785	1	20,785	-	20,785	-	20,785
Treasury Bills adjusted by CER. Maturity 02-17-2023	9111	-		-	807,072	-	-	-

Subtotal Government Securities - In pesos		27,787,853		27,787,853	15,001,678	27,787,853	-	27,787,853

Government Securities - In foreign currency

Argentine Treasury Bond in dual currency. Maturity 06-30-2024	9230	75,423,298	1	75,423,298	-	75,423,298	324,905	75,748,203
Argentine Treasury Bond in dual currency. Maturity 02-28-2024	9156	3,397,413	1	3,397,413	-	3,397,413	-	3,397,413
GD30 Bond Foreign Law USC Step Up. Maturity 07-09-2030	81086/94727	23,835	1	23,835	-	23,835	-	23,835
Argentine Treasury Bond in dual currency. Maturity 07-31-2023	9146	-	1	-	7,150,880	-	-	-

Subtotal Government Securities - In foreign currency		78,844,546		78,844,546	7,150,880	78,844,546	324,905	79,169,451

BCRA Bills - In pesos

BCRA Liquidity Bills in pesos. Maturity 10.03.2023	14039	138,706	2	138,706	-	138,706	-	138,706
BCRA Liquidity Bills in pesos. Maturity 01-12-2023	13930	-	2	-	29,691,248	-	-	-

Subtotal BCRA Bills - In pesos		138,706		138,706	29,691,248	138,706	-	138,706

Private Securities - In pesos

Corporate bond Toyota Cia Financiera Series 32 in Pesos. Maturity 09-02-2025	57287	177	3	177	-	177	-	177

Subtotal Private Securities - In Pesos		177		177	-	177	-	177

Private Securities - In foreign currency

Corporate bond Central Puerto Series A in US$. Maturity 03-14-2026	57363	676,964	2	676,964	-	676,964	-	676,964

Subtotal Private Securities - In foreign currency		676,964		676,964	-	676,964	-	676,964

TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS		107,448,246		107,448,246	51,843,806	107,448,246	324,905	107,773,151

EXHIBIT A
(Continued)
BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES
CONSOLIDATED WITH SUBSIDIARIES
AS OF SEPTEMBER 30, 2023 AND DECEMBER 31, 2022
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)
(Translation of Financial statementes originally issued in Spanish - See Note 43)

		HOLDING				POSITION
			Fair	Accounting	Accounting	Position with
Account	Identification	Fair	level	value	value	no options	Options	Final position
		value	value	09.30.23	12.31.22

OTHER DEBT SECURITIES

MEASURED AT FAIR VALUE THROUGH OCI

Local:
Government Securities - In pesos

Treasury Bonds in pesos adjusted by 4.25% CER. Maturity 12-13-2024	9200	85,582,148	1	85,582,148	-	85,582,148	444,789	86,026,937
Treasury Bonds in pesos adjusted by 4% CER. Maturity 10-14-2024	9179	76,090,391	1	76,090,391	-	76,090,391	299,731	76,390,122
Treasury Bonds in pesos adjusted by 4.25% CER. Maturity 02-14-2025	9180	24,792,043	1	24,792,043	-	24,792,043	105,801	24,897,844
Treasury Bonds in pesos adjusted by 2% CER. Maturity 11-9-2026	5925	14,915,859	1	14,915,859	16,787,619	14,915,859	-	14,915,859
Treasury Bonds in pesos adjusted by 1.55% CER. Maturity 07-26-2024	5405	10,276,398	1	10,276,398	52,081,022	10,276,398	-	10,276,398
Treasury Bonds in Pesos adjusted by 1.50% CER. Maturity 03-25-2024	5493	5,789,126	1	5,789,126	50,497,388	5,789,126	-	5,789,126
Treasury Bills adjusted by CER. Maturity 01-18-2024	9221	4,056,975	1	4,056,975	-	4,056,975	-	4,056,975
Treasury Bonds in pesos adjusted by 3.75% CER. Maturity 04-14-2024	9178	355,542	1	355,542	-	355,542	1,125	356,667
Treasury Bills adjusted by CER. Maturity 11-23-2023	9197	110,835	1	110,835	-	110,835	-	110,835
Treasury Bills adjusted by CER. Maturity 05-19-2023	9127	-	1	-	26,843,271	-	-	-
Treasury Bills at discount. ARS. Maturity 03-31-2023	9164	-	2	-	18,444,213	-	-	-
Treasury Bonds in pesos adjusted by 1.40% CER. Maturity 03-25-2023	5492/81012	-	1	-	17,735,382	-	-	-
Treasury Bills at discount. ARS. Maturity 04-28-2023	9142	-	2	-	16,241,437	-	-	-
Treasury Bills at discount. ARS. Maturity 05-31-2023	9171	-	2	-	2,969,582	-	-	-
Treasury Bills adjusted by CER. Maturity 04-21-2023	9118	-	1	-	1,353,953	-	-	-
Treasury Bonds in pesos adjusted by 1.45% CER. Maturity 08-13-2023	5497	-	2	-	42,243,989	-	-	-
Treasury Bills adjusted by CER. Maturity 06-16-2023	9152	-	1	-	9,885,981	-	-	-

Subtotal Government Securities - In pesos		221,969,317		221,969,317	255,083,837	221,969,317	851,446	222,820,763

Government Securities - In foreign currency

Dollar-linked Argentine Treasury Bond. 0.40%. Maturity 04-30-2024	9120	1,303,175	1	1,303,175	-	1,303,175	-	1,303,175
Dollar-linked Argentine Treasury Bonds. Maturity 04-28-2023	5928	-	1	-	544,848	-	-	-
Other

Subtotal Government Securities - In foreign currency		1,303,175		1,303,175	544,848	1,303,175	-	1,303,175

BCRA Bills - In pesos

BCRA Liquidity Bills in pesos. Maturity 10-26-2023	14050	156,365,065	2	156,365,065	-	156,365,065	-	156,365,065
BCRA Liquidity Bills in pesos. Maturity 10-24-2023	14049	148,546,560	2	148,546,560	-	148,546,560	-	148,546,560
BCRA Liquidity Bills in pesos. Maturity 10-03-2023	14039	128,858,600	2	128,858,600	-	128,858,600	-	128,858,600
BCRA Liquidity Bills in pesos. Maturity 10-10-2023	14041	96,974,968	2	96,974,968	-	96,974,968	-	96,974,968
BCRA Liquidity Bills in pesos. Maturity 10-12-2023	14042	96,354,300	2	96,354,300	-	96,354,300	-	96,354,300
BCRA Liquidity Bills in pesos. Maturity 10-05-2023	14040	78,541,120	2	78,541,120	-	78,541,120	-	78,541,120
BCRA Liquidity Bills in pesos. Maturity 10-17-2023	14047	69,714,003	2	69,714,003	-	69,714,003	-	69,714,003
BCRA Liquidity Bills in pesos. Maturity 01-26-2023	13934	-	2	-	336,843,493	-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-03-2023	13927	-	2	-	120,919,884	-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-05-2023	13928	-	2	-	120,560,500	-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-10-2023	13929	-	2	-	99,367,099	-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-17-2023	13931	-	2	-	97,987,072	-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-12-2023	13930	-	2	-	89,073,743	-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-19-2023	13932	-	2	-	87,808,982	-	-	-

Subtotal BCRA Bills - In pesos		775,354,616		775,354,616	952,560,773	775,354,616	-	775,354,616

EXHIBIT A
(Continued)
BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES
CONSOLIDATED WITH SUBSIDIARIES
AS OF SEPTEMBER 30, 2023 AND DECEMBER 31, 2022
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)
(Translation of Financial statementes originally issued in Spanish - See Note 53)

		HOLDING				POSITION
			Fair	Accounting	Accounting	Position with
Account	Identification	Fair	level	value	value	no options	Options	Final position
		value	value	09.30.23	12.31.22

OTHER DEBT SECURITIES (Continued)

BCRA Bills - In foreign currency

Local BCRA Bills in USD. Maturity 09-28-2024	12042	12,250,291	2	12,250,291	-	12,250,291	-	12,250,291
Local BCRA Bills in USD. Maturity 10-03-2023	11815	-	2	-	1,079,509	-	-	-
Local BCRA Bills in USD. Maturity 10-04-2023	11816	-	2	-	1,079,509	-	-	-
Local BCRA Bills in USD. Maturity 09-29-2023	11808	-	2	-	1,079,509	-	-	-
Local BCRA Bills in USD. Maturity 10-05-2023	11817	-	2	-	719,672	-	-	-
Local BCRA Bills in USD. Maturity 09-23-2023	11804	-	2	-	359,836	-	-	-

Subtotal BCRA Bills - In foreign currency		12,250,291		12,250,291	4,318,035	12,250,291	-	12,250,291

Private Securities - In pesos

Corporate Bond Arcor Class 17 adjusted by UVA. Maturity 10-20-2025	55692	1,422,616	3	1,422,616	1,252,241	1,422,616	-	1,422,616
Corporate bond Ledesma Class 13 in Pesos. Maturity 01-31-2025	57249	459,621	3	459,621	-	459,621	-	459,621
Corporate Bond Petroquímica Com. Rivadavia S.A. in Pesos at Floating Rate. Maturity 08-15-2024	56855	169,740	3	169,740	-	169,740	-	169,740
Corporate Bond New San S.A. in Pesos Private BADLAR + 440 bps. Maturity 02-14-2024	56847	218,550	3	218,550	-	218,550	-	218,550
Corporate Bond Bco. de Serv. Financieros Ckass 22 in Pesos at Floating rate. Maturity 03-03-2024	56886	207,150	3	207,150	-	207,150	-	207,150
Corporate Bond New San S.A. in Pesos Private BADLAR + 575 bps. Maturity 05-19-2024	57044	148,480	3	148,480	-	148,480	-	148,480
Corporate Bond Refi Pampa Class 2 adjusted by UVA. Maturity 05-06-2025	56123	64,317	3	64,317	68,841	64,317	-	64,317

Subtotal Private Securities - In Pesos		2,690,474		2,690,474	1,321,082	2,690,474	-	2,690,474

Private Securities - In foreign currency

Corporate Bond Luz De Tres Picos 4 USD. Maturity 09-29-2026	56467	889,252	2	889,252	1,129,605	889,252	-	889,252
Corporate Bond Empresa de Gas del Sur (EMGASUD) S.A. Series 39 in USD. Maturity 07-14-2028	57194	655,181	2	655,181	-	655,181	-	655,181
Corporate Bond Pampa Energia S.A. Class 18 in USD. Maturity 09-08-2025	57326	648,248	2	648,248	-	648,248	-	648,248
Corporate Bond Vista Energy Class 20 USD. Maturity 07-20-2025	57081	541,442	2	541,442	-	541,442	-	541,442
Corporate bond Petroquimica Comodoro Rivadavia Class O in USD. Maturity 09-22-2027	57379	333,125	2	333,125	-	333,125	-	333,125
Corporate Bond Petroquímica Comodoro Rivadavia Class H USD. Maturity 12-17-2024	55849	140,520	2	140,520	384,774	140,520	-	140,520
Corporate Bond Vista Energy Class 13 USD. Maturity 08-08-2024	56207	-	2	-	2,748,849	-	-	-
Corporate Bond Vista Energy Class 15 USD. Maturity 01-21-2025	56637	-	2	-	1,797,616	-	-	-
Dollar-linked Corporate Bond Molinos Agro SA. Maturity 05-18-2023	55364	-	2	-	181,216	-	-	-

Subtotal Private Securities - In foreign currency		3,207,768		3,207,768	6,242,060	3,207,768	-	3,207,768

TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH OCI		1,016,775,641		1,016,775,641	1,220,070,635	1,016,775,641	851,446	1,017,627,087

EXHIBIT A
(Continued)
BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES
CONSOLIDATED WITH SUBSIDIARIES
AS OF SEPTEMBER 30, 2023 AND DECEMBER 31, 2022
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)
(Translation of Financial statementes originally issued in Spanish - See Note 53)

		HOLDING				POSITION
			Fair	Accounting	Accounting	Position with
Account	Identification	Fair	level	value	value	no options	Options	Final position
		value	value	09.30.23	12.31.22

OTHER DEBT SECURITIES (Continued)

MEASURED AT AMORTIZED COST

Government Securities - In pesos

Argentine Treasury Bond in pesos. Maturity 05-23-2027	9132	35,574,420	2	35,756,727	65,886,989	35,756,727	-	35,756,727
Argentine Treasury Bond in pesos. Maturity 08-23-2025	9196	36,506,430	2	36,506,544	-	36,506,544	-	36,506,544
Argentine Treasury Bonds in pesos at 0.7% Badlar Private Rate. Maturity 11-23-2027	9166	14,508,346	2	14,617,658	24,569,814	14,617,658	-	14,617,658

Subtotal Government Securities - In pesos		86,589,196		86,880,929	90,456,803	86,880,929	-	86,880,929

TOTAL DEBT SECURITIES AT AMORTIZED COST		86,589,196		86,880,929	90,456,803	86,880,929	-	86,880,929

TOTAL OTHER DEBT SECURITIES		1,103,364,837		1,103,656,570	1,310,527,438	1,103,656,570	851,446	1,104,508,016

EQUITY INSTRUMENTS

MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS

Local:
Private Securities - In pesos

BYMA - Bolsas y Mercados Argentina Share		1,260,167	1	1,260,167	1,136,340	1,260,167	-	1,260,167
Banco de Valores de Bs. As. Share		567,611	1	567,611	647,071	567,611	-	567,611

Subtotal Private Securities - In Pesos		1,827,778		1,827,778	1,783,411	1,827,778	-	1,827,778

TOTAL EQUITY INSTRUMENTS MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS		1,827,778		1,827,778	1,783,411	1,827,778	-	1,827,778

MEASURED AT FAIR VALUE THROUGH OCI

Local:
Private Securities - In pesos

Other		985,063	3	985,063	441	985,063	-	985,063

Subtotal Private Securities - In Pesos		985,063		985,063	441	985,063	-	985,063

Foreign:
Private Securities - In foreign currency

Other		161,525	2	161,525	122,400	161,525	-	161,525

Subtotal Private Securities - In foreign currency		161,525		161,525	122,400	161,525	-	161,525

TOTAL EQUITY INSTRUMENTS MEASURED AT FAIR VALUE THROUGH OCI		1,146,588		1,146,588	122,841	1,146,588	-	1,146,588

TOTAL EQUITY INSTRUMENTS		2,974,366		2,974,366	1,906,252	2,974,366	-	2,974,366

		EXHIBIT B

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL PERFORMANCE AND GUARANTEES RECEIVED
CONSOLIDATED WITH SUBSIDIARIES
AS OF SEPTEMBER 30, 2023 AND DECEMBER 31, 2022
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)
(Translation of Financial statements originally issued in Spanish - See Note 53)

Account	09.30.23	12.31.22

COMMERCIAL PORTFOLIO

Normal performance	554,689,152	520,533,929
Preferred collaterals and counter-guarantees "A"	2,981,744	3,676,843
Preferred collaterals and counter-guarantees "B"	4,321,639	5,668,139
No preferred guarantees or counter guarantees	547,385,769	511,188,947

With special follow-up	-	1,559,873

Under negotiation or refinancing agreements	-	1,559,873
Preferred collaterals and counter-guarantees "B"	-	262,395
No preferred guarantees or counter guarantees	-	1,297,478

Troubled	1,291,179	2,234,575
No preferred guarantees or counter guarantees	1,291,179	2,234,575

With high risk of insolvency	281,515	289,300
No preferred guarantees or counter guarantees	281,515	289,300

Uncollectible	326,113	55,564
No preferred guarantees or counter guarantees	326,113	55,564

TOTAL	556,587,959	524,673,241

			EXHIBIT B
			(Continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL PERFORMANCE AND GUARANTEES RECEIVED
CONSOLIDATED WITH SUBSIDIARIES
AS OF SEPTEMBER 30, 2023 AND DECEMBER 31, 2022
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)
(Translation of Financial statements originally issued in Spanish - See Note 53)

Account		09.30.23	12.31.22

CONSUMER AND HOUSING PORTFOLIO

Normal performance		883,034,244	996,565,832
	Preferred collaterals and counter-guarantees "A"	385,089	336,410
	Preferred collaterals and counter-guarantees "B"	91,829,389	113,817,780
	No preferred guarantees or counter guarantees	790,819,766	882,411,642

Low risk		11,656,941	11,902,969
	Preferred collaterals and counter-guarantees "B"	764,956	1,133,922
	No preferred guarantees or counter guarantees	10,891,985	10,769,047

Low risk - with special follow-up		419,054	376,642
	No preferred guarantees or counter guarantees	419,054	376,642

Medium risk		9,583,385	8,073,876
	Preferred collaterals and counter-guarantees "A"	77	104
	Preferred collaterals and counter-guarantees "B"	135,820	335,636
	No preferred guarantees or counter guarantees	9,447,488	7,738,136

High risk		8,133,420	5,681,125
	Preferred collaterals and counter-guarantees "B"	288,425	406,341
	No preferred guarantees or counter guarantees	7,844,995	5,274,784

Uncollectible		1,259,242	1,185,659
	Preferred collaterals and counter-guarantees "A"	-	8,740
	Preferred collaterals and counter-guarantees "B"	352,393	495,639
	No preferred guarantees or counter guarantees	906,849	681,280

TOTAL		914,086,286	1,023,786,103

TOTAL GENERAL		1,470,674,245	1,548,459,344

				EXHIBIT C

CONCENTRATION OF LOANS AND OTHER FINANCING
CONSOLIDATED WITH SUBSIDIARIES
AS OF SEPTEMBER 30, 2023 AND DECEMBER 31, 2022
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)
(Translation of Financial statements originally issued in Spanish - See Note 53)

	09.30.23		12.31.22
		% over		% over
Number of customers	Debt	total	Debt	total
	balance	investment	balance	portfolio

10 largest customers	142,293,930	9.68%	109,760,751	7.09%
50 following largest customers	159,669,019	10.86%	173,379,316	11.20%
100 following largest customers	112,600,594	7.66%	111,458,431	7.20%
All other customers	1,056,110,702	71.80%	1,153,860,846	74.51%

TOTAL	1,470,674,245	100.00%	1,548,459,344	100.00%

								EXHIBIT D

CONSOLIDATED WITH SUBSIDIARIES
AS OF SEPTEMBER 30, 2023
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.) (1)
(Translation of Financial statements originally issued in Spanish - See Note 53)

		Terms remaining to maturity

	Portfolio	1	3	6	12	24	more than
ACCOUNT	due	month	months	months	months	months	24	TOTAL
							months

Non-financial Government sector	-	8,967	8,516	12,774	25,548	51,096	93,676	200,577

Financial Sector	-	1,310,761	271,131	838,677	8,266,276	14,297,385	11,119,661	36,103,891

Non-financial Private Sector and Residents Abroad	18,352,886	653,504,694	215,220,497	190,834,680	228,553,804	164,849,206	275,572,270	1,746,888,037

TOTAL	18,352,886	654,824,422	215,500,144	191,686,131	236,845,628	179,197,687	286,785,607	1,783,192,505

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

								EXHIBIT D

CONSOLIDATED WITH SUBSIDIARIES
AS OF DECEMBER 31, 2022
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.) (1)
(Translation of Financial statements originally issued in Spanish - See Note 53)

		Terms remaining to maturity

	Portfolio	1	3	6	12	24	more than
ACCOUNT	due	month	months	months	months	months	24	TOTAL
							months

Non-financial Government sector	-	2,842	-	-	-	-	-	2,842

B.C.R.A.	-	18,353	-	-	-	-	-	18,353

Financial Sector	-	1,546,272	2,461,036	4,044,904	2,303,800	9,340,710	3,673,133	23,369,855

Non-financial Private Sector and Residents Abroad	14,291,786	738,877,619	244,233,112	181,485,398	151,982,348	153,805,857	278,883,558	1,763,559,678

TOTAL	14,291,786	740,445,086	246,694,148	185,530,302	154,286,148	163,146,567	282,556,691	1,786,950,728

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

				EXHIBIT H

DEPOSITS CONCENTRATION
CONSOLIDATED WITH SUBSIDIARIES
AS OF SEPTEMBER 30, 2023 AND DECEMBER 31, 2022
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)
(Translation of Financial statements originally issued in Spanish - See Note 53)

	09.30.23		12.31.22
		% over		% over
Number of customers	Debt	total	Debt	total
	balance	portfolio	balance	portfolio

10 largest customers	531,647,804	20.50%	198,719,883	7.45%

50 following largest customers	361,564,361	13.94%	286,621,938	10.74%

100 following largest customers	114,587,261	4.42%	108,582,822	4.07%

All other customers	1,586,067,452	61.14%	2,075,101,308	77.74%

TOTAL	2,593,866,878	100.00%	2,669,025,951	100.00%

							EXHIBIT I
BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERMS
CONSOLIDATED WITH SUBSIDIARIES
AS OF SEPTEMBER 30, 2023
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.) (1)
(Translation of Financial statements originally issued in Spanish - See Note 53)

	Terms remaining to maturity

	1	3	6	12	24	more than
ACCOUNTS	month	months	months	months	months	24	TOTAL
						months

Deposits	2,389,010,627	130,148,893	226,825,542	1,543,187	141,238	-	2,747,669,487
Non-financial Government sector	20,928,047	24,997	-	-	-	-	20,953,044
Financial Sector	1,286,543	-	-	-	-	-	1,286,543
Non-financial Private Sector and Residents Abroad	2,366,796,037	130,123,896	226,825,542	1,543,187	141,238	-	2,725,429,900
Liabilities at fair value through profit or loss	86,766	-	-	-	-	-	86,766
Derivative instruments	2,324,683	-	-	-	-	-	2,324,683
Other financial liabilities	207,548,034	373,621	550,197	1,028,108	1,625,176	8,429,077	219,554,213
Financing received from the BCRA and other financial institutions	16,782,474	1,023,031	4,377,783	7,301,964	16,352,110	46,806	45,884,168

TOTAL	2,615,752,584	131,545,545	231,753,522	9,873,259	18,118,524	8,475,883	3,015,519,317

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERMS
CONSOLIDATED WITH SUBSIDIARIES
AS OF DECEMBER 31, 2022
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.) (1)
(Translation of Financial statements originally issued in Spanish - See Note 53)

	Terms remaining to maturity

	1	3	6	12	24	more than
ACCOUNTS	month	months	months	months	months	24	TOTAL
						months

Deposits	2,293,673,862	213,429,110	214,951,865	2,745,648	157,793	-	2,724,958,278
Non-financial Government sector	19,506,714	274,206	-	-	-	-	19,780,920
Financial Sector	690,729	-	-	-	-	-	690,729
Non-financial Private Sector and Residents Abroad	2,273,476,419	213,154,904	214,951,865	2,745,648	157,793	-	2,704,486,629
Derivative instruments	679,212	-	-	-	-	-	679,212
Other financial liabilities	237,432,279	569,287	757,498	1,209,586	2,125,656	9,892,116	251,986,422
Financing received from the BCRA and other financial institutions	28,224,190	3,210,749	7,895,181	4,781,493	4,493,692	358,889	48,964,194
Corporate bonds issued	-	388,389	-	-	-	-	388,389

TOTAL	2,560,009,543	217,597,535	223,604,544	8,736,727	6,777,141	10,251,005	3,026,976,495

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

								EXHIBIT J

	PROVISIONS
	CONSOLIDATED WITH SUBSIDIARIES
	AS OF SEPTEMBER 30, 2023
	(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)
	(Translation of Financial statements originally issued in Spanish - See Note 53)

					Decreases
	Accounts	Balance at the beginning of the fiscal year	Increases		Reversals	Uses	Monetary loss generated by provisions	Balances as of 09.30.23

	INCLUDED IN LIABILITIES

	- Provisions for contingent commitments	5,473,263	767,703	(1)(3)	-	-	(3,236,765)	3,004,201

	- For administrative, disciplinary and criminal penalties	10,158	-		-	-	(5,158)	5,000

	- Provisions for termination plans	922,336	204,453		-	-	(521,125)	605,664

	- Other	11,206,222	5,152,681	(2)(4)	57,029	2,452,979	(6,766,833)	7,082,062

	TOTAL PROVISIONS	17,611,979	6,124,837		57,029	2,452,979	(10,529,881)	10,696,927

(1)	Set up in compliance with the provisions of Comunication "A" 6868 and supplementary regulations of the BCRA.
(2)	Set up to cover for potential contingencies not considered in other accounts (civil, commercial, labor and other lawsuits).
(3)	It includes an increase of 4,386 for exchange differences in foreign currency for contingent commitments.
(4)	It includes a decrease of 10,588 for subsidiary Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) recorded under
	Administrative expenses and for subsidiary BBVA Asset Management Argentina S.A.

	PROVISIONS
	CONSOLIDATED WITH SUBSIDIARIES
	AS OF DECEMBER 31, 2022
	(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)
	(Translation of Financial statements originally issued in Spanish - See Note 53)

					Decreases
	Accounts	Balance at the beginning of the fiscal year	Increases		Reversals	Uses	Monetary gain (loss) generated by provisions	Balances as of 12.31.22

	INCLUDED IN LIABILITIES

	- Provisions for contingent commitments	3,378,094	4,154,038	(1)(4)	-	-	(2,058,869)	5,473,263

	- For administrative, disciplinary and criminal penalties	19,787	-		-	-	(9,629)	10,158

	- Provisions for reorganization	5,316,263	4,822,198	(3)	462,883	7,523,017	(2,152,561)	-

	- Provisions for termination plans	1,041,597	455,550		-	-	(574,811)	922,336

	- Other	12,456,620	7,899,829	(2)(5)	3,551	1,722,942	(7,423,734)	11,206,222

	TOTAL PROVISIONS	22,212,361	17,331,615		466,434	9,245,959	(12,219,604)	17,611,979

(1)	Set up in compliance with the provisions of Comunication "A" 6868 and supplementary regulations of the BCRA.
(2)	Set up to cover for potential contingencies not considered in other accounts (civil, commercial, labor and other lawsuits).
(3)	See Note 23 to the Consolidated Financial Statements
(4)	It includes an increase of 5,411 for exchange differences in foreign currency for contingent commitments.
(5)	It includes a decrease of 973 for subsidiary Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) recorded under Administrative expenses.

						EXHIBIT R

ADJUSTMENT TO IMPAIRMENT LOSS - ALLOWANCES FOR LOAN LOSSES
CONSOLIDATED WITH SUBSIDIARIES
AS OF SEPTEMBER 30, 2023
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)
(Translation of Financial statements originally issued in Spanish - See Note 53)

			ECL of remaining life of the financial asset
Accounts	Balances as of	ECL for the			Monetary	Balances as of
	12.31.22	following	FI with significant	FI with credit	gain (loss)	09.30.23
		12 months	increase of	impairment	generated by
			credit risk		allowances

Other financial assets	938,624	103,328	-	220,422	(552,565)	709,809

Loans and other financing	42,437,473	3,998,232	2,359,142	18,749,226	(28,659,113)	38,884,960
Other financial institutions	473,451	913,968	118,754	(1,662)	(602,064)	902,447
Non-financial Private Sector and Residents Abroad	41,964,022	3,084,264	2,240,388	18,750,888	(28,057,049)	37,982,513
Overdrafts	2,117,754	545,994	202,919	365,716	(1,386,434)	1,845,949
Instruments	1,550,256	2,054,592	123,151	170,319	(1,308,681)	2,589,637
Mortgage loans	3,484,271	151,868	727,864	1,571,826	(2,458,415)	3,477,414
Pledge loans	1,550,127	156,014	25,105	43,808	(906,904)	868,150
Consumer loans	8,327,080	947,408	669,263	6,610,196	(6,653,029)	9,900,918
Credit Cards	20,509,481	1,685,394	319,944	8,204,871	(14,061,116)	16,658,574
Finance leases	394,239	95,912	52,650	90,319	(265,032)	368,088
Other	4,030,814	(2,552,918)	119,492	1,693,833	(1,017,438)	2,273,783

Other debt securities	65,185	31,887	-	-	(51,804)	45,268

Contingent commitments	5,473,263	1,089,795	(413,894)	91,802	(3,236,765)	3,004,201

TOTAL ALLOWANCES	48,914,545	5,223,242	1,945,248	19,061,450	(32,500,247)	42,644,238

						EXHIBIT R

ADJUSTMENT TO IMPAIRMENT LOSS - ALLOWANCES FOR LOAN LOSSES
CONSOLIDATED WITH SUBSIDIARIES
AS OF DECEMBER 31, 2022
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)
(Translation of Financial statements originally issued in Spanish - See Note 53)

			ECL of remaining life of the financial asset
Accounts	Balance	ECL for the			Monetary	Balance
	as of 12.31.21	following	FI with significant	FI with credit	gain (loss)	as of 12.31.22
		12 months	increase of	impairment	generated by
			credit risk		allowances

Other financial assets	1,139,901	254,041	-	229,271	(684,589)	938,624

Loans and other financing	54,028,120	6,286,821	5,983,849	2,589,883	(26,451,200)	42,437,473
Other financial institutions	164,848	377,997	372,778	(5,465)	(436,707)	473,451
Non-financial Private Sector and Residents Abroad	53,863,272	5,908,824	5,611,071	2,595,348	(26,014,493)	41,964,022
Overdrafts	1,273,078	1,061,768	425,091	675,025	(1,317,208)	2,117,754
Instruments	2,378,251	377,396	(42,542)	(32,593)	(1,130,256)	1,550,256
Mortgage loans	2,909,076	132,206	535,073	1,723,096	(1,815,180)	3,484,271
Pledge loans	2,249,336	(477,994)	35,466	616,063	(872,744)	1,550,127
Consumer loans	10,161,328	763,994	(34,617)	2,751,468	(5,315,093)	8,327,080
Credit Cards	19,249,384	2,716,573	6,009,301	3,103,750	(10,569,527)	20,509,481
Finance leases	377,934	136,243	17,351	108,767	(246,056)	394,239
Other	15,264,885	1,198,638	(1,334,052)	(6,350,228)	(4,748,429)	4,030,814

Other debt securities	59,793	46,869	-	-	(41,477)	65,185

Contingent commitments	3,378,094	2,789,621	1,296,260	68,157	(2,058,869)	5,473,263

TOTAL ALLOWANCES	58,605,908	9,377,352	7,280,109	2,887,311	(29,236,135)	48,914,545

SEPARATE CONDENSED STATEMENT OF FINANCIAL POSITION
AS OF SEPTEMBER 30, 2023 AND DECEMBER 31, 2022
(stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated financial statements)
(Translation of Financial statements originally issued in Spanish - See Note 40)

	Notes and Exhibits	09.30.23	12.31.22

ASSETS

Cash and deposits in banks	4	477,551,847	601,062,659

Cash		252,257,167	238,611,708
Financial institutions and correspondents		225,117,101	362,267,604
BCRA		207,555,788	327,671,187
Other in the country and abroad		17,561,313	34,596,417
Other		177,579	183,347

Debt securities at fair value through profit or loss	5 and A	107,309,540	51,843,806

Derivative instruments	6	12,902,609	4,607,850

Repo transactions	7	304,764,675	106,785,402

Other financial assets	8	84,829,266	56,818,123

Loans and other financing	9	1,297,545,370	1,385,236,670

Non-financial Government sector		56,003	2,842
B.C.R.A.		-	18,353
Other financial institutions		27,329,892	34,736,012
Non-financial Private Sector and Residents Abroad		1,270,159,475	1,350,479,463

Other debt securities	10 and A	1,101,451,843	1,310,404,504

Financial assets pledged as collateral	11	144,836,126	93,840,091

Investments in equity instruments	13 and A	2,974,366	1,906,252

Investments in subsidiaries and associates	14	26,617,413	25,814,916

Property and equipment	15	192,253,645	195,063,305

Intangible assets	16	20,494,696	19,401,787

Other non-financial assets	17	63,485,127	58,457,752

Non-current assets held for sale	18	538,993	457,248

TOTAL ASSETS		3,837,555,516	3,911,700,365

Notes and exhibits are an integral part of these separate financial statements

SEPARATE CONDENSED STATEMENT OF FINANCIAL POSITION
AS OF SEPTEMBER 30, 2023 AND DECEMBER 31, 2022
(stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated financial statements)
(Translation of Financial statements originally issued in Spanish - See Note 40)

	Notes and Exhibits	09.30.23	12.31.22

LIABILITIES

Deposits	19 and H	2,590,983,622	2,657,341,068

Non-financial Government sector		20,859,034	19,665,193
Financial Sector		7,396,466	1,236,164
Non-financial Private Sector and Residents Abroad		2,562,728,122	2,636,439,711

Liabilities at fair value through profit or loss	20	86,766	-

Derivative instruments	6	2,324,683	679,212

Other financial liabilities	21	207,335,579	237,095,618

Financing received from the BCRA and other financial institutions	22	2,628,961	6,170,880

Current income tax liabilities	12 b)	19,845,961	13,275,772

Provisions	J	10,606,421	17,319,571

Deferred income tax liabilities	12 c)	27,554,777	13,593,935

Other non-financial liabilities	24	223,183,782	233,907,690

TOTAL LIABILITIES		3,084,550,552	3,179,383,746

EQUITY

Share capital	2	612,710	612,710
Non-capitalized contributions		6,744,974	6,744,974
Capital adjustments		265,251,732	265,251,732
Reserves		424,136,270	355,435,999
Retained earnings		-	21,947
Other accumulated comprehensive loss		(18,976,515)	(15,233,391)
Income for the period / year		75,235,793	119,482,648

TOTAL EQUITY		753,004,964	732,316,619

TOTAL LIABILITIES AND EQUITY		3,837,555,516	3,911,700,365

Notes and exhibits are an integral part of these separate financial statements

SEPARATE CONDENSED STATEMENT OF INCOME
FOR THE THREE AND NINE-MONTH INTERIM PERIODS ENDED SEPTEMBER 30, 2023 AND 2022
(stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated financial statements)
(Translation of Financial statements originally issued in Spanish - See Note 40)

	Notes and Exhibits	Quarter ended 09.30.23	Accumulated as of 09.30.23	Quarter ended 09.30.22	Accumulated as of 09.30.22

Interest income	26	570,002,801	1,459,893,203	332,385,630	839,131,602
Interest expense	27	(309,947,398)	(746,309,490)	(155,479,962)	(380,580,844)

Net interest income		260,055,403	713,583,713	176,905,668	458,550,758

Commission income	28	35,913,366	110,190,309	36,582,855	116,743,423
Commission expenses	29	(22,470,142)	(53,190,445)	(17,456,031)	(50,588,618)

Net commission income		13,443,224	56,999,864	19,126,824	66,154,805

Net income from measurement of financial instruments at fair value through profit or loss	30	7,566,234	27,772,602	8,267,975	24,737,947
Net income from write-down of assets at amortized cost and at fair value through OCI	31	4,068,009	7,219,832	242,575	1,774,463
Foreing exchange and gold gains	32	2,229,214	8,424,936	5,310,596	15,689,732
Other operating income	33	10,089,320	28,597,837	10,709,269	31,766,884
Loan loss allowance		(7,591,402)	(35,764,416)	(9,613,947)	(23,738,142)

Net operating income		289,860,002	806,834,368	210,948,960	574,936,447

Personnel benefits	34	(41,857,902)	(116,456,697)	(32,462,911)	(99,031,132)
Administrative expenses	35	(46,636,523)	(127,578,898)	(34,526,007)	(101,510,309)
Asset depreciation and impairment	36	(4,315,105)	(13,620,721)	(4,858,392)	(15,348,110)
Other operating expenses	37	(40,875,784)	(110,364,416)	(29,914,611)	(83,603,290)

Operating income		156,174,688	438,813,636	109,187,039	275,443,606

Income (Loss) from associates and joint ventures		1,441,187	6,116,170	(258,269)	1,212,892
Loss on net monetary position		(145,489,298)	(333,820,623)	(79,357,696)	(203,705,574)

Income before income tax		12,126,577	111,109,183	29,571,074	72,950,924

Income Tax	12. d)	(2,495,960)	(35,873,390)	(6,127,486)	11,310,909

Net income for the period		9,630,617	75,235,793	23,443,588	84,261,833

Notes and exhibits are an integral part of these separate financial statements

SEPARATE CONDENSED STATEMENT OF INCOME
FOR THE NINE-MONTH INTERIM PERIODS ENDED SEPTEMBER 30, 2023 AND 2022
EARNINGS PER SHARE
AS OF SEPTEMBER 30, 2023 AND 2022
(stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated financial statements)
(Translation of Financial statements originally issued in Spanish - See Note 40)

Accounts	09.30.23	09.30.22

Numerator:

Net income attributable to owners of the Parent	75,235,793	84,261,833
Net income attributable to owners of the Parent adjusted to reflect the effect of dilution	75,235,793	84,261,833

Denominator:

Weighted average of outstanding common shares for the period	612,710,079	612,710,079
Weighted average of outstanding common shares for the period adjusted to reflect the effect of dilution	612,710,079	612,710,079

Basic earnings per share (stated in thousands of pesos)	122.7918	137.5232
Diluted earnings per share (stated in thousands of pesos) (1)	122.7918	137.5232

(1)	As Banco BBVA Argentina S.A. has not issued financial instruments with dilution effects on earnings per share, basic earnings and diluted earnings per share are equal.

SEPARATE CONDENSED STATEMENT OF OTHER COMPREHENSIVE INCOME
FOR THE THREE AND NINE-MONTH INTERIM PERIODS ENDED SEPTEMBER 30, 2023 AND 2022
(stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated financial statements)
(Translation of Financial statements originally issued in Spanish - See Note 40)

	Note	Quarter ended 09.30.23	Accumulated as of 09.30.23	Quarter ended 09.30.22	Accumulated as of 09.30.22

Net income for the period		9,630,617	75,235,793	23,443,588	84,261,833

Other comprehesive income components to be reclassified to income/(loss) for the period:

Share in Other Comprehensive Income from associates and joint ventures at equity method

Income/(Loss) for the period on the Share in OCI from associates and joint ventures at equity method		(27,922)	(27,952)	(223)	221,241

		(27,922)	(27,952)	(223)	221,241

Profit or losses from financial instruments at fair value through OCI

Profit or losses from financial instruments at fair value through OCI		(11,511,604)	(3,015,814)	27,698,857	(8,167,462)
Reclassification adjustment for the period		(4,764,871)	(2,872,115)	(242,576)	(1,774,464)
Income Tax	12.d)	6,607,553	1,257,176	(10,920,457)	2,785,848

		(9,668,922)	(4,630,753)	16,535,824	(7,156,078)

Other comprehesive income components not to be reclassified to income/(loss) for the period:

Income or loss on equity instruments at fair value through OCI (IFRS 9, paragraph 5.7.5)

Income/(loss) for the period from equity instruments at fair value through OCI		(17,174)	915,581	(20,946)	(82,197)

		(17,174)	915,581	(20,946)	(82,197)

Total Other Comprehensive Income/(loss) for the period		(9,714,018)	(3,743,124)	16,514,655	(7,017,034)

Total Comprehensive Income		(83,401)	71,492,669	39,958,243	77,244,799

Notes and exhibits are an integral part of these separate financial statements

SEPARATE STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE NINE-MONTH INTERIM PERIODS ENDED SEPTEMBER 30, 2023
(stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated financial statements)
(Translation of Financial statements originally issued in Spanish - See Note 40)

	2023
	Share	Non-capitalized		Other Comprehensive
	Capital	contributions		Income		Reserves
Transactions	Outstanding shares	Share premium	Adjustments to equity	Loss on financial instruments at fair value through OCI	Other	Legal	Other	Retained earnings	Total

Restated balances at the beginning of the year	612,710	6,744,974	265,251,732	(15,233,364)	(27)	150,129,920	205,306,079	119,504,595	732,316,619

Total comprehensive income for the period
- Net income for the period	-	-	-	-	-	-	-	75,235,793	75,235,793
- Other comprehensive loss for the period	-	-	-	(3,715,172)	(27,952)	-	-	-	(3,743,124)

- Distribution of Unappropriated Retained Earnings as per Shareholders' Resolution dated April 28, 2023 (Note 43 to the consolidated financial statements):
Legal Reserve	-	-	-	-	-	23,900,919	-	(23,900,919)	-
Other	-	-	-	-	-	-	95,603,676	(95,603,676)	-

- Distribution of dividends, as approved by the Superintendency of Financial and Foreign Exchange Institutions of the BCRA on May 31 and at the Board of Directors' meeting held on June 7, 2023 (Note 43 to the consolidated financial statements):
Dividends in kind (1)	-	-	-	-	-	-	(50,804,324)	-	(50,804,324)

Balances at fiscal period end	612,710	6,744,974	265,251,732	(18,948,536)	(27,979)	174,030,839	250,105,431	75,235,793	753,004,964

(1) It represents $ 58.05 (in nominal values) per share.

Notes and exhibits are an integral part of these separate financial statements

SEPARATE STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE NINE-MONTH INTERIM PERIODS ENDED SEPTEMBER 30, 2022
(stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated financial statements)
(Translation of Financial statements originally issued in Spanish - See Note 40)

	2022
	Share	Non-capitalized		Other Comprehensive
	Capital	contributions		Income		Reserves
Transactions	Outstanding shares	Share premium	Adjustments to equity	Income/(loss) on financial instruments at fair value through OCI	Other	Legal	Other	Retained earnings	Total

Restated balances at the beginning of the year	612,710	6,744,974	265,251,732	2,978,933	(221,467)	134,561,757	143,033,426	77,840,816	630,802,881

Impact of the implementation of the financial reporting framework established by the BCRA - IFRS 9, paragraph 5.5 for Related Companies	-	-	-	-	-	-	-	21,946	21,946

Adjusted balance at the beginning of the year	612,710	6,744,974	265,251,732	2,978,933	(221,467)	134,561,757	143,033,426	77,862,762	630,824,827

Total comprehensive income for the period
- Net income for the period	-	-	-	-	-	-	-	84,261,833	84,261,833
- Other comprehensive income/(loss) for the period	-	-	-	(7,238,275)	221,241	-	-	-	(7,017,034)
									-
- Distribution of Unappropriated Retained Earnings as per Shareholders' Resolution dated April 29, 2022 (Note 43 to the consolidated financial statements)
Legal Reserve	-	-	-	-	-	15,568,163	-	(15,568,163)	-
Other	-	-	-	-	-	-	62,272,653	(62,272,653)	-

Balances at fiscal period end	612,710	6,744,974	265,251,732	(4,259,342)	(226)	150,129,920	205,306,079	84,283,779	708,069,626

Notes and exhibits are an integral part of these separate financial statements

SEPARATE STATEMENT OF CASH FLOWS
FOR THE NINE-MONTH INTERIM PERIODS ENDED SEPTEMBER 30, 2023 AND 2022
(stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated financial statements)
(Translation of Financial statements originally issued in Spanish - See Note 40)

Accounts	09.30.23	09.30.22

Cash flows from operating activities

Income before income tax	111,109,183	72,950,924

Adjustment for total monetary income for the period	333,820,623	203,705,574

Adjustments to obtain cash flows from operating activities:	(28,425,794)	71,682,082

Depreciation and amortization	13,620,721	15,348,110
Loan loss allowance	35,764,416	23,738,142
Effect of foreign exhange changes on cash and cash equivalents	(81,555,648)	35,054,894
Loss for the sale of Prisma Medios de Pagos S.A.	-	(8,892,443)
Other adjustments	3,744,717	6,433,379

Net increases from operating assets:	(2,252,885,687)	(1,625,473,844)

Debt securities at fair value through profit or loss	(96,250,086)	(60,779,954)
Derivative instruments	(11,125,820)	4,094,784
Repo transactions	(371,373,303)	213,822,143
Loans and other financing	(883,195,076)	(560,609,336)
Non-financial Government sector	(70,736)	(4,906)
Other financial institutions	(11,427,743)	(2,270,572)
Non-financial Private Sector and Residents Abroad	(871,696,597)	(558,333,858)
Other debt securities	(645,163,445)	(1,102,686,378)
Financial assets pledged as collateral	(124,821,752)	(70,671,801)
Investments in equity instruments	(1,646,519)	1,298,533
Other assets	(119,309,686)	(49,941,835)

Net increases from operating liabilities:	2,060,344,159	1,279,916,585

Deposits	1,761,519,339	1,064,288,258
Non-financial Government sector	13,405,751	(5,773,123)
Financial Sector	10,768,028	1,190,296
Non-financial Private Sector and Residents Abroad	1,737,345,560	1,068,871,085
Liabilities at fair value through profit or loss	172,811	29,230
Derivative instruments	2,717,301	863,505
Repo transactions	23,874	-
Other liabilities	295,910,834	214,735,592

Income tax paid	(1,162,694)	(125,412)

Total cash flows generated by operating activities	222,799,790	2,655,909

SEPARATE STATEMENT OF CASH FLOWS
FOR THE NINE-MONTH INTERIM PERIODS ENDED SEPTEMBER 30, 2023 AND 2022
(stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated financial statements)
(Translation of Financial statements originally issued in Spanish - See Note 40)

Accounts	09.30.23	09.30.22

Cash flows from investing activities

Payments:	(12,088,228)	(10,935,838)

Purchase of property and equipment, intangible assets and other assets	(11,376,596)	(9,671,508)
Other payments related to investing activities	(711,632)	(1,264,330)

Collections:	5,648,922	7,191,594

Other collections related to investing activities	5,648,922	7,191,594

Total cash flows used in investing activities	(6,439,306)	(3,744,244)

Cash flows from financing activities

Payments:	(7,646,121)	(6,199,169)

Dividends	(111,580)	-
Argentine Central Bank (BCRA)	(89,472)	(17,380)
Financing from local financial institutions	(4,227,481)	(2,875,418)
Leases	(3,217,588)	(3,306,371)

Collections:	775,033	288,806

Other collections related to financing activities	775,033	288,806

Total cash flows used in financing activities	(6,871,088)	(5,910,363)

Effect of exchange rate changes on cash and cash equivalents	81,555,648	(35,054,894)
Effect of net monetary income/(loss) of cash and cash equivalents	(414,555,856)	(336,634,021)

Total changes in cash flows	(123,510,812)	(378,687,613)
Restated cash and cash equivalents at the beginning of the year (Note 4)	601,062,659	862,826,293
Cash and cash equivalents at fiscal period-end (Note 4)	477,551,847	484,138,680

Notes and exhibits are an integral part of these separate financial statements

NOTES TO THE SEPARATE CONDENSED INTERIM

FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.

the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 40)

1.	Basis for the preparation of separate financial statements

As mentioned in Note 2 to the consolidated condensed interim financial statements, the Bank presents consolidated financial statements in accordance with the financial reporting framework set forth by the Argentine Central Bank (BCRA).

These financial statements of the Bank are supplementary to the consolidated condensed interim financial statements mentioned above and are intended for the purposes of complying with legal and regulatory requirements.

2.	Basis for the presentation of these financial statements and applicable accounting standards

These separate condensed interim financial statements of the Bank were prepared in accordance with the financial reporting framework set forth by the BCRA. (Communication “A” 6114 of the BCRA, as supplemented). Except for the exceptions established by the BCRA which are explained in the following paragraph, such framework is based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish). The abovementioned international standards include the IFRS, the International Accounting Standards (IAS) and the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former IFRIC (SIC).

Out of the exceptions set forth by the BCRA to the application of current IFRS, the following affect the preparation of these separate condensed interim financial statements:

a)	Within the framework of the convergence process to IFRS established by Communication “A” 6114, as amended and supplemented, the BCRA provided that for fiscal years starting on or after January 1, 2020, financial institutions defined as “Group A” according to BCRA regulations, as such is the case of the Entity, are required to start to apply paragraph 5.5 “Impairment” of IFRS 9 “Financial Instruments” (paragraphs B5.5.1 through B5.5.55) except for exposures to the public sector, considering the exclusion set forth by Communication “A” 6847.

Had the abovementioned paragraph 5.5. “Impairment” been applied in full, according to a global estimate made by the Entity, as of September 30, 2023 and December 31, 2022, its shareholders’ equity would have been reduced by 6,837,158 and 9,106,323, respectively.

b)	In March 2022, the transfer of the equity instruments corresponding to the remaining interest in Prisma Medios de Pago S.A. was made, which instruments were measured at fair value as set forth in Memorandum dated April 29, 2019 and March 22, 2021 received by the BCRA, and the income (loss) from their sale was recorded in the quarter ended March 31, 2022. Had the IFRS been applied in order to determine the fair value above mentioned, the income (loss) for the nine-month period ended September 30, 2022 would have changed. However, this situation did not generate differences as regards the shareholders’ equity value as of December 31, 2022.

Except for what was mentioned in the previous paragraphs, the accounting policies applied by the Entity comply with the IFRS that have been currently approved and are applicable in the preparation of these separate condensed interim financial statements in accordance with the IFRS as adopted by the BCRA as per Communication “A” 7411. In general, the BCRA does not allow the early application of any IFRS, unless otherwise specified.

Furthermore, the BCRA, through Communications “A” 6323 and 6324, set forth guidelines for the preparation and presentation of the financial statements of financial institutions for fiscal years beginning on or after January 1, 2018, including the additional reporting requirements as well as the information to be submitted as Exhibits.

As this is an interim period, the Entity has opted to present condensed information, pursuant to the guidelines of IAS 34 “Interim Financial Information”; therefore, not all the information required for the preparation of complete financial statements under IFRS is included. Therefore, these financial statements should be read jointly with the financial statements as of December 31, 2022. However, explanatory notes of events and transactions that are material for understanding any changes in the financial position as from December 31, 2022 are included.

To avoid duplication of information already provided, we refer to the consolidated condensed interim financial statements regarding:

-	Figures stated in thousands of pesos (Note 2.1.2. to the consolidated condensed interim financial statements)
-	Presentation of Statement of Financial Position (Note 2.1.3 to the consolidated condensed interim financial statements)
-	Comparative information (Nota 2.1.4. to the consolidated condensed interim financial statements)
-	Measuring unit (Nota 2.1.5. to the consolidated condensed interim financial statements)
-	Summary of significant accounting policies (Note 2.3 to the consolidated condensed interim financial statements), except for the measurement of ownership interests in subsidiaries
-	Accounting judgments, estimates and assumptions (Note 2.4. to the consolidated condensed interim financial statements)
-	Regulatory changes introduced during this fiscal year y New pronouncements (Note 2.5. and 2.6. respectively, to the consolidated condensed interim financial statements)
-	Transcription to the books (Nota 2.7. to the consolidated condensed interim financial statements)
-	Provisions (Note 23 to the consolidated condensed interim financial statements)
-	Share capital (Note 26 to the consolidated condensed interim financial statements)
-	Fair values of financial instruments (Note 39 to the consolidated condensed interim financial statements)
-	Segment reporting (Note 40 to the consolidated condensed interim financial statements)
-	Related parties (Note 41 to the consolidated condensed interim financial statements)
-	Restrictions to the distributions of earnings (Note 43 to the consolidated condensed interim financial statements)
-	Banking deposits guarantee insurance system (Note 45 to the consolidated condensed interim financial statements)
-	Compliance with the provisions to act in the different categories of agent defined by the Argentine Securities Commission (Note 47 to the consolidated condensed interim financial statements)
-	Trust activities (Note 49 to the consolidated condensed interim financial statements)
-	Mutual funds (Note 50 to the consolidated condensed interim financial statements)
-	Penalties and administrative proceedings instituted by the BCRA (Note 51 to the consolidated condensed interim financial statements)
-	Subsequent events (Note 52 to the consolidated condensed interim financial statements)

3.	Significant accounting policies

Investments in subsidiaries

Subsidiaries are all entities controlled by the Bank. The Bank controls an entity if it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The Bank reassesses whether it has control when there are changes to one or more of the elements of control.

Ownership interests in subsidiaries are accounted for using the equity method. They are initially recognized at cost, which includes transaction costs. After initial recognition, the financial statements include the Bank's share in the profit or loss and OCI of investments accounted for using the equity method, until the date when the control, significant influence or joint control cease.

The interim financial statements as of September 30, 2023 of the subsidiaries BBVA Asset Management Argentina S.A.U. and Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (under liquidation proceedings) were adjusted considering the financial reporting framework set forth by the BCRA in order to present financial information in constant terms.

4.	Cash and deposits in banks

Breakdown is as follows:

	09.30.23	12.31.22

Cash	252,257,167	238,611,708
BCRA - Current account	207,555,788	327,671,187
Balances with other local and foreign financial institutions	17,561,313	34,596,417
Cash and cash equivalents for spot purchases or sales to be settled	177,579	183,347

TOTAL	477,551,847	601,062,659

The balances of Cash and deposits in banks as of September 30, 2022 and December 31, 2021 amounted to 484,138,680 and 862,826,293, respectively.

5.	Debt securities at fair value through profit or loss

Breakdown is as follows:

	09.30.23	12.31.22

Government securities	106,632,399	22,152,558
Private securities - Corporate bonds	677,141	-
BCRA Liquidity Bills	-	29,691,248

TOTAL	107,309,540	51,843,806

For a better breakdown of the information, see Exhibit A.

6.	Derivative instruments

In the ordinary course of business, the group carried out foreign currency forward transactions with daily or upon-maturity settlement of differences, with no delivery of the underlying asset and interest rate swap transactions and options. These transactions do not qualify as hedging pursuant to IFRS 9 - “Financial Instruments”.

The aforementioned instruments are measured at fair value and were recognized in the Statement of Financial Position in the item “Derivative instruments”. Changes in fair values were recognized in the Statement of Income in “Net income from measurement of financial instruments at fair value through profit or loss”.

Breakdown is as follows:

Assets

	09.30.23	12.31.22

Debit balances linked to foreign currency forwards pending settlement in pesos	11,726,258	4,447,439
Income from put options taken (1)	1,176,351	99,913
Debit balances linked to interest rate swaps - floating rate for fixed rate	-	60,498

TOTAL	12,902,609	4,607,850

(1)	In particular, the Entity subscribed for options as set forth in Communication “A” 7546 issued by the BCRA.

Liabilities

	09.30.23	12.31.22

Credit balances linked to foreign currency forwards pending settlement in pesos	2,274,452	679,212
Credit balances linked to interest rate swaps - floating rate for fixed rate	50,231	-

TOTAL	2,324,683	679,212

The notional amounts of the forward transactions and foreign currency forwards, stated in US Dollars (US$) and in Euros as applicable, as well as the base value of interest rate swaps and put options taken are reported below:

	09.30.23	12.31.22

Foreign currency forwards

Foreign currency forward purchases - US$	678,396	1,165,119
Foreign currency forward sales - US$	681,365	1,217,856
Foreign currency forward sales - Euros	5,777	1,825

Interest rate swaps

Fixed rate for floating rate (1)	2,500,000	1,500,000

Put options:

Put options taken (2)	125,262,292	4,685,000

(1)	Floating rate: Badlar rate, interest rate for deposits over one million pesos, for a term of 30 to 35 days.
(2)	See Note 10.b.

7.	Repo transactions

Breakdown is as follows:

Reverse repurchase transactions

	09.30.23	12.31.22

Amounts receivable for reverse repurchase transactions of BCRA Liquidity Bills with the BCRA (1)	304,764,675	106,785,402

TOTAL	304,764,675	106,785,402
(1)	As of September 30, 2023 and December 31, 2022, repurchase transactions of BCRA Liquidity Bills fall due on October 2, 2023 and January 2, 2023, respectively.

Repurchase transactions

No repurchase transactions were accounted for as of September 30, 2023 and December 31, 2022.

8.	Other financial assets

Breakdown is as follows:

	09.30.23	12.31.22

Measured at amortized cost

Other receivables	58,502,927	26,144,253
Receivables from sale of ownership interest in Prisma Medios de Pago S.A.	21,300,332	21,938,203
Non-financial debtors from spot transactions pending settlement	4,813,644	178,325
Financial debtors from spot transactions pending settlement	220,584	9,281,954
Other	618,252	121,459

	85,455,739	57,664,194

Allowance for loan losses (Exhibit R)	(626,473)	(846,071)

TOTAL	84,829,266	56,818,123

9.	Loans and other financing

The Bank holds loans and other financing under a business model for the purpose of collecting contractual cash flows. Therefore, the Group measures loans and other financing at amortized cost. Below is a breakdown of the related balance:

	09.30.23	12.31.22

Credit Cards	496,283,804	557,722,468
Unsecured instruments	193,777,276	118,241,246
Consumer loans	125,715,277	144,459,190
Overdrafts	113,375,012	127,877,688
Discounted instruments	109,805,957	118,860,402
Loans for the prefinancing and financing of exports	64,584,708	50,936,187
Mortgage loans	61,950,844	78,233,065
Other financial institutions	29,801,891	36,566,282
Pledge loans	17,247,275	17,869,359
Receivables from finance leases	9,535,178	11,302,614
Loans to personnel	7,920,253	9,783,711
Instruments purchased	3,074,919	1,983,284
Non-financial government sector	56,003	2,842
BCRA	-	18,353
Other financing	104,283,742	153,852,205

	1,337,412,139	1,427,708,896

Allowance for loan losses (Exhibit R)	(39,866,769)	(42,472,226)

TOTAL	1,297,545,370	1,385,236,670

The Bank entered into finance lease agreements related to vehicles and machinery and equipment. The following table shows the total gross investment in the finance leases (lease-purchase agreement) and the current value of the minimum collections to be received thereunder:

A breakdown of loans and other financing according to credit quality standing pursuant to applicable standards issued by the BCRA is detailed in Exhibit B, while the information on the concentration of loans and other financing is presented in Exhibit C to these separate financial statements. The reconciliation of the information included in those Exhibits with the accounting balances is included below.

	09.30.23	12.31.22

Total Exhibit B and C	1,412,685,008	1,471,701,202
Plus:
B.C.R.A.	-	18,353
Loans to personnel	7,920,253	9,783,711
Interest and other items accrued receivable from financial assets with credit value impairment	522,359	415,907

Less:
Allowance for loan losses (Exhibit R)	(39,866,769)	(42,472,226)
Adjustments for effective interest rate	(8,934,425)	(8,367,648)
Corporate bonds and other private securities	(6,059,767)	(7,685,543)
Loan commitments	(68,721,289)	(38,157,086)

Total loans and other financing	1,297,545,370	1,385,236,670

Note 42.2 to the consolidated condensed interim financial statements contains information on credit risk associated with loans and other financing and allowances measured using the expected credit loss model.

As of September 30, 2023 and December 31, 2022, the Bank holds the loan commitments booked in off-balance sheet accounts according to the financial reporting framework set forth by the BCRA:

	09.30.23		12.31.22

Guarantees granted	23,743,132	-	3,127,229
Liabilities related to foreign trade transactions	18,641,321	-	17,215,446
Secured loans	14,324,835		13,506,936
Overdrafts and receivables agreed not used	12,012,001		4,307,475

TOTAL	68,721,289		38,157,086

Risks related to the aforementioned loan commitments are assessed and controlled within the framework of the Bank's credit risks policy.

See information on the Financing line for productive investment described in Note 8 to the consolidated condensed interim financial statements.

10.	Other debt securities

Breakdown is as follows:

a)	Financial assets measured at amortized cost

	09.30.23	12.31.22

Argentine Treasury Bonds in pesos. Maturity 08-23-2025	36,506,544	-
Argentine Treasury Bonds in pesos. Maturity 05-23-2027	35,756,727	65,886,989
Argentine Treasury Bonds in pesos at 0.7% Badlar Private Rate. Maturity 11-23-2027	14,617,658	24,569,814

TOTAL	86,880,929	90,456,803

b)	Financial assets measured at fair value through OCI

	09.30.23	12.31.22

BCRA Liquidity Bills	775,133,482	952,437,839
Government securities (1)	221,288,899	255,628,685
BCRA Local Bills	12,250,291	4,318,035
Private securities - Corporate bonds	5,898,242	7,563,142

TOTAL	1,014,570,914	1,219,947,701

(1)	In March 2023, the Bank launched a voluntary debt swap under section 11, Presidential Decree No. 331/2022 issued by the Ministry of Economy. The securities delivered or received under such swap were as follows:

In June 2023, the Bank launched a voluntary debt swap under section 11, Presidential Decree No. 331/2022 issued by the Ministry of Economy. The securities delivered or received under such swap were as follows:

In addition, the Bank purchased put options from the BCRA. These options grant the Bank an opportunity to sell (put option) the underlying asset at a price determined by BCRA applicable regulations. In this transaction, options may be exercised up to the day prior to the maturity date of the underlying asset. As of September 30, 2023, their notional value stood at 125,262,292,297 (see Exhibit A and O to the condensed separate interim financial statements).

11.	Financial assets pledged as collateral

As of September 30, 2023 and December 31, 2022, the Bank pledged as collateral the following financial assets:

		09.30.23	12.31.22

Guarantee trust - Government securities at fair value through OCI	(1)	77,566,645	33,924,910
BCRA - Special guarantee accounts (Note 42.1)	(2)	54,403,749	28,169,482
Deposits as collateral	(3)	12,855,425	16,729,935
Guarantee trust - USD	(4)	10,307	15,015,764

TOTAL		144,836,126	93,840,091
(1)	Set up as collateral to operate with Rosario Futures Exchange (ROFEX), Bolsas y Mercados Argentinos SA (BYMA) and Mercado Abierto Electrónico S.A (MAE) on foreign currency forward transactions and futures contracts. The trust is made up by Treasury Bills in Argentine pesos adjusted by CER (benchmark stabilization coefficient) maturing in 2024 (Series T2X4 and TX24). As of December 31, 2022, it was made up by Series TX23, T2X4, TX24, X19Y3 and X16J3.
(2)	Special guarantee current accounts opened at the BCRA for transactions related to the automated clearing houses and other similar entities.
(3)	Deposits pledged as collateral for activities related to credit card transactions in the country and abroad and leases.
(4)	The trust is composed of dollars in cash as collateral for activities related to the transactions on MAE and BYMA.

12.	Income Tax

This tax should be booked using the liability method, recognizing (as credit or debt) the tax effect of temporary differences between the accounting valuation and the tax valuation of assets and liabilities, and its subsequent allocation to income or loss for the year in which its reversion occurs, also considering the possibility of taking advantage of tax losses in the future.

a)	Current income tax assets

No transactions were accounted for in the period/year ended September 30, 2023 and December 31, 2022, respectively.

b)	Current income tax liabilities

Below is a breakdown of the current income tax liabilities disclosed in the separate condensed statement of financial position:

	09.30.23	12.31.22

Income tax provision	20,710,201	13,935,278
Advances	(826,854)	(622,469)
Collections and withholdings	(37,386)	(37,037)

	19,845,961	13,275,772

c)	Deferred income tax

The deferred tax assets and liabilities disclosed in the separate statement of financial position are as follows:

Deferred tax assets:	09.30.23	12.31.22

Provisions	21,220,878	25,626,285
Allowance for loan losses	9,551,020	9,567,594
Loan and credit card commissions	2,730,490	2,480,531
Tax inflation adjustment	1,320,799	4,293,125
Other	52	87

Total deferred assets	34,823,239	41,967,622

Deferred tax liabilities:	09.30.23	12.31.22

Property and equipment	(26,529,289)	(26,377,520)
Investments	(24,517,238)	(19,354,457)
Intangible assets	(11,331,489)	(9,829,580)

Total deferred liabilities	(62,378,016)	(55,561,557)

Net deferred tax liabilities	(27,554,777)	(13,593,935)

d)	Income Tax

Below are the main components of the income tax expense in the separate condensed financial statements:

	Quarter ended 09.30.23	Accumulated as of 09.30.23	Quarter ended 09.30.22	Accumulated as of 09.30.22

Current income tax expense	12,325,632	(20,655,372)	(1,079)	77,202
Income/(loss) from deferred income tax	(14,821,592)	(15,218,018)	(6,126,407)	11,233,707

Income tax recognized through profit or loss	(2,495,960)	(35,873,390)	(6,127,486)	11,310,909

Income tax recognized through OCI	6,607,553	1,257,176	(10,920,457)	2,785,848

Total income tax	4,111,593	(34,616,214)	(17,047,943)	14,096,757

The Group's effective tax rate calculated on the income tax recognized in the income statement for the period ended September 30, 2023 was 32%.

The income tax benefit for the period ended September 30, 2022 includes the effect of the claim filed before AFIP, as stated under “Inflation adjustment for tax purposes. Fiscal years 2021” of Note 11.g) to the consolidated condensed interim financial statements

The income tax expense for the period ended September 30, 2023 includes receivables for judgments for fiscal years 2013 and 2014, as stated under “Requests for refund. Fiscal years 2013, 2014 and 2015” of Note 11.g) to the consolidated condensed interim financial statements

Pursuant to IAS 34, income tax is recognized in interim periods based on the best estimate of the weighted average effective income tax rate expected by the Entity for the full fiscal year.

13.	Investments in equity instruments

Breakdown is as follows:

13.1 Investments in equity instruments through profit or loss

	09.30.23	12.31.22

Private securities - Shares of other non-controlled companies	1,827,778	1,783,411

TOTAL	1,827,778	1,783,411

13.2 Investments in equity instruments through other comprehensive income

	09.30.23	12.31.22

Compensadora Electrónica S.A.	581,768	118
Mercado Abierto Electrónico S.A.	305,977	38
Banco Latinoaméricano de Exportaciones S.A.	150,047	117,879
Seguro de Dépositos S.A.	94,106	175
Other	14,690	4,631

TOTAL	1,146,588	122,841

14.	Investments in subsidiaries and associates

The Bank has investments in the following entities over which it has a control or significant influence which are measured by applying the equity method:

	09.30.23	12.31.22

Volkswagen Financial Services Compañía Financiera S.A.	7,729,551	7,008,662
BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión	7,240,302	7,515,204
PSA Finance Arg. Cía. Financiera S.A.	4,159,789	4,218,874
BBVA Seguros Argentina S.A.	2,667,687	2,432,015
Rombo Compañía Financiera S.A.	2,135,445	1,511,856
Interbanking S.A.	1,376,726	1,673,893
Play Digital S.A. (1)	943,131	988,469
Openpay Argentina S.A. (2)	351,975	437,791
Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)	12,807	28,152

TOTAL	26,617,413	25,814,916
(1)	In order to determine the value of this investment, the accounting information of Play Digital S.A. as of June 30, 2023 has been used. In addition, the significant transactions made or events occurred between July 1, 2023 and September 30, 2023 were considered.
(2)	On April 19, 2023, 29,205 (in nominal values) shares were subscribed for and paid in in cash.

15.	Property and equipment

Breakdown is as follows:

	09.30.23	12.31.22

Real estate	141,887,523	143,851,664
Furniture and facilities	22,812,865	25,869,211
Right of use of leased real estate	14,182,033	11,880,410
Construction in progress	8,160,795	6,643,306
Machinery and equipment	4,720,751	6,325,925
Vehicles	489,678	492,789

TOTAL	192,253,645	195,063,305

The breakdown of lease assets and liabilities as well as interest and foreign exchange differences recognized in profit or loss are stated in Note 25 to these separate condensed interim financial statements.

Based on the reports prepared by the independent appraiser relied upon by the Bank to assess the impairment of its real estate, the carrying amount of nine pieces of real estate exceeds their recoverable value. Therefore, such amount should be written down to the recoverable value.

The impairment of assets recorded under the item “Property and equipment” is reported below:

16.	Intangible assets

Breakdown is as follows:

	09.30.23	12.31.22

Own systems development expenses	20,494,696	19,401,787

TOTAL	20,494,696	19,401,787

17.	Other non-financial assets

Breakdown is as follows:

	09.30.23	12.31.22

Investment properties	39,571,973	40,096,775
Prepayments	7,280,069	7,103,386
Tax advances	5,704,927	5,118,224
Advances to suppliers of goods	5,139,673	1,830,107
Advances to personnel	2,403,785	3,244,066
Other miscellaneous assets	628,388	529,022
Assets acquired as security for loans	37,458	38,594
Other	2,718,854	497,578

TOTAL	63,485,127	58,457,752

Investment properties include pieces of real estate leased to third parties. The average term of lease agreements is 6 years. Subsequent renewals are negotiated with the lessee. The Group has classified these leases as operating leases, since these arrangements do not substantially transfer all risks and benefits inherent to the ownership of the assets. The rental income is recognized under “Other operating income” on a straight-line basis during the term of the lease.

18.	Non-current assets held for sale

It includes pieces of real estate located in the Argentine Republic, which the Bank’s Board of Directors agreed to sell in the short term. Breakdown is as follows:

	09.30.23	12.31.22

Property and equipment held for sale	538,993	457,248

TOTAL	538,993	457,248

Based on the reports prepared by the independent appraiser relied upon by the Bank to assess the impairment of its real estate, the carrying amount of two pieces of real estate exceeds their recoverable value. Therefore, such amount should be written down to the recoverable value.

The impairment of non-current assets held for sale is reported below:

19.	Deposits

The information on concentration of deposits is disclosed in Exhibit H. Breakdown is as follows:

	09.30.23	12.31.22

Non-financial Government sector	20,859,034	19,665,193
Financial Sector	7,396,466	1,236,164
Non-financial Private Sector and Residents Abroad	2,562,728,122	2,636,439,711
Savings accounts	841,154,918	1,013,954,886
Checking accounts	763,800,995	514,941,888
Time deposits	750,892,310	830,192,727
Investment accounts	188,924,937	255,857,512
Other	17,954,962	21,492,698

TOTAL	2,590,983,622	2,657,341,068

20.	Liabilities at fair value through profit or loss

Breakdown is as follows:

	09.30.23	12.31.22

Liabilities for government securities transactions	86,766	-

TOTAL	86,766	-

21.	Other financial liabilities

Breakdown is as follows:

	09.30.23	12.31.22

Obligations from financing of purchases	154,884,582	167,770,027
Collections and other transactions on behalf of third parties	15,997,760	17,122,501
Liabilities for leases (Note 25)	8,963,443	8,370,467
Funds collected under AFIP's instructions	6,557,055	9,508,714
Receivables from spot purchases pending settlement	4,860,085	7,928,798
Payment orders pending credit	4,498,482	13,260,551
Credit balance for spot sales pending settlement	134,341	5,397,543
Commissions accrued payable	15,347	82,973
Other	11,424,484	7,654,044

TOTAL	207,335,579	237,095,618

22.	Financing received from the BCRA and other financial institutions

Breakdown is as follows:

	09.30.23	12.31.22

Foreign financial institutions	1,944,777	1,136,933
Local financial institutions	598,891	4,855,181
BCRA	85,293	178,766

TOTAL	2,628,961	6,170,880

23.	Corporate bonds issued

No transactions were accounted for in the period/year ended September 30, 2023 and December 31, 2022.

24.	Other non-financial liabilities

Breakdown is as follows:

	09.30.23	12.31.22

Miscellaneous creditors	70,854,299	74,533,844
Short-term personnel benefits	41,038,758	34,767,909
Advances collected	34,505,193	39,880,712
Other collections and withholdings	29,414,773	35,503,357
Cash dividends payable (1)	21,631,320	30,136,880
Other taxes payable	19,886,609	13,555,142
Social security payment orders pending settlement	2,314,818	623,012
Long-term personnel benefits	1,729,475	1,858,532
For contract liabilities	744,853	913,456
Termination benefits payable	547,845	1,823,328
Other	515,839	311,518

TOTAL	223,183,782	233,907,690
(1)	See Note 43 to the consolidated financial statements.

25.	Leases

The Bank as lessee

Below is a detail of the amounts related to rights of use of leased assets and lease liabilities in force as of September 30, 2023 and December 31, 2022:

Rights of use under leases

Lease liabilities

Future minimum payments for lease agreements are as follows:

Interest and exchange rate difference recognized in profit or loss

26.	Interest income

Breakdown is as follows:

	Quarter ended 09.30.23	Accumulated as of 09.30.23	Quarter ended 09.30.22	Accumulated as of 09.30.22

Interest on government securities	229,854,300	610,770,564	142,891,402	347,011,816
Acquisition Value Unit (CER) clause adjustments	60,887,976	158,900,259	47,318,613	115,034,322
Premiums on reverse repurchase agreements	76,606,855	148,514,057	13,897,686	42,577,795
Interest on instruments	61,905,824	137,832,103	20,440,531	51,751,335
Interest on credit card loans	45,569,622	133,884,246	31,645,524	86,758,275
Interest on overdrafts	30,876,096	87,003,619	17,614,273	37,786,822
Interest on consumer loans	21,171,544	62,876,002	16,376,447	46,968,386
Acquisition Value Unit (UVA) clause adjustments	16,894,179	49,818,328	17,668,449	46,022,345
Interest on other loans	14,307,817	38,062,569	15,347,067	40,089,645
Interest on loans to the financial sector	5,830,195	14,777,826	3,740,040	11,347,891
Interest on pledge loans	2,465,582	6,529,645	1,600,991	3,866,756
Interest on finance leases	1,385,121	3,851,444	838,337	2,121,589
Interest on mortgage loans	872,372	3,505,850	2,062,629	4,782,149
Interest on private securities	683,390	1,651,969	327,135	1,010,975
Interest on loans for the prefinancing and financing of exports	343,785	863,159	357,667	1,187,103
Other	348,143	1,051,563	258,839	814,398

TOTAL	570,002,801	1,459,893,203	332,385,630	839,131,602

27.	Interest expense

Breakdown is as follows:

	Quarter ended 09.30.23	Accumulated as of 09.30.23	Quarter ended 09.30.22	Accumulated as of 09.30.22

Time deposits	220,390,356	573,403,335	113,754,863	278,410,275
Checking accounts deposits	82,318,557	145,776,928	21,795,333	60,940,644
Acquisition Value Unit (UVA) clause adjustments	5,568,367	22,609,450	18,549,570	37,861,947
Savings accounts deposits	1,056,694	3,049,297	881,455	2,254,150
Interfinancial loans received	410,862	912,923	346,078	716,414
Other liabilities from financial transactions	184,264	534,335	108,326	344,514
Premiums on reverse repurchase transactions	15,035	15,128	40,720	45,976
Other	3,263	8,094	3,617	6,924

TOTAL	309,947,398	746,309,490	155,479,962	380,580,844

28.	Commission income

Breakdown is as follows:

	Quarter ended 09.30.23	Accumulated as of 09.30.23	Quarter ended 09.30.22	Accumulated as of 09.30.22

From credit cards	17,011,445	52,175,815	14,986,001	51,666,634
Linked to liabilities	13,817,942	43,422,885	17,052,016	51,512,666
From foreign trade and foreign currency transactions	1,669,114	5,266,691	1,918,691	5,503,870
From insurance	1,608,800	4,831,665	1,731,156	5,420,085
Linked to securities	1,083,839	2,483,841	460,113	1,342,915
Linked to loans	634,130	1,781,148	433,188	1,292,101
Loan commitments	68,049	180,757	-	-
From guarantees granted	20,047	47,507	1,690	5,152

TOTAL	35,913,366	110,190,309	36,582,855	116,743,423

29.	Commission expenses

Breakdown is as follows:

	Quarter ended 09.30.23	Accumulated as of 09.30.23	Quarter ended 09.30.22	Accumulated as of 09.30.22

For credit and debit cards	13,292,137	32,307,714	12,299,544	37,069,847
For foreign trade transactions	3,442,706	6,847,540	615,875	1,393,352
For payment of salaries	2,038,305	4,490,450	1,415,445	3,584,685
For new channels	1,007,854	2,704,608	701,706	1,771,507
For data processing	744,481	2,110,302	832,560	2,409,780
For advertising campaigns	138,892	303,433	318,134	419,715
For digital sales services	67,743	87,301	71,982	105,238
Linked to transactions with securities	7,326	24,737	7,942	24,021
Other commission expenses	1,730,698	4,314,360	1,192,843	3,810,473

TOTAL	22,470,142	53,190,445	17,456,031	50,588,618

30.	Net income from measurement of financial instruments at fair value through profit or loss

Breakdown is as follows:

	Quarter ended 09.30.23	Accumulated as of 09.30.23	Quarter ended 09.30.22	Accumulated as of 09.30.22

Income from government securities	5,229,466	24,712,582	6,091,786	11,726,912
Income from foreign currency forward transactions	1,935,310	2,583,510	1,644,487	3,917,379
Income from corporate bonds	656,504	656,774	861	39,517
Income from private securities	(184,515)	93,321	314,139	(64,768)
Income/(loss) from loans	683	683	(25)	(25)
Income/(loss) from interest rate swaps	(71,023)	(114,337)	239,881	237,259
Loss from put options taken	-	(159,573)	(23,154)	(23,154)
Income from sale or write-off of financial assets (1)	-	-	-	8,915,597
Other	(191)	(358)	-	(10,770)

TOTAL	7,566,234	27,772,602	8,267,975	24,737,947

(1)	Corresponds to the sale of 49% of Prisma Medios de Pago S.A.’s capital stock. On March 18, 2022 the transfer of all the remaining shareholding of the Bank in such company was consummated.

31.	Net income from derecognition of assets carried at amortized cost and at fair value through other comprehensive income

Breakdown is as follows:

	Quarter ended 09.30.23	Accumulated as of 09.30.23	Quarter ended 09.30.22	Accumulated as of 09.30.22

Income from sale of private securities	4,827,157	4,828,852	147,454	146,204
Income/(loss) from sale of government securities	(759,148)	2,390,980	95,121	1,628,259

TOTAL	4,068,009	7,219,832	242,575	1,774,463

32.	Foreign exchange and gold gains/(losses)

Breakdown is as follows:

	Quarter ended 09.30.23	Accumulated as of 09.30.23	Quarter ended 09.30.22	Accumulated as of 09.30.22

Income from purchase-sale of foreign currency	6,567,703	18,771,924	7,052,883	20,597,964
Conversion of foreign currency assets and liabilities into pesos	(4,338,489)	(10,346,988)	(1,742,287)	(4,908,232)

TOTAL	2,229,214	8,424,936	5,310,596	15,689,732

33.	Other operating income

Breakdown is as follows:

	Quarter ended 09.30.23	Accumulated as of 09.30.23	Quarter ended 09.30.22	Accumulated as of 09.30.22

Adjustments and interest on miscellaneous receivables	4,647,378	11,939,978	3,690,618	9,861,928
Rental of safe deposit boxes	1,382,395	3,932,290	1,341,176	4,588,493
Loans recovered	1,132,558	2,927,491	1,375,669	4,177,430
Debit and credit card commissions	772,655	2,297,797	920,764	2,615,086
Rent	422,184	1,237,722	292,062	865,511
Punitive interest	421,698	1,175,591	233,381	609,216
Fees expenses recovered	391,012	1,122,601	391,741	1,253,546
Commission from syndicated transactions	167,638	462,279	96,032	431,491
Allowances reversed	-	957	256,435	434,468
Income from sale of non-current assets held for sale	-	-	926,449	926,449
Income from asset sale in equity instruments (1)	-	-	-	3,078,708
Other operating income	751,802	3,501,131	1,184,942	2,924,558

TOTAL	10,089,320	28,597,837	10,709,269	31,766,884

(1)	Corresponds to the sale of 49% of Prisma Medios de Pago S.A.’s capital stock. On March 18, 2022 the transfer of all the remaining shareholding of the Bank in such company was consummated.

34.	Personnel benefits

Breakdown is as follows:

	Quarter ended 09.30.23	Accumulated as of 09.30.23	Quarter ended 09.30.22	Accumulated as of 09.30.22

Salaries	20,080,277	60,824,382	17,900,095	56,169,937
Other short-term personnel benefits	13,476,573	30,118,211	7,339,632	20,805,232
Social security withholdings and collections	6,690,343	18,893,359	5,756,387	17,155,812
Personnel compensation and bonuses	755,293	3,061,244	708,089	2,704,387
Personnel services	855,416	2,256,769	758,708	1,829,090
Termination personnel benefits (Exhibit J)	-	204,453	-	225,659
Other long-term personnel benefits	-	1,098,279	-	141,015

TOTAL	41,857,902	116,456,697	32,462,911	99,031,132

35.	Administrative expenses

Breakdown is as follows:

	Quarter ended 09.30.23	Accumulated as of 09.30.23	Quarter ended 09.30.22	Accumulated as of 09.30.22

Taxes	8,622,580	24,246,948	7,184,632	21,081,569
IT	8,604,981	19,506,864	3,840,929	8,834,865
Rent	6,724,202	19,072,061	5,053,035	16,718,463
Contracted administrative services	5,883,776	15,117,770	3,641,923	8,347,406
Maintenance and repair costs	3,521,582	10,167,320	3,325,741	9,892,659
Armored transportation services	3,356,363	10,137,478	3,477,803	11,496,567
Advertising	2,075,159	6,890,272	1,638,975	5,091,224
Electricity and communications	1,333,441	3,982,319	1,206,080	3,760,955
Other fees	1,201,122	3,343,112	797,150	2,771,458
Documents distribution	1,052,116	3,250,011	1,006,911	3,529,591
Security services	1,043,949	2,915,253	887,615	2,772,488
Trade reports	668,104	2,333,166	666,722	1,871,678
Insurance	323,463	918,163	321,141	999,444
Representation and travel expenses	320,618	810,365	208,984	548,314
Stationery and supplies	79,324	173,911	48,630	134,124
Fees to Bank Directors and Supervisory Committee	30,407	105,165	19,627	125,536
Other administrative expenses	1,795,336	4,608,720	1,200,109	3,533,968

TOTAL	46,636,523	127,578,898	34,526,007	101,510,309

36.	Asset depreciation and impairment

Breakdown is as follows:

37.	Other operating expenses

Breakdown is as follows:

	Quarter ended 09.30.23	Accumulated as of 09.30.23	Quarter ended 09.30.22	Accumulated as of 09.30.22

Property and equipment	3,189,231	10,219,361	3,495,953	11,195,655
Intangible assets	518,702	1,578,368	314,004	787,241
Right of use of leased real estate	431,366	1,295,618	816,415	2,917,453
Depreciation of other assets	175,806	527,374	232,020	447,761

TOTAL	4,315,105	13,620,721	4,858,392	15,348,110

38.	Restricted assets

As of September 30, 2023 and December 31, 2022, the Bank has the following restricted assets:

a)	The Entity applied the following assets as security for loans agreed under the Global Credit Program for micro, small and medium-sized enterprises granted by the Inter-American Development Bank (IDB).

b)	Also, the Entity has accounts, deposits, repo transactions and trusts applied as guarantee for activities related to credit card transactions, with automated clearing houses, forward transactions, foreign currency futures, court proceedings and leases in the amount of 144,836,126 and 93,840,091 as of September 30, 2023 and December 31, 2022, respectively (see Note 11 to these separate condensed interim financial statements).

39.	Minimum cash and minimum capital requirements

39.1 Minimum cash requirements

The BCRA establishes different prudential regulations to be observed by financial institutions, mainly regarding solvency levels, liquidity and credit assistance levels.

Minimum cash regulations set forth an obligation to keep liquid assets in relation to deposits and other obligations recorded for each period. The items included for the purpose of meeting that requirement are detailed below:

Accounts	09.30.23	12.31.22

Balances at the BCRA

BCRA - Current account not restricted	205,496,098	327,671,187
BCRA - Special guarantee accounts - restricted (Note 11)	54,403,749	28,169,482
BCRA - Special pension accounts - restricted	2,059,690	-

	261,959,537	355,840,669

Argentine Treasury Bonds in pesos at 0.7% Badlar Private Rate. Maturity 11-23-2027	14,617,658	24,569,814
Argentine Treasury Bonds in pesos. Maturity 05-23-2027	35,756,727	65,886,989
Argentine Treasury Bonds in pesos. Maturity 08-23-2025	36,506,544	-
Other debt securities	264,427,640	37,655,232
BCRA Liquidity Bills	775,133,482	982,129,087

TOTAL	1,388,401,588	1,466,081,791

39.2 Minimum cash requirements

The regulatory breakdown of minimum capital requirements is as follows at the above-mentioned dates:

Minimum capital requirement	09.30.23	12.31.22

Credit risk	142,577,333	136,319,655
Operational risk	56,044,961	55,732,444
Market risk	575,923	2,995,687

Paid-in	657,039,350	615,030,799

Surplus	457,841,133	419,983,013

40.	Accounting principles – Explanation added for translations into English

These separate condensed interim financial statements are presented in accordance with the financial reporting framework set forth by the BCRA, as mentioned in note 2. These accounting standards may not conform to accounting principles generally accepted in other countries.

EXHIBIT A

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES
AS OF SEPTEMBER 30, 2023 AND DECEMBER 31, 2022
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)
(Translation of Financial statementes originally issued in Spanish - See Note 40)

		HOLDING				POSITION
			Fair	Debt	Debt	Position with
Account	Identification	Fair	level	value	value	no options	Options	Final position
		value	value	09.30.23	12.31.22

DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

Local:
Government Securities - In pesos

Treasury Bills adjusted by CER. Maturity 11-23-2023	9197	23,585,011	1	23,585,011	-	23,585,011	-	23,585,011
Argentine Treasury Bonds in pesos at 16%. Maturity 10-17-2023	5319	4,096,916	1	4,096,916	14,194,606	4,096,916	-	4,096,916
Treasury Bills adjusted by CER. Maturity 10-18-2023	9194	85,141	1	85,141	-	85,141	-	85,141
Treasury Bills at discount. Maturity 10-31-2023 ARS	9206	20,785	1	20,785	-	20,785	-	20,785
Treasury Bills adjusted by CER. Maturity 02-17-2023	9111	-	1	-	807,072	-	-	-

Subtotal Government Securities - In pesos		27,787,853		27,787,853	15,001,678	27,787,853	-	27,787,853

Government Securities - In foreign currency

Argentine Treasury Bond in dual currency.06-30-2024	9230	75,423,298	1	75,423,298	-	75,423,298	324,905	75,748,203
Argentine Treasury Bond in dual currency. 02-28-2024	9156	3,397,413	1	3,397,413	-	3,397,413	-	3,397,413
GD30 Bond Foreign Law USC Step Up. Maturity 07-09-2030	81086/94727	23,835	1	23,835	-	23,835	-	23,835
Argentine Treasury Bond in dual currency. Maturity 07-31-2023	9146	-	1	-	7,150,880	-	-	-

Subtotal Government Securities - In foreign currency		78,844,546		78,844,546	7,150,880	78,844,546	324,905	79,169,451

BCRA Bills - In pesos

BCRA Liquidity Bills in pesos. Maturity 01-12-2023	13930	-	2	-	29,691,248	-	-	-

Subtotal BCRA Bills - In pesos		-		-	29,691,248	-	-	-

Private Securities - In pesos

Corporate bond Toyota Cia Financiera Series 32 in Pesos. Maturity 02-09-2025	57287	177	3	177	-	177	-	177

Subtotal Private Securities - In Pesos		177		177	-	177	-	177

Private Securities - In foreign currency

Corporate bond Central Puerto Series A in USD. Maturity 03-14-2026	57363	676,964	2	676,964	-	676,964	-	676,964

Subtotal Private Securities - In foreign currency		676,964		676,964	-	676,964	-	676,964

TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS		107,309,540		107,309,540	51,843,806	107,309,540	324,905	107,634,445

EXHIBIT A
(Continued)
BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES
AS OF SEPTEMBER 30, 2023 AND DECEMBER 31, 2022
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)
(Translation of Financial statementes originally issued in Spanish - See Note 40)

		HOLDING				POSITION
			Fair	Debt	Debt	Position with
Account	Identification	Fair	level	value	value	no options	Options	Final position
		value	value	09.30.23	12.31.22

OTHER DEBT SECURITIES

MEASURED AT FAIR VALUE THROUGH OCI

Local:
Government Securities - In pesos

Treasury Bonds in pesos adjusted by 4.25% CER. Maturity 12-13-2024	9200	85,582,148	1	85,582,148	-	85,582,148	444,789	86,026,937
Treasury Bonds in pesos adjusted by 4% CER. Maturity 10-14-2024	9179	74,106,798	1	74,106,798	-	74,106,798	299,731	74,406,529
Treasury Bonds in pesos adjusted by 4.25% CER. Maturity 02-14-2025	9180	24,792,043	1	24,792,043	-	24,792,043	105,801	24,897,844
Treasury Bonds in pesos adjusted by 2% CER. Maturity 11-9-2026	5925	14,915,859	1	14,915,859	16,787,619	14,915,859	-	14,915,859
Treasury Bonds in pesos adjusted by 1.55% CER. Maturity 07-26-2024	5405	10,276,398	1	10,276,398	52,081,022	10,276,398	-	10,276,398
Treasury Bonds in Pesos adjusted by 1.50% CER. Maturity 03-25-2024	5493	5,789,126	1	5,789,126	50,497,388	5,789,126	-	5,789,126
Treasury Bills adjusted by CER. Maturity 01-18-2024	9221	4,056,975	1	4,056,975	-	4,056,975	-	4,056,975
Treasury Bonds in pesos adjusted by 3.75% CER. Maturity 04-14-2024	9178	355,542	1	355,542	-	355,542	1,125	356,667
Treasury Bills adjusted by CER. Maturity 11-23-2023	9197	110,835	1	110,835	-	110,835	-	110,835
Treasury Bills adjusted by CER. Maturity 05-19-2023	9127	-	1	-	26,843,271	-	-	-
Treasury Bills at discount. ARS 03-31-2023	9164	-	2	-	18,444,213	-	-	-
Treasury Bonds in pesos adjusted by 1.40% CER. Maturity 03-25-2023	5492/81012	-	1	-	17,735,382	-	-	-
Treasury Bills at discount. ARS 04-28-2023	9142	-	2	-	16,241,437	-	-	-
Treasury Bills at discount. ARS 05-31-2023	9171	-	2	-	2,969,582	-	-	-
Treasury Bills adjusted by CER. Maturity 04-21-2023	9118	-	1	-	1,353,953	-	-	-
Treasury Bonds in pesos adjusted by 1.45% CER. Maturity 08-13-2023	5497	-	2	-	42,243,989	-	-	-
Treasury Bills adjusted by CER. Maturity 06-16-2023	9152	-	1	-	9,885,981	-	-	-

Subtotal Government Securities - In pesos		219,985,724		219,985,724	255,083,837	219,985,724	851,446	220,837,170

Government Securities - In foreign currency

Dollar-linked Argentine Treasury Bond 0.40%. Maturity 04-30-2024	9120	1,303,175	1	1,303,175	-	1,303,175	-	1,303,175
Dollar-linked Argentine Treasury Bonds. Maturity 04-28-2023	5928	-	1	-	544,848	-	-	-

Subtotal Government Securities - In foreign currency		1,303,175		1,303,175	544,848	1,303,175	-	1,303,175

BCRA Bills - In pesos

BCRA Liquidity Bills in pesos. Maturity 10-26-2023	14050	156,365,065	2	156,365,065	-	156,365,065	-	156,365,065
BCRA Liquidity Bills in pesos. Maturity 10-24-2023	14049	148,546,560	2	148,546,560	-	148,546,560	-	148,546,560
BCRA Liquidity Bills in pesos. Maturity 10-03-2023	14039	128,659,834	2	128,659,834	-	128,659,834	-	128,659,834
BCRA Liquidity Bills in pesos. Maturity 10-10-2023	14041	96,952,600	2	96,952,600	-	96,952,600	-	96,952,600
BCRA Liquidity Bills in pesos. Maturity 10-12-2023	14042	96,354,300	2	96,354,300	-	96,354,300	-	96,354,300
BCRA Liquidity Bills in pesos. Maturity 10-05-2023	14040	78,541,120	2	78,541,120	-	78,541,120	-	78,541,120
BCRA Liquidity Bills in pesos. Maturity 10-17-2023	14047	69,714,003	2	69,714,003	-	69,714,003	-	69,714,003
BCRA Liquidity Bills in pesos. Maturity 01-26-2023	13934	-	2	-	336,843,493	-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-10-2023	13929	-	2	-	99,367,099	-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-17-2023	13931	-	2	-	97,987,072	-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-12-2023	13930	-	2	-	89,073,743	-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-19-2023	13932	-	2	-	87,808,982	-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-03-2023	13927	-	2	-	120,919,884	-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-05-2023	13928	-	2	-	120,437,566	-	-	-

Subtotal BCRA Bills - In pesos		775,133,482		775,133,482	952,437,839	775,133,482	-	775,133,482

EXHIBIT A
(Continued)
BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES
AS OF SEPTEMBER 30, 2023 AND DECEMBER 31, 2022
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)
(Translation of Financial statementes originally issued in Spanish - See Note 40)

		HOLDING				POSITION
			Fair	Debt	Debt	Position with
Account	Identification	Fair	level	value	value	no options	Options	Final position
		value	value	09.30.23	12.31.22

OTHER DEBT SECURITIES (Continued)

BCRA Bills - In foreign currency

Local BCRA Bills in USD. Maturity 09-28-2024	12042	12,250,291	2	12,250,291	-	12,250,291	-	12,250,291
Local BCRA Bills in USD. Maturity 10-03-2023	11815	-	2	-	1,079,509	-	-	-
Local BCRA Bills in USD. Maturity 10-04-2023	11816	-	2	-	1,079,509	-	-	-
Local BCRA Bills in USD. Maturity 09-29-2023	11808	-	2	-	1,079,509	-	-	-
Local BCRA Bills in USD. Maturity 10-05-2023	11817	-	2	-	719,672	-	-	-
Local BCRA Bills in USD. Maturity 09-23-2023	11804	-	2	-	359,836	-	-	-

Subtotal BCRA Bills - In foreign currency		12,250,291		12,250,291	4,318,035	12,250,291	-	12,250,291

Private Securities - In pesos

Corporate Bond Arcor Class 17 adjusted by UVA. Maturity 10-20-2025	55692	1,422,616	3	1,422,616	1,252,241	1,422,616	-	1,422,616
Corporate bond Ledesma Class 13 in Pesos. Maturity 01-31-2025	57249	459,621	3	459,621	-	459,621	-	459,621
Corporate Bond Petroquímica Com. Rivadavia S.A. in Pesos at Floating Rate. Maturity 08-15-2024	56855	169,740	3	169,740	-	169,740	-	169,740
Corporate Bond New San S.A. in Pesos Private BADLAR + 440 bps. Maturity 02-14-2024	56847	218,550	3	218,550	-	218,550	-	218,550
Corporate Bond Bco. de Serv. Financieros Class 22 in Pesos at Floating rate. Maturity 03-03-2024	56886	207,150	3	207,150	-	207,150	-	207,150
Corporate Bond New San S.A. in Pesos Private BADLAR + 575 bps. Maturity 05-19-2024	57044	148,480	3	148,480	-	148,480	-	148,480
Corporate Bond Refi Pampa Class 2 adjusted by UVA. Maturity 05-06-2025	56123	64,317	3	64,317	68,841	64,317	-	64,317

Subtotal Private Securities - In Pesos		2,690,474		2,690,474	1,321,082	2,690,474	-	2,690,474

Private Securities - In foreign currency

Corporate bond Luz De Tres Picos 4 USD. Maturity 09-29-2026	56467	889,252	2	889,252	1,129,605	889,252	-	889,252
Corporate bond Empresa de Gas del Sur (EMGASUD) S.A. Class 39 in USD. Maturity 07-14-2028	57194	655,181	2	655,181	-	655,181	-	655,181
Corporate bond Pampa Energia S.A. Class 18 in USD. Maturity 09-08-2025	57326	648,248	2	648,248	-	648,248	-	648,248
Corporate Bond Vista Energy Class 20 USD. Maturity 07-20-2025	57081	541,442	2	541,442	-	541,442	-	541,442
Corporate bond Petroquimica Comodoro Rivadavia Class O in USD. Maturity 09-22-2027	57379	333,125	2	333,125	-	333,125	-	333,125
Corporate Bond Petroquímica Comodoro Rivadavia Class H USD. Maturity 12-17-2024	55849	140,520	2	140,520	384,774	140,520	-	140,520
Corporate Bond Vista Energy Class 13 USD. Maturity 08-08-2024	56207	-	2	-	2,748,849	-	-	-
Corporate Bond Vista Energy Class 15 USD. Maturity 01-21-2025	56637	-	2	-	1,797,616	-	-	-
Dollar-linked Corporate Bond Molinos Agro SA. Maturity 05-18-2023	55364	-	2	-	181,216	-	-	-

Subtotal Private Securities - In foreign currency		3,207,768		3,207,768	6,242,060	3,207,768	-	3,207,768

TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH OCI		1,014,570,914		1,014,570,914	1,219,947,701	1,014,570,914	851,446	1,015,422,360

EXHIBIT A
(Continued)
BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES
AS OF SEPTEMBER 30, 2023 AND DECEMBER 31, 2022
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)
(Translation of Financial statementes originally issued in Spanish - See Note 40)

		HOLDING				POSITION
			Fair	Debt	Debt	Position with
Account	Identification	Fair	level	value	value	no options	Options	Final position
		value	value	09.30.23	12.31.22

OTHER DEBT SECURITIES (Continued)

MEASURED AT AMORTIZED COST

Government Securities - In pesos

Argentine Treasury Bonds in pesos. Maturity 08-23-2025	9196	36,506,430	2	36,506,544	-	36,506,544	-	36,506,544
Argentine Treasury Bonds in pesos. Maturity 05-23-2027	9132	35,574,420	2	35,756,727	65,886,989	35,756,727	-	35,756,727
Argentine Treasury Bonds in pesos at 0.7% Badlar Private Rate. Maturity 11-23-2027	9166	14,508,346	2	14,617,658	24,569,814	14,617,658	-	14,617,658

Subtotal Government Securities - In pesos		86,589,196		86,880,929	90,456,803	86,880,929	-	86,880,929

TOTAL DEBT SECURITIES AT AMORTIZED COST		86,589,196		86,880,929	90,456,803	86,880,929	-	86,880,929

TOTAL OTHER DEBT SECURITIES		1,101,160,110		1,101,451,843	1,310,404,504	1,101,451,843	851,446	1,102,303,289

EQUITY INSTRUMENTS

MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS

Local:
Private Securities - In pesos

BYMA - Bolsas y Mercados Argentina Share		1,260,167	1	1,260,167	1,136,340	1,260,167	-	1,260,167
Banco de Valores de Bs. As. Share As.		567,611	1	567,611	647,071	567,611	-	567,611

Subtotal Private Securities - In Pesos		1,827,778		1,827,778	1,783,411	1,827,778	-	1,827,778

TOTAL EQUITY INSTRUMENTS MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS		1,827,778		1,827,778	1,783,411	1,827,778	-	1,827,778

MEASURED AT FAIR VALUE THROUGH OCI

Local:
Private Securities - In pesos

Other		985,063	3	985,063	441	985,063	-	985,063

Subtotal Private Securities - In Pesos		985,063		985,063	441	985,063	-	985,063

Foreign:
Private Securities - In foreign currency

Other		161,525	2	161,525	122,400	161,525	-	161,525

Subtotal Private Securities - In foreign currency		161,525		161,525	122,400	161,525	-	161,525

TOTAL EQUITY INSTRUMENTS MEASURED AT FAIR VALUE THROUGH OCI		1,146,588		1,146,588	122,841	1,146,588	-	1,146,588

TOTAL EQUITY INSTRUMENTS		2,974,366		2,974,366	1,906,252	2,974,366	-	2,974,366

		EXHIBIT B

CLASSIFICATION OF LOANS AND OTHER FINANCING
ACCORDING TO FINANCIAL PERFORMANCE AND GUARANTEES RECEIVED
AS OF SEPTEMBER 30, 2023 AND DECEMBER 31, 2022
(stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated financial statements)
(Translation of Financial statementes originally issued in Spanish - See Note 40)

Account	09.30.23	12.31.22

COMMERCIAL PORTFOLIO

Normal performance	537,035,472	499,669,184
Preferred collaterals and counter-guarantees "A"	2,981,744	3,676,843
Preferred collaterals and counter-guarantees "B"	3,504,673	4,204,539
No preferred guarantees or counter guarantees	530,549,055	491,787,802

With special follow-up	-	1,559,873

Under negotiation or refinancing agreements	-	1,559,873
Preferred collaterals and counter-guarantees "B"	-	262,395
No preferred guarantees or counter guarantees	-	1,297,478

Troubled	1,291,179	2,234,575
No preferred guarantees or counter guarantees	1,291,179	2,234,575

With high risk of insolvency	281,515	289,300
No preferred guarantees or counter guarantees	281,515	289,300

Uncollectible	326,113	55,564
No preferred guarantees or counter guarantees	326,113	55,564

TOTAL	538,934,279	503,808,496

		EXHIBIT B
		(Continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING
ACCORDING TO FINANCIAL PERFORMANCE AND GUARANTEES RECEIVED
AS OF SEPTEMBER 30, 2023 AND DECEMBER 31, 2022
(stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated financial statements)
(Translation of Financial statementes originally issued in Spanish - See Note 40)

Account	09.30.23	12.31.22

CONSUMER AND HOUSING PORTFOLIO

Normal performance	843,256,853	941,850,999
Preferred collaterals and counter-guarantees "A"	385,089	336,410
Preferred collaterals and counter-guarantees "B"	67,849,746	78,360,270
No preferred guarantees or counter guarantees	775,022,018	863,154,319

Low risk	11,417,861	11,475,619
Preferred collaterals and counter-guarantees "B"	559,034	751,401
No preferred guarantees or counter guarantees	10,858,827	10,724,218

Low risk - with special follow-up	419,054	376,642
No preferred guarantees or counter guarantees	419,054	376,642

Medium risk	9,523,330	7,880,494
Preferred collaterals and counter-guarantees "A"	77	104
Preferred collaterals and counter-guarantees "B"	86,111	170,201
No preferred guarantees or counter guarantees	9,437,142	7,710,189

High risk	8,063,184	5,520,963
Preferred collaterals and counter-guarantees "B"	234,249	281,769
No preferred guarantees or counter guarantees	7,828,935	5,239,194

Uncollectible	1,070,447	787,989
Preferred collaterals and counter-guarantees "A"	-	8,740
Preferred collaterals and counter-guarantees "B"	193,542	143,737
No preferred guarantees or counter guarantees	876,905	635,512

TOTAL	873,750,729	967,892,706

TOTAL GENERAL	1,412,685,008	1,471,701,202

				EXHIBIT C

CONCENTRATION OF LOANS AND OTHER FINANCING
AS OF SEPTEMBER 30, 2023 AND DECEMBER 31, 2022
(stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated financial statements)
(Translation of Financial statementes originally issued in Spanish - See Note 40)

	09.30.23		12.31.22
		% over		% over
Number of customers	Debt	total	Debt	total
	balance	portfolio	balance	portfolio

10 largest customers	151,517,640	10.73%	124,243,943	8.44%
50 following largest customers	166,451,971	11.78%	176,544,168	12.00%
100 following largest customers	100,288,868	7.10%	98,327,198	6.68%
All other customers	994,426,529	70.39%	1,072,585,893	72.88%

TOTAL	1,412,685,008	100.00%	1,471,701,202	100.00%

								EXHIBIT D
BREAKDOWN BY TERM OF LOANS AND OTHER FINANCING
AS OF SEPTEMBER 30, 2023
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements) (1)
(Translation of Financial statementes originally issued in Spanish - See Note 40)

		Terms remaining to maturity

	Portfolio	1	3	6	12	24	more than
ACCOUNT	due	month	months	months	months	months	24	TOTAL
							months

Non-financial Government sector	-	8,967	8,516	12,774	25,548	51,096	93,676	200,577

Financial Sector	-	15,872,170	791,617	1,566,032	11,508,225	18,810,064	11,160,898	59,709,006

Non-financial Private Sector and Residents Abroad	17,824,877	648,962,649	169,565,836	170,455,593	215,588,959	156,341,192	271,485,728	1,650,224,834

TOTAL	17,824,877	664,843,786	170,365,969	172,034,399	227,122,732	175,202,352	282,740,302	1,710,134,417

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

BREAKDOWN BY TERM OF LOANS AND OTHER FINANCING
AS OF DECEMBER 31, 2022
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements) (1)
(Translation of Financial statementes originally issued in Spanish - See Note 40)

		Terms remaining to maturity

	Portfolio	1	3	6	12	24	more than
ACCOUNT	due	month	months	months	months	months	24	TOTAL
							months

Non-financial Government sector	-	2,842	-	-	-	-	-	2,842

B.C.R.A.	-	18,353	-	-	-	-	-	18,353

Financial Sector	-	14,307,654	10,443,245	4,960,617	3,726,537	12,652,940	3,682,955	49,773,948

Non-financial Private Sector and Residents Abroad	13,335,762	734,075,069	189,514,715	158,250,838	135,245,519	137,082,052	271,013,988	1,638,517,943

TOTAL	13,335,762	748,403,918	199,957,960	163,211,455	138,972,056	149,734,992	274,696,943	1,688,313,086

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

				EXHIBIT H

DEPOSITS CONCENTRATION
AS OF SEPTEMBER 30, 2023 AND DECEMBER 31, 2022
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)
(Translation of Financial statementes originally issued in Spanish - See Note 40)

	09.30.23		12.31.22
		% over		% over
Number of customers	Debt	total	Debt	total
	balance	portfolio	balance	portfolio

10 largest customers	531,647,804	20.52%	250,085,774	9.41%

50 following largest customers	360,090,504	13.90%	298,396,350	11.23%

100 following largest customers	114,038,494	4.40%	110,493,287	4.16%

All other customers	1,585,206,820	61.18%	1,998,365,657	75.20%

TOTAL	2,590,983,622	100.00%	2,657,341,068	100.00%

							EXHIBIT I
BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERMS
AS OF SEPTEMBER 30, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements) (1)
(Translation of Financial statementes originally issued in Spanish - See Note 40)

	Terms remaining to maturity

	1	3	6	12	24	more than
ACCOUNTS	month	months	months	months	months	24 months	TOTAL

Deposits	2,386,767,667	129,003,361	226,757,254	1,543,187	141,238	-	2,744,212,707
Non-financial Government sector	20,928,047	24,997	-	-	-	-	20,953,044
Financial Sector	7,396,466	-	-	-	-	-	7,396,466
Non-financial Private Sector and Residents Abroad	2,358,443,154	128,978,364	226,757,254	1,543,187	141,238	-	2,715,863,197
Liabilities at fair value through profit or loss	86,766	-	-	-	-	-	86,766
Derivative instruments	2,324,683	-	-	-	-	-	2,324,683
Other financial liabilities	207,524,969	372,348	548,253	1,024,093	1,625,176	8,429,077	219,523,916
Financing received from the BCRA and other financial institutions	1,251,729	418,776	975,984	-	-	-	2,646,489

TOTAL	2,597,955,814	129,794,485	228,281,491	2,567,280	1,766,414	8,429,077	2,968,794,561

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERMS
AS OF DECEMBER 31, 2022
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements) (1)
(Translation of Financial statementes originally issued in Spanish - See Note 40)

	Terms remaining to maturity

	1	3	6	12	24	more than
ACCOUNTS	month	months	months	months	months	24 months	TOTAL

Deposits	2,289,136,752	209,600,978	210,408,204	2,614,563	157,793	-	2,711,918,290
Non-financial Government sector	19,506,714	274,206	-	-	-	-	19,780,920
Financial Sector	1,236,164	-	-	-	-	-	1,236,164
Non-financial Private Sector and Residents Abroad	2,268,393,874	209,326,772	210,408,204	2,614,563	157,793	-	2,690,901,206
Derivative instruments	679,212	-	-	-	-	-	679,212
Other financial liabilities	237,431,704	568,123	755,720	1,205,915	2,119,844	9,892,116	251,973,422
Financing received from the BCRA and other financial institutions	5,228,208	497,846	446,140	-	-	-	6,172,194

TOTAL	2,532,475,876	210,666,947	211,610,064	3,820,478	2,277,637	9,892,116	2,970,743,118

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

								EXHIBIT J

PROVISIONS
AS OF SEPTEMBER 30, 2023
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)
	(Translation of Financial statementes originally issued in Spanish - See Note 40)

					Decreases
	Accounts	Balance at the beginning of the fiscal year	Increases		Reversals	Uses	Monetary gain (loss) generated by provisions	Balances as of 09.30.23

	INCLUDED IN LIABILITIES

	- Provisions for contingent commitments	5,473,263	767,703	(1)(3)	-	-	(3,236,765)	3,004,201

	- For administrative, disciplinary and criminal penalties	10,158	-		-	-	(5,158)	5,000

	- Provisions for termination plans	922,336	204,453		-	-	(521,125)	605,664

	- Other	10,913,814	5,076,568	(2)	957	2,352,122	(6,645,747)	6,991,556

	TOTAL PROVISIONS	17,319,571	6,048,724		957	2,352,122	(10,408,795)	10,606,421

(1)	Set up in compliance with the provisions of Comunication "A" 2950 and supplementary regulations of the BCRA.
(2)	Set up to cover for potential contingencies not considered in other accounts (civil, commercial, labor and other lawsuits), and as required by Memorandum 6/2017 issued by the BCRA.
(3)	It includes an increase of 4,886 for exchange differences in foreign currency for contingent commitments.

PROVISIONS
AS OF DECEMBER 31, 2022
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)
(Translation of Financial statementes originally issued in Spanish - See Note 40)

					Decreases		Monetary gain (loss) generated by provisions
	Accounts	Balance at the beginning of the fiscal year	Increases		Reversals	Uses		Balances as of 12.31.22

	INCLUDED IN LIABILITIES

	- Provisions for contingent commitments	3,378,094	4,154,038	(1)(4)	-	-	(2,058,869)	5,473,263

	- For administrative, disciplinary and criminal penalties	19,787	-		-	-	(9,629)	10,158

	- Provisions for reorganization	5,316,263	4,822,198	(3)	462,883	7,523,017	(2,152,561)	-

	- Provisions for termination plans	1,041,597	455,550		-	-	(574,811)	922,336

	- Other	12,109,480	7,602,731	(2)	-	1,706,161	(7,092,236)	10,913,814

	TOTAL PROVISIONS	21,865,221	17,034,517		462,883	9,229,178	(11,888,106)	17,319,571

(1)	Set up in compliance with the provisions of Comunication "A" 2950 and supplementary regulations of the BCRA.
(2)	Set up to cover for potential contingencies not considered in other accounts (civil, commercial, labor and other lawsuits), and as required by Memorandum 6/2017 issued by the BCRA.
(3)	See Note 23 to the Consolidated Financial Statements
(4)	It includes an increase of 5,412 for exchange differences in foreign currency for contingent commitments.

EXHIBIT L

BALANCES IN FOREIGN CURRENCY
AS OF SEPTEMBER 30, 2023 AND DECEMBER 31, 2022
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)
(Translation of Financial statementes originally issued in Spanish - See Note 40)

ACCOUNTS	TOTAL	AS OF 09.30.23 (per currency)				TOTAL
	AS OF					AS OF
ASSETS	09.30.23	Dollar	Euro	Real	Other	12.31.22

Cash and deposits in banks	439,854,901	425,735,551	12,714,084	24,375	1,380,891	504,651,248
Debt securities at fair value through profit or loss	79,521,510	79,521,510	-	-	-	7,150,880
Other financial assets	16,535,702	16,530,024	5,678	-	-	17,168,309
Loans and other financing	82,527,388	82,347,626	179,762	-	-	78,281,325
Non-financial Government sector	1,275	1,275	-	-	-	95
Other financial institutions	2,071	2,071	-	-	-	1,323
Non-financial Private Sector and Residents Abroad	82,524,042	82,344,280	179,762	-	-	78,279,907
Other debt securities	16,761,234	16,761,234	-	-	-	11,104,943
Financial assets pledged as collateral	8,938,570	8,938,570	-	-	-	21,881,822
Investments in equity instruments	161,525	150,047	11,478	-	-	122,400

TOTAL ASSETS	644,300,830	629,984,562	12,911,002	24,375	1,380,891	640,360,927

	TOTAL	AS OF 09.30.23 (per currency)				TOTAL
	AS OF					AS OF
LIABILITIES	09.30.23	Dollar	Euro	Real	Other	12.31.22

Deposits	519,133,429	510,974,979	8,158,450	-	-	581,183,245
Non-financial Government sector	16,023,852	15,993,551	30,301	-	-	13,061,434
Financial Sector	284,220	281,357	2,863	-	-	175,197
Non-financial Private Sector and Residents Abroad	502,825,357	494,700,071	8,125,286	-	-	567,946,614
Other financial liabilities	29,227,390	27,918,787	1,275,750	-	32,853	44,482,230
Financing received from the BCRA and other financial institutions	2,543,547	2,446,698	96,849	-	-	2,254,415
Other non-financial liabilities	21,618,572	14,024,233	7,594,339	-	-	22,885,936

TOTAL LIABILITIES	572,522,938	555,364,697	17,125,388	-	32,853	650,805,826

									EXHIBIT O

	DERIVATIVES
	AS OF SEPTEMBER 30, 2023
	(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)
	(Translation of Financial statementes originally issued in Spanish - See Note 40)

	Type of Contract	Purpose of the Transactions	Underlying Asset	Type of Settlement	Scope of Negotiation or Counterparty	Weighted Average Term Originally Agreed	Residual Weighted Average Term	Weighted Average Term of Differences Settlement	Amount

	SWAPS	Financial transactions own account	Other	Upon maturity of differences	OTC - Residents in the country - Financial Sector	6	1	18	2,500,000

	REPO TRANSACTIONS (1)	Financial transactions own account	Other	Upon maturity of differences	OTC - Residents in the country - Financial Sector	1	1	3	344,040,245

	FUTURES	Financial transactions own account	Foreign currency	Daily differences	ROFEX	3	2	1	334,303,211

	FUTURES	Financial transactions own account	Foreign currency	Upon maturity of differences	OTC - Residents in the country - Non-financial Sector	3	2	81	263,620,140

	OPTIONS (2)	Financial transactions own account	Local government securities	With delivery of underlying asset	OTC - Residents in the country - Financial Sector	18	14	540	1,176,351

(1)	Although these transactions do not correspond to derivative financial instruments, they are included in this exhibit upon request of the BCRA.
(2)	The notional value of these options reach 125,262,292,297. See Notes 5 and 9 to the consolidated condensed interim financial statements.

	DERIVATIVES
	AS OF DECEMBER 31, 2022
	(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)
	(Translation of Financial statementes originally issued in Spanish - See Note 40)

	Type of Contract	Purpose of the Transactions	Underlying Asset	Type of Settlement	Scope of Negotiation or Counterparty	Weighted Average Term Originally Agreed	Residual Weighted Average Term	Weighted Average Term of Differences Settlement	Amount

	SWAPS	Financial transactions own account	Other	Upon maturity of differences	OTC - Residents in the country - Financial Sector	12	8	31	3,047,250

	REPO TRANSACTIONS (1)	Financial transactions own account	Other	Upon maturity of differences	OTC - Residents in the country - Financial Sector	1	1	3	119,031,118

	FUTURES	Financial transactions own account	Foreign currency	Daily differences	ROFEX	3	2	1	645,893,363

	FUTURES	Financial transactions own account	Foreign currency	Upon maturity of differences	OTC - Residents abroad	2	1	57	3,926,634

	FUTURES	Financial transactions own account	Foreign currency	Upon maturity of differences	OTC - Residents in the country - Non-financial Sector	2	1	67	305,877,869

	OPTIONS (2)	Financial transactions own account	Local government securities	With delivery of underlying asset	OTC - Residents in the country - Financial Sector	9	5	263	99,913

(1)	Although these transactions do not correspond to derivative financial instruments, they are included in this exhibit upon request of the BCRA.
(2)	The notional value of these options reach 4,685,000,000.

						EXHIBIT R

ADJUSTMENT TO IMPAIRMENT LOSS - ALLOWANCES FOR LOAN LOSSES
AS OF SEPTEMBER 30, 2023
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)
(Translation of Financial statementes originally issued in Spanish - See Note 40)

			ECL of remaining life of the financial asset
Accounts	Balances as of	ECL for the			Monetary	Balances as of
	12.31.22	following	FI with significant	FI with credit	gain (loss)	09.30.23
		12 months	increase of	impairment	generated by
			credit risk		allowances

Other financial assets	846,071	103,328	-	182,645	(505,571)	626,473

Loans and other financing	42,472,226	4,592,329	2,353,440	18,757,711	(28,308,937)	39,866,769
Other financial institutions	1,830,270	1,575,234	118,754	(1,662)	(1,050,597)	2,471,999
Non-financial Private Sector and Residents Abroad	40,641,956	3,017,095	2,234,686	18,759,373	(27,258,340)	37,394,770
Overdrafts	2,117,754	545,994	202,919	365,716	(1,386,434)	1,845,949
Instruments	1,550,256	2,054,592	123,151	170,319	(1,308,681)	2,589,637
Mortgage loans	3,484,271	151,868	727,864	1,571,826	(2,458,415)	3,477,414
Pledge loans	301,690	162,923	19,608	78,556	(218,974)	343,803
Consumer loans	8,327,080	946,920	668,714	6,587,106	(6,646,406)	9,883,414
Credit Cards	20,509,481	1,685,394	319,944	8,204,871	(14,061,116)	16,658,574
Finance leases	386,855	92,643	53,106	87,146	(257,075)	362,675
Other	3,964,569	(2,623,239)	119,380	1,693,833	(921,239)	2,233,304

Other debt securities	65,185	31,887	-	-	(51,804)	45,268

Contingent commitments	5,473,263	1,089,795	(413,894)	91,802	(3,236,765)	3,004,201

TOTAL ALLOWANCES	48,856,745	5,817,339	1,939,546	19,032,158	(32,103,077)	43,542,711

						EXHIBIT R

ADJUSTMENT TO IMPAIRMENT LOSS - ALLOWANCES FOR LOAN LOSSES
AS OF DECEMBER 31, 2022
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)
(Translation of Financial statementes originally issued in Spanish - See Note 40)

			ECL of remaining life of the financial asset
Accounts	Balance	ECL for the			Monetary	Balances
	as of 12.31.21	following	FI with significant	FI with credit	gain (loss)	as of 12.31.22
		12 months	increase of	impairment	generated by
			credit risk		allowances

Other financial assets	1,021,686	254,041	-	197,405	(627,061)	846,071

Loans and other financing	53,235,955	7,531,048	5,947,545	1,975,820	(26,218,142)	42,472,226
Other financial institutions	1,303,482	1,150,280	372,778	(5,465)	(990,805)	1,830,270
Non-financial Private Sector and Residents Abroad	51,932,473	6,380,768	5,574,767	1,981,285	(25,227,337)	40,641,956
Overdrafts	1,273,078	1,061,768	425,091	675,025	(1,317,208)	2,117,754
Instruments	2,378,251	377,396	(42,542)	(32,593)	(1,130,256)	1,550,256
Mortgage loans	2,909,076	132,206	535,073	1,723,096	(1,815,180)	3,484,271
Pledge loans	392,006	89,880	1,227	45,105	(226,528)	301,690
Consumer loans	10,161,328	763,994	(34,617)	2,751,468	(5,315,093)	8,327,080
Credit Cards	19,249,384	2,716,573	6,009,301	3,103,750	(10,569,527)	20,509,481
Finance leases	371,852	67,393	16,738	127,574	(196,702)	386,855
Other	15,197,498	1,171,558	(1,335,504)	(6,412,140)	(4,656,843)	3,964,569

Other debt securities	59,793	46,869	-	-	(41,477)	65,185

Contingent commitments	3,378,094	2,789,621	1,296,260	68,157	(2,058,869)	5,473,263

TOTAL ALLOWANCES	57,695,528	10,621,579	7,243,805	2,241,382	(28,945,549)	48,856,745

REPORTING SUMMARY FOR

THE PERIOD ENDED SEPTEMBER 30, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

Translation of Financial statements originally issued in Spanish - See Note 53 to the consolidated financial statements

This reporting summary was prepared on the basis of the consolidated condensed interim financial statements of the Bank were prepared in accordance with the financial reporting framework set forth by the BCRA. (Communication “A” 6114 as supplemented by the BCRA). Except for the exceptions established by the BCRA which are explained in the following paragraph, such framework is based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish). The abovementioned international standards include the IFRS, the International Accounting Standards (IAS) and the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former IFRIC (SIC).

Out of the exceptions set forth by the BCRA to the application of current IFRS, the following affect the preparation of these consolidated condensed interim financial statements:

a)	Within the framework of the convergence process to IFRS established by Communication “A” 6114, as amended and supplemented, the BCRA provided that for fiscal years starting on or after January 1, 2020, financial institutions defined as “Group A” according to BCRA regulations, as such is the case of the Entity, are required to start to apply paragraph 5.5 “Impairment” of IFRS 9 “Financial Instruments” (paragraphs B5.5.1 through B5.5.55) except for exposures to the public sector, considering the exclusion set forth by Communication “A” 6847.

Had the abovementioned paragraph 5.5. “Impairment” been applied in full, according to a global estimate made by the Entity, as of September 30, 2023 and December 31, 2022, its shareholders’ equity would have been reduced by 6,837,158 and 9,106,323, respectively.

Information not covered by the Auditors Report on the review of the consolidated condensed interim financial statements.

REPORTING SUMMARY FOR

THE PERIOD ENDED SEPTEMBER 30, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

Translation of Financial statements originally issued in Spanish - See Note 53 to the consolidated financial statements

b)	In March 2022, the transfer of the equity instruments corresponding to the remaining interest in Prisma Medios de Pago S.A. was made, which instruments were measured at fair value as set forth in Memorandum dated April 29, 2019 and March 22, 2021 received by the BCRA, and the income (loss) from their sale was recorded in the quarter ended March 31, 2022. Had the IFRS been applied in order to determine the fair value above mentioned, the income (loss) for the nine-month period ended September 30, 2022 would have changed. However, this situation does not generate differences as regards the shareholders’ equity value as of December 31, 2022.

Except for what was mentioned in the previous paragraphs, the accounting policies applied by the Entity comply with the IFRS that have been currently approved and are applicable in the preparation of these consolidated condensed interim financial statements in accordance with the IFRS as adopted by the BCRA as per Communication “A” 7642. In general, the BCRA does not allow the early application of any IFRS, unless otherwise specified.

These financial statements as of September 30, 2023 have been approved by the Board of Directors of Banco BBVA Argentina S.A. on November 21, 2023.

Furthermore, the BCRA, through Communications “A” 6323 and 6324, set forth guidelines for the preparation and presentation of the financial statements of financial institutions for fiscal years beginning on or after January 1, 2018, including the additional reporting requirements as well as the information to be submitted as Exhibits.

As a consequence of the application of those standards, the Bank prepares its financial statements according to the new financial reporting framework set forth by the BCRA as of September 30, 2023 and December 31, 2022.

Information not covered by the Auditors Report on the review of the consolidated condensed interim financial statements.

REPORTING SUMMARY FOR

THE PERIOD ENDED SEPTEMBER 30, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

Translation of Financial statements originally issued in Spanish - See Note 53 to the consolidated financial statements

Banco BBVA Argentina S.A. (NYSE; MAE; BYMA: BBAR; Latibex: XBBAR) is a subsidiary of the BBVA Group—its majority shareholder since 1996. In Argentina, it has been one of the major financial institutions since 1886. BBVA Argentina offers retail and corporate banking services to a broad customer base, including individuals, small-to-medium sized companies, and large corporations. As of September 30, 2023, the Entity's total assets, liabilities and shareholders' equity amounted to 3,881,987,062; 3,117,384,918; and 764,602,144; respectively.

The Entity offers its products and services through a wide multi-channel distribution network with presence in all the provinces in Argentina and the City of Buenos Aires, with more than 4.0 million active customers as of September 30, 2023. That network includes 243 branches providing services to the retail segment and also to small and medium sized-enterprises and organizations.

Corporate Banking is divided by industry sector: Consumers, Heavy Industries and Energy, providing customized services for large companies. To supplement the distribution network, the Entity has 892 ATMs, 854 self-service terminals, 15 in-company banks, two points of Customer service booths. Moreover, it has a telephone banking service, a modern, safe and functional Internet banking platform and a mobile banking app. As regards payroll, Banco BBVA Argentina SA. has 6,011 employees, including 92 employees of BBVA Asset Management Argentina S.A.U., PSA Finance Argentina Compañía Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A. (active employees at the end of the month, including structural, temporary and expatriate employees).

The loans portfolio net of allowance for loan losses totaled $ 1,352,640,858 as of September 30, 2023, reflecting a 0.73% decrease as compared to the previous year.

As it relates to consumer loans, including pledge loans, credit cards, mortgage loans and consumer loans, the latter jointly with credit cards decreased the least, by 13.88% in the case of consumer loans and 8.41% in credit cards, compared with September 30, 2022.

Banco BBVA Argentina S.A.'s consolidated market share in private-sector financing was 9.35% at period-end, based on the BCRA's daily information (principal balance as of the last day of each consolidated quarter).

Information not covered by the Auditors Report on the review of the consolidated condensed interim financial statements.

REPORTING SUMMARY FOR

THE PERIOD ENDED SEPTEMBER 30, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

Translation of Financial statements originally issued in Spanish - See Note 53 to the consolidated financial statements

In terms of portfolio quality, the Bank managed to obtain very good ratios. As for the nonperforming portfolio (nonperforming financing/total financing) stood at 1.42%, with a 186.42% hedge level (total allowances/nonperforming financing) as of September 30, 2023.

The exposure for securities as of September 30, 2023 totaled $ 1,515,869,491, including repos.

In terms of liabilities, customers’ resources totaled $ 2,593,866,878, with a 2.34% increase over the last twelve months.

Banco BBVA Argentina S.A.'s consolidated market share in private-sector financing was 7.13% at period-end, based on the information provided by the BCRA on a daily basis (principal amount as of the last day of each quarter).

Breakdown of changes in the main income/loss items

Banco BBVA Argentina S.A. recorded an accumulated profit of 75,884,148 as of September 30, 2023, representing a return on average shareholders' equity of 13.54%, a return on average assets of 2.56%, and a return on average liabilities of 2.39%.

Accumulated net interest income totaled 739,268,351, up by 55.94% compared to September 2022. Such increase was driven by increased income from government securities and interest on overdraft facilities, offset by an increase in interest on term deposits.

Accumulated net commission income totaled 68,530,451 accounting for a 7.77% decrease compared to September 2022. This decrease was due to an increase in the interest rate of fixed term deposits and checking account deposits.

As concerns accumulated administrative expenses and personnel benefits totaled 247,695,781, up by 21.46% vis-a-vis September 2022. This increase was due to higher expenses for other short-term personnel benefits, remunerations and IT expenses.

Information not covered by the Auditors Report on the review of the consolidated condensed interim financial statements.

REPORTING SUMMARY FOR

THE PERIOD ENDED SEPTEMBER 30, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

Translation of Financial statements originally issued in Spanish - See Note 53 to the consolidated financial statements

Outlook

Argentina has concluded its presidential election process, which began with the PASO (Simultaneous and Mandatory Open Primary Elections) held on August 13, and continued with the general elections on October 22, concluding with the second round on November 19, with Javier Milei of the La Libertad Avanza (opposition) party being elected as the new president. The presidential handover will take place on December 10.

Unfavorable macroeconomic conditions have continued to deteriorate, increasing the risk of economic and financial turmoil ahead of the presidential elections scheduled for the last quarter of the year. In this context, its impact on trade and fiscal balance has contributed to accelerating currency depreciation and inflation, which reached 142.7% on an annual basis in October.

The banking system continues to grow at a stable pace but affected by a high inflation rate. At the end of September 2023 private credit and private deposits grew by 114% and 125%, respectively, compared to September 2022 (source: BCRA siscen reporting regime as of September 30, 2023. Capital balances as of the last day of each period, in nominal terms). Meanwhile, the total NPL ratio reached 3.1%, compared to 3.1% in September 2022 (source: Banking Report, Argentine Central Bank (BCRA, latest available data August 2023).

BBVA Argentina continues to monitor actively its businesses, financial conditions and operating results. It also believes it maintains a competitive position to continue facing the challenges posed by the environment. The Bank has a low funding cost due to the adequate deposit type composition, a solid capital and liquidity position and an optimal portfolio quality relative to the financial system.

Corporate responsibility is inherent to the Bank's business model, which promotes inclusion and financial education and supports scientific research and culture. BBVA Argentina operates with maximum integrity, long-term vision and best practices and is present through the BBVA Group in the main sustainability indices.

Information not covered by the Auditors Report on the review of the consolidated condensed interim financial statements.

REPORTING SUMMARY FOR

THE PERIOD ENDED SEPTEMBER 30, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

Translation of Financial statements originally issued in Spanish - See Note 53 to the consolidated financial statements

The Bank's digital transformation is bearing fruit and is now an inherent part of the way the institution does business. Our offer of services has evolved in such a manner that as of the end of September 2023, mobile monetary transactions grew 123% vis-a-vis the same period of the previous year. Our customers’ response has been satisfactory, and we are convinced that we are on the right track to maintain and enhance our competitive position in the financial system. In the quarter, the acquisition of new digital customers over traditional ones was 76%.

The Bank’s goal for 2023 will be to maintain its current strength built all over the years, within the framework of a decisive year for Argentina.

Information not covered by the Auditors Report on the review of the consolidated condensed interim financial statements.

REPORTING SUMMARY FOR

THE PERIOD ENDED SEPTEMBER 30, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

Translation of Financial statements originally issued in Spanish - See Note 53 to the consolidated financial statements

CONSOLIDATED BALANCE SHEET STRUCTURE
COMPARATIVE WITH THE SAME PERIODS OF PREVIOUS FISCAL YEARS
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)
(Translation of Financial statementes originally issued in Spanish - See Note 53)

	09.30.23	09.30.22	09.30.21	09.30.20	09.30.19

Total assets	3,881,987,062	3,815,785,724	3,987,088,920	3,922,213,345	3,878,755,060

Total liabilities	3,117,384,918	3,096,256,703	3,339,863,320	3,212,753,090	3,254,776,630

Shareholders' Equity	753,004,964	708,069,626	634,635,449	696,066,901	601,419,561

Minority interest	11,597,180	11,459,395	12,590,151	13,393,354	22,558,869

Total liabilities + Shareholders' Equity
Control + Minority interest	3,881,987,062	3,815,785,724	3,987,088,920	3,922,213,345	3,878,755,060

CONSOLIDATED STATEMENT OF INCOME STRUCTURE
COMPARATIVE WITH THE SAME PERIODS OF PREVIOUS FISCAL YEARS
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)
(Translation of Financial statementes originally issued in Spanish - See Note 53)

	09.30.23	09.30.22	09.30.21	09.30.20	09.30.19

Net interest income	739,268,351	474,086,408	357,179,290	348,403,681	399,468,805

Net commission income	68,530,451	74,304,764	70,597,874	56,383,458	52,692,658

Net income from measurement of financial instruments at fair value through profit or loss	29,812,416	26,773,121	18,164,075	22,472,192	66,051,814
Net income/(loss) from write-down of assets at amortized cost and at fair value through OCI	7,219,832	1,774,463	(414,652)	(12,924,228)	(396,107)
Foreing exchange and gold gains	8,256,605	15,660,221	15,472,712	30,788,926	64,411,453
Other operating income	28,611,783	31,867,288	23,718,160	25,985,739	96,301,069
Loan loss allowance	(36,326,904)	(24,646,991)	(30,957,892)	(37,353,331)	(76,893,066)

Net operating income	845,372,534	599,819,274	453,759,567	433,756,437	601,636,626

Personnel benefits	(118,327,811)	(100,862,570)	(93,379,863)	(92,351,544)	(100,649,894)
Administrative expenses	(129,367,970)	(103,072,098)	(94,594,239)	(83,500,809)	(81,983,487)
Asset depreciation and impairment	(13,786,085)	(15,486,030)	(16,530,412)	(17,809,858)	(21,337,318)
Other operating expenses	(116,161,761)	(87,573,919)	(76,663,518)	(61,736,567)	(131,473,753)

Operating income	467,728,907	292,824,657	172,591,535	178,357,659	266,192,174

Income/(loss) from associates and joint ventures	717,134	(1,189,818)	288,771	1,487,768	1,097,476

Loss on net monetary position	(351,329,365)	(217,303,276)	(117,688,117)	(76,835,450)	(62,399,513)

Income before income tax from continuing activities	117,116,676	74,331,563	55,192,189	103,009,977	204,890,137

Income tax from continuing activities	(41,232,528)	8,624,172	9,684,342	(38,829,748)	(52,460,880)

Net income from continuing activities	75,884,148	82,955,735	64,876,531	64,180,229	152,429,257

Net income for the period	75,884,148	82,955,735	64,876,531	64,180,229	152,429,257

REPORTING SUMMARY FOR

THE PERIOD ENDED SEPTEMBER 30, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

Translation of Financial statements originally issued in Spanish - See Note 53 to the consolidated financial statements

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME STRUCTURE
COMPARATIVE WITH THE SAME PERIODS OF PREVIOUS FISCAL YEARS
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)
(Translation of Financial statementes originally issued in Spanish - See Note 53)

	09.30.23	09.30.22	09.30.21	09.30.20	09.30.19

Net income for the period	75,884,148	82,955,735	64,876,531	64,180,229	152,429,257

Other comprehesive income components to be reclassified to income/(loss) for the period:

Share in Other Comprehensive Income from associates and joint ventures at equity method

Income/(Loss) for the period on the Share in OCI from associates and joint ventures at equity method	-	221,467	13,887	(187,254)	(409,561)

	-	221,467	13,887	(187,254)	(409,561)

Income/(Loss) from hedge instruments - Hedge of cash flows
Loss for the period from hedge instrument	-	-	-	-	(451,859)
Income Tax	-	-	-	-	(3,770)

	-	-	-	-	(455,629)

Profit or losses from financial instruments at fair value through OCI

Profit or losses from financial instruments at fair value through OCI	(3,101,752)	(8,168,158)	(3,523,822)	31,756,490	(89,510,643)
Reclassification adjustment for the period	(2,872,065)	(1,774,464)	354,126	12,924,151	396,102
Income Tax	1,287,160	2,786,091	1,363,459	(12,972,487)	26,743,787

	(4,686,657)	(7,156,531)	(1,806,237)	31,708,154	(62,370,754)

Other comprehesive income components not to be reclassified to income/(loss) for the period:

Income or loss on equity instruments at fair value through OCI (IFRS 9, paragraph 5.7.5)

Income/(loss) for the period from equity instruments at fair value through OCI	915,581	(82,197)	(29,904)	(117,858)	(31,426)
Income Tax	-	-	-	22,988	-

	915,581	(82,197)	(29,904)	(94,870)	(31,426)

Total Other Comprehensive Income/(loss) for the period	(3,771,076)	(7,017,261)	(1,822,254)	31,426,030	(63,267,370)

Total Comprehensive Income	72,113,072	75,938,474	63,054,277	95,606,259	89,161,887

Total Comprehensive Income:
Attributable to owners of the Parent	71,492,669	77,244,799	63,235,609	95,058,820	86,294,986
Attributable to non-controlling interests	620,403	(1,306,325)	(181,332)	547,439	2,866,901

REPORTING SUMMARY FOR

THE PERIOD ENDED SEPTEMBER 30, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

Translation of Financial statements originally issued in Spanish - See Note 53 to the consolidated financial statements

CONSOLIDATED CASH FLOW STRUCTURE
COMPARATIVE WITH THE SAME PERIODS OF PREVIOUS FISCAL YEARS
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)
(Translation of Financial statementes originally issued in Spanish - See Note 53)

	09.30.23	09.30.22	09.30.21	09.30.20	09.30.19

Net cash generated by / (used in) operating activities	242,283,796	17,188,003	328,403,318	(189,438,030)	(155,366,525)

Total cash flows (used in) / generated by investing activities	(11,572,312)	(8,817,999)	(10,324,008)	(6,979,714)	7,988,447

Total cash flows used in financing activities	(20,587,376)	(15,706,387)	(21,980,854)	(41,583,099)	(38,139,342)

Effect of exchange rate changes	81,667,642	(34,992,629)	(60,849,391)	52,564,666	146,737,919

Effect of net monetary income/(loss) of cash and cash equivalents	(415,369,996)	(337,354,850)	(283,491,276)	(199,645,369)	(344,910,138)

Total cash (used) during the period	(123,578,246)	(379,683,862)	(48,242,211)	(385,081,546)	(383,689,639)

REPORTING SUMMARY FOR

THE PERIOD ENDED SEPTEMBER 30, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

Translation of Financial statements originally issued in Spanish - See Note 53 to the consolidated financial statements

COMPARATIVE STATISTICAL DATA
COMPARATIVE WITH THE SAME PERIODS OF PREVIOUS FISCAL YEARS
(variation of balances over the previous fiscal year)
(Translation of Financial statementes originally issued in Spanish - See Note 53)

	09.30.23 / 09.30.22	09.30.22 / 09.30.21	09.30.21 / 09.30.20	09.30.20 / 09.30.19

Total loans	-0.73%	-4.55%	-14.44%	-10.73%

Total deposits	2.34%	-7.87%	3.53%	6.54%

Income/(loss)	-8.60%	27.87%	1.08%	-57.90%

Shareholders' Equity	6.26%	11.17%	-8.77%	13.70%

	COMPARATIVE STATISTICAL DATA
	COMPARATIVE WITH THE SAME PERIODS OF PREVIOUS FISCAL YEARS

	09.30.23	09.30.22	09.30.21	09.30.20	09.30.19

Solvency (a)	24.53%	23.24%	19.38%	22.08%	19.17%

Liquidity (b)	76.65%	78.47%	76.94%	66.04%	61.72%

Tied-up capital (c)	33.25%	28.67%	28.11%	25.77%	31.93%

Indebtedness (d)	4.08	4.30	5.16	4.53	5.22

(a) Shareholders’ Equity/Liabilities.
(b) Sum of cash and deposits in banks, debt securities at fair value through profit or loss (excluding private securities), net repo transactions and other debt securities/deposits.
(c) Sum of property and equipment, miscellaneous assets and intangible assets/Shareholders’ Equity.
(d) Total liabilities/Shareholders' Equity.

Information not covered by the Auditors Report on the review of the consolidated condensed interim financial statements.

Pistrelli, Henry Martin y Asociados S.R.L. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

REPORT ON THE REVIEW OF INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

To the Directors of

BANCO BBVA ARGENTINA S.A.

CUIT (Argentine taxpayer identification number): 30-50000319-3

Registered office: Av. Córdoba 111

City of Buenos Aires, Argentina

I.	Report on the financial statements

Introduction

1.	We have reviewed the accompanying interim condensed consolidated financial statements of BANCO BBVA ARGENTINA S.A. (the “Bank”) and its subsidiaries, which comprise: (a) the condensed consolidated statement of financial position as of September 30, 2023, (b) the condensed consolidated statements of income and other comprehensive income for the three and nine months periods ended September 30, 2023, the changes in shareholders’ equity and cash flows for the nine-month period then ended, and (c) a summary of significant accounting policies and other explanatory information included in the notes and exhibits that supplement them.

Responsibility of the Bank’s Management and Board of Directors in connection with the financial statements

2.	The Bank’s Management and Board of Directors are responsible for the preparation and presentation of the financial statements mentioned in paragraph 1, in conformity with the financial reporting framework set forth by the Central Bank of Argentina (BCRA) which, as indicated in note 2 to the financial statements mentioned in paragraph 1, is based on IFRS (International Financial Reporting Standards), and in particular for the condensed interim financial statements on the International Accounting Standard (“IAS”) 34 "Interim Financial Reporting", as issued by the IASB (International Accounting Standards Board) and adopted by the FACPCE (Argentine Federation of Professional Councils in Economic Sciences), including the exceptions established by the BCRA explained in the such note. The Bank’s Board and Management are also responsible for the internal control they may deem necessary for the interim financial statements to be prepared free of material misstatements, whether due to errors or irregularities.

Auditors’ responsibility

3.	Our responsibility is to conclude on the financial statements mentioned in paragraph 1 based on our review, which was performed in accordance with the provisions of FACPCE Technical Resolution No. 37 and with BCRA minimum external auditing standards applicable to the review of interim financial statements and in compliance with the ethical requirements relevant to the audit of the Bank’s annual financial statements. A review of interim financial statements consists of making inquiries, mainly from the persons in charge of accounting and financial issues, as well as applying analytical procedures and other review procedures. The scope of a review is considerably narrower than that of a financial statements audit, therefore, we cannot obtain reasonable assurance that we will become aware of all the material issues that may arise in an audit. Therefore, we do not express an audit opinion.

Pistrelli, Henry Martin y Asociados S.R.L. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

Conclusion

4.	Based on our review, nothing came to our attention making us believe that the financial statements mentioned in paragraph 1 are not prepared, in all material respects, in accordance with the financial reporting framework set forth by the BCRA and referred to in paragraph 2.

Emphasis on certain aspects disclosed in the financial statements

5.	We would like to draw attention to the information contained in the following notes to the financial statements mentioned in paragraph 1:

a)	Note 2. “Basis for the preparation of these financial statements and applicable accounting standards – Applicable Accounting Standards” where the Bank quantifies the effects of the application of section 5.5 “Impairment in value” of IFRS 9 “Financial instruments” to financial assets that comprise exposures to the public sector, which were temporarily excluded from such application through BCRA Communiqué “A” 6847, which are explained in the note.

b)	Note 2. “Basis for the preparation of these financial statements and applicable accounting standards - Applicable Accounting Standards” related to the measurement of the remaining investment in Prisma Medios de Pago S.A., in which the Bank exposes that (i) in March 2022, the transfer of the equity instruments measured at fair value was determined as set forth in Memorandum dated April 29, 2019 and March 22, 2021 received by the BCRA, and (ii) had the IFRS been applied to determine the fair value referred to above, income (loss) for the nine-month period ended September 30, 2022 would have changed.

These issues do not change the conclusion stated in paragraph 4, but they should be taken into account by the users of IFRS for interpreting the accompanying financial statements mentioned in paragraph 1.

6.	As further explained in Note 53. to the interim condensed consolidated interim financial statements mentioned in paragraph 1., certain accounting practices used by the Bank to prepare the accompanying financial statements conform with the financial reporting framework set forth by the BCRA but may not conform with the accounting principles generally accepted in other countries.

Other matters

7.	We also issued a separate report on the interim condensed separate financial statements of BANCO BBVA ARGENTINA S.A. as of the same date and for the same periods indicated in paragraph 1.

Pistrelli, Henry Martin y Asociados S.R.L. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

Report on other legal and regulatory requirements

In compliance with current regulations, we further report that:

a)	The condensed consolidated financial statements mentioned in paragraph 1 are being transcribed to the Book of Balance Sheets for Publication and result from books kept, in their formal respects, in conformity with current regulations considering what is mentioned in note 2.7.

b)	As of September 30, 2023, liabilities accrued in employee and employer contributions to the Integrated Pension Fund System, as recorded in the Bank’s accounting books, amounted to ARS 1,123,849,233, none of which was due and payable as of that date.

c)	The information included in the “Consolidated Balance Sheet Structure”, the “Consolidated Statement of Income Structure” and the “Consolidated Cash Flows Structure” of the Reporting Summary for the period ended September 30, 2023, filed by the Bank jointly with the financial statements to comply with CNV (Argentine Securities Commission) regulations, arises from the Bank’s accompanying interim condensed consolidated financial statements as of September 30, 2023 and as of September 30, 2022, 2021, 2020 and 2019, which are not included as exhibits. In addition, we report that the interim condensed consolidated financial statements as of September 30, 2021, 2020 and 2019, to which we refer, which should be read jointly with this report, were reviewed by other auditors who issued their review reports on November 24, 2021, November 25, 2020 and November 9, 2019, respectively.

The figures of the comparative information have been restated to consider the changes in the currency general purchasing power and are thus stated in the constant currency as of the end of the reporting period.

d)     As stated in note 47 to the accompanying condensed consolidated financial statements, the Bank carries shareholders’ equity and a contra account to eligible assets that exceed the minimum amounts required by relevant CNV regulations for these items as of September 30, 2023.

City of Buenos Aires

November 21, 2023

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.

JAVIER J. HUICI
Partner
Certified Public Accountant (U.B.A.)

Pistrelli, Henry Martin y Asociados S.R.L. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

REPORT ON THE REVIEW OF INTERIM CONDENSED

SEPARATE FINANCIAL STATEMENTS

To the Directors of

BANCO BBVA ARGENTINA S.A.

CUIT (Argentine taxpayer identification number): 30-50000319-3

Registered office: Av. Córdoba 111

City of Buenos Aires, Argentina

I.	Report on the financial statements

Introduction

1.	We have reviewed the accompanying interim condensed separate financial statements of BANCO BBVA ARGENTINA S.A. (the “Bank”), which comprise: (a) the condensed separate statement of financial position as of September 30, 2023; (b) the condensed separate statements of income and other comprehensive income for the three and nine months periods ended September 30, 2023, the changes in shareholders’ equity, and cash flows for the six-month period then ended, and (c) a summary of significant accounting policies and other explanatory information included in the notes and exhibits that supplement them.

Responsibility of the Bank’s Management and Board of Directors in connection with the financial statements

2.	The Bank’s Management and Board of Directors are responsible for the preparation and presentation of the financial statements mentioned in paragraph 1 in conformity with the financial reporting framework set forth by the Central Bank of Argentina (BCRA) which, as indicated in note 2 to the financial statements mentioned in paragraph 1, is based on IFRS (International Financial Reporting Standards), and in particular for the condensed interim financial statements on the International Accounting Standard (“IAS”) 34 "Interim Financial Reporting", as issued by the IASB (International Accounting Standards Board) and adopted by the FACPCE (Argentine Federation of Professional Councils in Economic Sciences), including the exceptions established by the BCRA explained in such note. The Bank’s Board and Management are also responsible for the internal control they may deem necessary for the interim financial statements to be prepared free of material misstatements, whether due to errors or irregularities.

Auditors’ responsibility

3.	Our responsibility is to conclude on the financial statements mentioned in paragraph 1 based on our review, which was performed in accordance with the provisions of FACPCE Technical Resolution No. 37 and with B.C.R.A. minimum external auditing standards applicable to the review of interim financial statements, and in compliance with the ethical requirements relevant to the audit of the Bank’s annual financial statements. A review of interim financial statements consists of making inquiries, mainly from the persons in charge of accounting and financial issues, as well as applying analytical procedures and other review procedures. The scope of a review is considerably narrower than that of a financial statements audit; therefore, we cannot

Pistrelli, Henry Martin y Asociados S.R.L. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

obtain reasonable assurance that we will become aware of all the material issues that may arise in an audit. Therefore, we do not express an audit opinion.

Conclusion

4.	Based on our review, nothing came to our attention making us believe that the financial statements mentioned in paragraph 1 are not prepared, in all material respects, in accordance with the financial reporting framework set forth by the BCRA and referred to in paragraph 2.

Emphasis on certain aspects disclosed in the financial statements

5.	We would like to draw attention to the information contained in the following notes to the financial statements mentioned in paragraph 1:

a)     Note 2. “Basis for the preparation of these financial statements and applicable accounting standards” where the Bank quantifies the effects of the application of section 5.5 “Impairment in value” of IFRS 9 “Financial instruments” to financial assets that comprise exposures to the public sector, which were temporarily excluded from such application through BCRA Communiqué “A” 6847, which are explained in the note.

b)	Note 2. “Basis for the preparation of these financial statements and applicable accounting standards” related to the measurement of the remaining investment in Prisma Medios de Pago S.A., in which the Bank exposes that (i) in March 2022, the transfer of the equity instruments measured at fair value was determined as set forth in Memorandum dated April 29, 2019 and March 22, 2021 received by the BCRA, and (ii) had the IFRS been applied to determine the fair value referred to above, income (loss) for the nine-month period ended September 30, 2022 would have changed.

These issues do not change the conclusion stated in paragraph 4, but they should be taken into account by the users of IFRS for interpreting the accompanying financial statements mentioned in paragraph 1.

6.	As further explained in Note 40. to the interim condensed separate interim financial statements mentioned in paragraph 1., certain accounting practices used by the Bank to prepare the accompanying financial statements conform with the financial reporting framework set forth by the BCRA but may not conform with the accounting principles generally accepted in other countries.

Other matters

7.	We also issued a separate report on the interim condensed consolidated financial statements of BANCO BBVA ARGENTINA S.A. and its subsidiaries as of the same date and for the same periods indicated in paragraph 1.

Pistrelli, Henry Martin y Asociados S.R.L. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

II.	Report on other legal and regulatory requirements

In compliance with current regulations, we further report that:

a)	The condensed separate financial statements mentioned in paragraph 1 are being transcribed to the Book of Balance Sheets for Publication and result from books kept, in their formal aspects, in conformity with the current regulations considering what was mentioned in note 2.7. to the condensed consolidated financial statements.

b)	As of September 30, 2023, liabilities accrued in contributions to the Integrated Pension Fund System resulting from the Bank’s accounting books amounted to ARS 1,123,849,233, none of which was due and payable as of that date.

c)      As stated in note 47 to the condensed consolidated financial statements as of such date, the Bank carries shareholders’ equity and a contra account to eligible assets that exceed the minimum amounts required by relevant CNV (Argentine Securities Commission) regulations for these items as of September 30, 2023.

City of Buenos Aires

November 21, 2023

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.

JAVIER J. HUICI
Partner
Certified Public Accountant (U.B.A.)

SUPERVISORY COMMITTEE’S REPORT

To the Shareholders of

Banco BBVA Argentina S.A.

Registered office: Av. Córdoba 111

City of Buenos Aires, Argentina

1. Identification of the interim financial statements subject to review

In our capacity as members of the Supervisory Committee of Banco BBVA Argentina S.A. (hereinafter, either “BBVA Argentina” or the “Entity”) designated at the General Ordinary and Extraordinary Shareholders’ Meeting held on April 28, 2023, and in compliance with the terms of Section 294 of the Argentine Companies Law No. 19.550, we have reviewed the consolidated condensed interim financial statements and its subsidiaries as of September 30, 2023, which include the consolidated condensed statement of financial position as of September 30, 2023, the consolidated condensed statements of income and other comprehensive income for the three and nine-month periods then ended, the statements of changes in shareholders’ equity, and cash flows for the nine-month period then ended and a summary of the significant accounting policies and other explanatory information included in their respective supplementary notes and exhibits, as well as the separate condensed interim financial statements of BBVA Argentina as of September 30, 2023, and the separate condensed statement of financial position as of September 30, 2023, the separate condensed statements of income, other comprehensive income for the three and nine-month periods then ended, and the statements of changes in shareholders’ equity and cash flows for the nine-month period then ended, and a summary of the significant accounting policies and other explanatory information included in their supplementary notes and exhibits.

2. Scope of our Review

In discharging our duties, we have examined the work performed by the Entity’s external auditors PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L., who, on November 21, 2023, issued their limited review report on the interim financial statements as of September 30, 2023, including an unqualified conclusion.

The review of interim financial statements conducted by such auditors is substantially lesser in scope than an audit and, therefore, is not sufficient to become aware of all substantial issues that might arise during an audit. Therefore, the auditors do not render such an opinion on the financial statements referred to in section I.

Since the Supervisory Committee is not responsible for management control, the review did not encompass the corporate criteria and decisions of the Entity’s several areas, for such issues are the exclusive responsibility of the Board of Directors.

3. Supervisory Committee’s Opinion

Based on our review, we have no observations to raise, except as stated in paragraph 4, on the accompanying interim financial statements of BBVA Argentina for the nine-month period ended September 30, 2023 referred to in the first paragraph of Section 1 of this report. Furthermore, such financial statements reflect all substantial facts and circumstances that are known to us.

4. Emphasis Matter

As explained in Note 2 to the accompanying consolidated and separate financial statements, such financial statements were prepared by the Entity’s Board of Directors and Management in accordance with the financial reporting framework set forth by the BCRA. Such financial reporting framework differs from the IFRS in the following aspects:

i.	As stated in note 2. to the accompanying consolidated and separate financial statements, “Basis for the preparation of these Financial Statements and applicable accounting standards – Applicable Accounting Standards” where the Bank quantifies the effects of the application of section 5.5 “Impairment in value” of IFRS 9 “Financial instruments” to financial assets that comprise exposures to the public sector, which were temporarily excluded from such application through BCRA Communiqué “A” 6847, which are explained in the note.

ii.	As stated in note 2 to the accompanying consolidated and separate financial statements. “Basis for the preparation of these financial statements and applicable accounting standards - Applicable Accounting Standards” as regards measurement of the remaining shareholding of the Bank in Prisma Medios de Pago S.A., in which the Entity exposes that (i) in March 2022, the transfer of the equity instruments measured at fair value was consummated as set forth in Memorandum dated April 29, 2019 and March 22, 2021 received by the BCRA, and (ii) had the IFRS been applied to determine the fair value referred to above, income (loss) for the nine-month period ended September 30, 2022 would have changed.

5. Information Required by Applicable Provisions

In accordance with applicable legal and regulatory standards, we hereby report that the accompanying consolidated and separate condensed interim financial statements are pending transcription into the Financial Statements for Reporting Purposes book, and considering what was mentioned in Note 2.7 to the consolidated financial statements, they arise from accounting records kept, in all formal aspects, in accordance with the laws in force.

We further represent that, during the reporting period, we have carried out all duties, to the extent applicable, set forth in Section 294 of Argentine Companies Law No. 19550.

We further represent that Dra. Vanesa Claudia Rodríguez is expressly authorized to individually sign, on behalf of the Supervisory Committee, all documents referred to in the first paragraph herein and all copies of this report.

City of Buenos Aires, November 21, 2023.

Vanesa Claudia Rodriguez
ATTORNEY AT LAW - UCA
C.P.A.C.F. Volume°59- Page°69

For the Supervisory Committee